UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[XX] **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ________

OR

[ ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Rare Element Resources Ltd.

(Exact name of Registrant as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

325 Howe Street, Suite 410, Vancouver, British Columbia. Canada V6C 1Z7
(Address of principal executive offices)

Winnie Wong: 604-687-3520; wwong@pacicicopportunity.com; 325 Howe St., #410, Vancouver, BC, Canada V6C 1Z7
(Name, Telephone, E-mail and/or Facsimile and Address of Company Contact Person)

Securities to be registered pursuant to Section 12(b) of the Act:
None

Securities to be registered pursuant to Section 12(g) of the Act:
Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report. **26,264,736 common shares**

Indicate by check mark if the registrant is a well-known, seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [**X**]

If this report is an annual or transition report, indicate by check mark if the registrant
is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange
Act of 1934. Yes [ ] No [**X**]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days Yes [**X**] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer:
(Check one) Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [**X**]

Indicate by check mark which basis of accounting registrant has used to prepare financial statements included in this filing:

U.S. GAAP [ ]
International Financial Reporting Standards as issued by International Accounting Standards Board [ ]
Other [**X**]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [**X**] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [**X**]

Index to Exhibits on Page 62

RARE ELEMENT RESOURCES LTD.
FORM 20-F REGISTRATION STATEMENT

TABLE OF CONTENTS

INTRODUCTION

Rare Element Resources Ltd. was organized in 1999 as "Spartacus Capital Inc.", a "Venture Capital Pool" company. The Company changed its name in July 2003 coincident with the completion of its Qualifying Transaction, the RTO acquisition of Paso Rico Resources Ltd. ("Paso Rico"). Paso Rico's main asset was an option to acquire the Bear Lodge Property.

In this Registration Statement, the "Company", "Rare Element", "we", "our" and "us" refer to Rare Element Resources Ltd. and its subsidiaries (unless the context otherwise requires). We refer you to the actual corporate documents for more complete information than may be contained in this Registration Statement. Our principal corporate offices are located at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7. Our telephone number is 604-687-3520.

BUSINESS OF RARE ELEMENT RESOURCES INC.

Rare Element Resources Ltd. ("Rare Element" or the "Company") has a 100% interest in the Bear Lodge Property in northeastern Wyoming, USA, which contains large disseminated rare-earth-elements ("REE") deposit as well as extensive gold occurrences. The Company itself is exploring the REE deposit (the "Bear Lodge Project") and, as of 6/30/2009, had expended $1.6 million on acquisition/development. In June 2006, the Company optioned the gold exploration (the "Sundance Gold Venture") to Newmont North America Exploration Limited ("Newmont") whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont had expended $2.1 million on the venture.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars ("US$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar ("CDN$") against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

Certain statements in this document constitute "forward-looking statements". Some, but not all, forward-looking statements can be identified by the use of words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend," statements that an action or event "may," "might," "could," "should," or "will" be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Registrant, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Registrant with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Registrant's common share price and volume; and tax consequences to U.S. Shareholders. We are obligated to keep our information current and revise any forward-looking statements because of new information, future events or otherwise.

ITEM 1. IDENTIFICATION OF DIRECTORS, SENIOR MANAGEMENT, AND ADVISORS

1.A.1. Directors
The following table lists as of 10/31/2009 the names of the Directors.

Table No. 1
Directors

Name	Age	Date First Elected or Appointed
M. Norman Anderson(2)	78	July 2003
Mark T. Brown (1)(3)	40	June 1999
Norman W. Burmeister (1)(4)	69	July 2003
Gregory E. McKelvey (5)	65	February 2008
Stephen P. Quin (1)(6)	50	May 2005
Donald E. Ranta (7)	66	October 2007

(1) Member of Audit Committee.
(2) Business Address: 455 Granville St. #502, Vancouver, BC, Canada V6C 1V2.
(3) Business Address: 325 Howe St #410, Vancouver, BC, Canada V6C 1Z7.
(4) Business Address: P.O.Box 785 #19 Stoney Point Rd., Dubois, Wyoming USA 82513
(5) Business Address: PO Box 1599, 6454 Ruin Hill Loop, Pine, AZ, USA 85544
(6) Business Address: 999 West Hastings #900, Vancouver, BC, Canada V6C 2W2
(7) Business Address: 309 Parkview Ave, Golden, Colorado USA 80401

M. Norman Anderson, Norman W. Burmeister, Gregory E. McKelvey, and Stephen P. Quin: as independent directors, they supervise management and help to ensure compliance with corporate governance policies and standards.

Mark T. Brown and Donald E. Ranta:
as directors, they provide overall leadership and direction to the Company and its management and help to ensure compliance with our corporate governance policies and standards.

1.A.2. Senior Management
The following table lists, as of 11/15/2009, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2
Senior Management

Name and Position	Age	Date of First Appointment
Donald E. Ranta, President & CEO	66	October 2007
Mark T. Brown, Chief Financial Officer	40	June 2003
Winnie Wong, Corporate Secretary	35	July 2003

Donald E. Ranta's business functions, as President and CEO, include strategic planning and management of operations of the Company, and reporting to the Board of Directors.

Mark T. Brown's business functions, as Chief Financial Officer, include overseeing the financial affairs of the Company including cash management and planning, accounting and dealing with investors and financial institutions and overseeing financial regulatory compliance.

Winnie Wong's business functions, as Corporate Secretary, include assisting the President/CEO and CFO and insuring the maintenance of corporate records and recording minutes of meetings and compliance with all statutory and regulatory regulations.

1.B. Advisors

The Company's transfer agent and registrar is:
Computershare Investor Services Inc.
510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9

The Company's Canadian legal counsel is:
McCullough O'Connor Irwin
1100-888 Dunsmuir Street
Vancouver, British Columbia, Canada V6C 3K4

The Company's bank is:
Canadian Western Bank
Suite 100, 666 Burrard Street
Vancouver, British Columbia, Canada V6C 2X8

1.C Auditors

The Company's auditor is:
DeVisser Gray, Chartered Accountant
905 West Pender Street, #401
Vancouver, British Columbia, Canada V6C 1L6

They are members of the British Columbia Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION

3.A.1. Selected Financial Data
The selected financial data of the Company for Fiscal 2009/2008/2007 Ended June 30th was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants, as indicated in their audit report which is included elsewhere in this Registration Statement. The selected financial data of the Company for Fiscal 2006/2005 Ended June 30th was derived from the consolidated financial statements of the Company that were audited by DeVisser Gray, independent Chartered Accountants: not included herein.

The auditor's conducted their audits in accordance with United States and Canadian generally accepted auditing standards, and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. The auditor's report states that they believe that their audits provided a reasonable basis for their opinion.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

The following table is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS). All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the consolidated financial statements.

	Audited Fiscal 2009 Ended 6/30/2009	Audited Fiscal 2008 Ended 6/30/2008	Audited Fiscal 2007 Ended 6/30/2007	Audited Fiscal 2006 Ended 6/30/2006	Audited Fiscal 2005 Ended 6/30/2005
Canadian GAAP					
Sales Revenue	$0	$0	$0	$0	$0
Operating Income (Loss)	($1,254,187)	($853,866)	($751,496)	($458,407)	($145,082)
Net Income (Loss)	($1,254,187)	($853,866)	($751,496)	($458,407)	($145,082)
Basic/Diluted (Loss) Per Share	($0.05)	($0.04)	($0.04)	($0.03)	($0.01)
Dividends Per Share	$0	$0	$0	$0	$0
Weighted Avg. Shares O/S	24,072,331	22,972,529	20,412,956	16,341,819	14,298,715
Period-End Shares O/S	26,264,736	23,866,736	21,704,389	18,273,425	14,430,825
Working Capital	$2,345,857	$2,281,675	$1,154,703	$443,003	$103,400
Mineral Properties	$1,609,496	$1,019,349	$764,147	$608,856	$392,877
LT Financial Liabilities	$0	$0	$0	$0	$0
Shareholder's Equity	$3,967,758	$3,330,374	$1,944,606	$1,061,859	$506,277
Total Assets	$4,034,219	$3,394,225	$1,969,319	$1,094,740	$521,392
US GAAP					
Net Income (Loss)(1)	($1,844,334)	($1,110,484)	($911,628)		
Net Income (Loss) Per Share	($0.08)	($0.05)	($0.04)		
Shareholders' Equity	$2,358,262	$2,311,025			
Total Assets	$2,424,723	$2,374,876			

3.A.2. Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in U.S. Dollars (US$). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar (CDN$) against the U.S. Dollar.

Table No. 4 sets forth the exchange rates for the Canadian Dollar for: Fiscal 2009/2008/2007/2006/2005 Ended June 30th. The average rates for the periods, the range of high and low rates for the periods and the closing values for the periods are disclosed. The data for each month during the most recent six months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4
U.S. Dollar/Canadian Dollar

Period	Average	High	Low	Close
October 2009		1.08	1.03	1.08
September 2009		1.11	1.06	1.07
August 2009		1.10	1.07	1.10
July 2009		1.16	1.08	1.08
June 2009		1.16	1.09	1.16
May 2009		1.19	1.10	1.11
Fiscal Year Ended 6/30/2009	1.17	1.30	1.00	1.16
Fiscal Year Ended 6/30/2008	1.01	1.08	0.92	1.02
Fiscal Year Ended 6/30/2007	1.13	1.19	1.06	1.06
Fiscal Year Ended 6/30/2006	1.16	1.24	1.10	1.12
Fiscal Year Ended 6/30/2005	1.25	1.34	1.18	1.24

3.B. Capitalization and Indebtedness

The following table sets forth the capitalization and indebtedness of the Company as 6/30/2009, the end of the most recent fiscal year and the most recently available consolidated financial statements. Since then to 10/31/2009, the Company raised a CDN$1,800,000 on July 24, 2009 through financing consisting of 1.2 million units at a price of CDN$1.50 per unit and another CDN$3,000,000 through financing consisting of 1,000,000 units at a price of CDN$3.00 per unit.

Table No. 5
Capitalization and Indebtedness

JUNE 30, 2009	
Short-Term Indebtedness	$66,461
Long-Term Indebtedness	$0
Shareholders' Equity	
Common Shares, no par value	
Unlimited Number of common shares authorized	
26,264,736 common shares issued and outstanding	$7,841,832
Warrants	627,442
Contributed Surplus	876,046
Retained Earnings (deficit)	($5,377,562)
Net Shareholders' Equity	$3,967,758
TOTAL CAPITALIZATION	**$4,034,219**
OCTOBER 31, 2009	
Obligations Under Capital Leases	$nil
S-T Due to Related Parties	$nil
Long-Term Debt	$nil
Guaranteed Debt	$nil
Secured Debt	$nil
Common Shares Issued and Outstanding	28,896,736
Warrants Outstanding	990,000
Stock Options Outstanding	2,606,000

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D. Risk Factors
Rare Element Has Not Yet Achieved Profitable Operations and Expects to Incur Further Losses in the Development of Its Business, All of Which Casts Substantial Doubt About the Company's ability to continue as a Going Concern.
The Company's ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due. For Rare Element's Fiscal 2009 Ended 6/30/2009, the Company's net loss was ($1,254,187). The Company's accumulated deficit at 6/30/2009 was ($5,377,562).   The Company's cash position was $2,334,145 and the Company's working capital position was $2,345,857. Subsequently, the Company completed two private placements in July 2009 and September 2009, raising a total of CDN$4,800,000. Management believes that based on its current working capital position, the Company will be able to continue operations at least through the end of Fiscal 2010 without raising additional capital either through debt or equity financing.

Rare Element's Limited Financial Resources Will Require the Company to Seek Additional Funding. Potentially Diluting Existing Shareholders or Increasing Financial Risk Thorough Debt Issuance.

Rare Element has limited financial resources. There is no assurance that the Company will be able to generate funds from operations or to obtain sufficient financing in the future on terms acceptable to it. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company. Failure to obtain additional financing on a timely basis may cause the Company to postpone, abandon, reduce or terminate its operations and could have a material adverse effect on the Company's business, results of operations and financial condition. The most likely source of future financing presently available to the Company is through the sale of the Company's common shares. Any sale of common shares will result in dilution of equity ownership to existing shareholders. This means that if the Company sells common shares, more shares will be outstanding and each existing shareholder will own a smaller percentage of the shares then outstanding. Alternatively, the Company may rely on debt financing and assume debt obligations that require it to make substantial interest and capital payments. Also, the Company may issue or grant warrants or options in the future pursuant to which additional common shares may be issued. Exercise of such warrants or options will result in dilution of equity ownership to the Company's existing shareholders.

Price Volatility of Rare Element's Publicly Traded Securities Could Adversely Affect Investor's Portfolios

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the common shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Shares of Rare Element and Shareholders Could Find It Difficult to Sell Their Stock.

Rare Element's common shares are subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Rare Element's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than US$5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.

No History of Dividends
The Company has not paid dividends on its common shares since incorporation and does not anticipate doing so in the foreseeable future. Payment of any future dividends, if any, will be at the discretion of the Board after taking into account many factors, including operating results, financial condition and anticipated cash needs.

Rare Element's Insiders Control a Material Percentage of Common Shares Outstanding; Potentially Adversely Affecting Investor's Influence Over Corporate Affairs
The Company's officers and directors, in the aggregate, beneficially own 7.8% of the Company's issued and outstanding Common Shares, on an undiluted basis, based on 28,896,736 common shares issued and outstanding as of October 31, 2009. As a result, they have the ability to influence matters affecting the Company's shareholders, including the election of directors, the acquisition or disposition of assets, and the future issuance of shares. Due to the Company's officers, directors and principal shareholders control over such shares, investors may find it difficult to replace the management if they disagree with the way the Company's business is being operated.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Rare Element's Stockholders.
Because the success of Rare Element is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives. To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. As of October 31, 2009, there are 2,606,000 share purchase options outstanding, which, if exercised, would result in an additional 2,606,000 common shares being issued and outstanding.

Rare Element is Dependent on Key Personnel and the Absence of Any of These Individuals Could Adversely Affect the Company
The success of the Company is currently largely dependent on the performance, retention and abilities of its directors, officers, employees and management. The loss of the services of these persons could have a material adverse effect on the Company's business and prospects. There is no assurance that the Company can maintain the services of its directors, officers, employees or other qualified personnel required to operate its business. Failure to do so could have a material adverse affect on the Company and its prospects. The Company lacks "key man" life insurance policies on any of its officers or employees.

Competition for additional qualified management is intense, and the Company may be unable to attract and retain additional key personnel, or to attract and retain personnel on terms acceptable to the Company. Management personnel are currently limited and they may be unable to manage the Company's expansion successfully and the failure to do so could have a material adverse effect on the Company's business, results of operations and financial condition. The Company has not entered into non-competition agreements. As the Company's business is substantially dependent upon the directors, executive officers and consultants of the Company, the lack of non-competition agreements poses a significant risk to the Company in the event such persons were to resign or be terminated from such positions. Under such circumstances, such persons may provide confidential information and key contacts to the Company's competitors and the Company may have difficulties in preventing the disclosure of such information. Such disclosure would have a material adverse effect on the business and operations of the Company.

The Company's Directors/Senior Management Are Engaged in Other Businesses. Potential Conflicts of Interest and Other Obligations of Management Could Interfere With Corporate Operations

Most of the directors and officers of the Company are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other entities, and situations may arise where these directors and officers will be in direct competition with the Company. Conflicts, if any, will be dealt with in accordance with the relevant provisions of the BCA and other applicable legislation. Some of the directors and officers of the Company are or may become directors or officers of other entities engaged in other business ventures. In order to avoid the possible conflict of interest which may arise between the directors and officers' duties to the Company and their duties to the other entities they are involved, the directors and officers of the Company have been advised as follows by the Company: participation in other business ventures offered to the directors or officers should be allocated between the various entities and on the basis of prudent business judgment and the relative financial abilities and needs of such entities to participate; no commissions or other extraordinary consideration will be paid to such directors and officers; and business opportunities formulated by or through other entities in which the directors and officers are involved should not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants. The Company's directors and officers are, or may become, involved in other business activities. As a result of their other business endeavors, the Company's directors and officers may not be able to devote sufficient time to the Company's business affairs, which may negatively affect its ability to conduct ongoing operations and to generate revenues. In addition, the management of the Company may be periodically interrupted or delayed as a result of its officers' other business interests.

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities Against Us or Our Directors, Controlling Persons and Officers.

It may be difficult to bring and enforce suits against Rare Element. The Company is a corporation incorporated in the province of British Columbia under the British Columbia *Corporations Act*. Many of the Company's directors are residents of Canada, and a substantial portion of their assets are located outside of the United States, predominately in Canada. As a result, it may be difficult for U.S. holders of our common shares to effect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

As a "foreign private issuer", Rare Element is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

The Company's executive office is located at:
  325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7.
  Telephone: 604-687-3520
  Facsimile: 604-688-3392
  E-Mail: info@rareelementresources.com
  Website: www.rareelementresources.com

The contact person is: Ms. Winnie Wong, Corporate Secretary.

The Company's fiscal year ends June 30th.

The Company's common shares trade on the TSX Venture Exchange (Tier One) in Toronto, Canada, under the symbol "RES". The common shares also trade in Europe on the Deutsche Bröse (Berlin), Frankfurt, and XETRA Stock Exchanges.

The authorized capital of the Company consists of an unlimited number of common shares without par value. As of 6/30/2009, the end of the latest completed fiscal year, there were 26,264,736 common shares issued and outstanding. On 10/31/2009, there were 28,896,736 common shares issued and outstanding.

History and Development of the Company

Incorporation, Corporate Changes, and Name Changes. The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name "Spartacus Capital Inc.". On 7/25/2003, the name was changed to "Rare Element Resources Ltd."

Organized as a "Venture Capital Pool" company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a "Venture Company" on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover ("RTO") acquisition of Paso Rico Resources Ltd. ("Paso Rico") and completion of a CDN$551,000 private placement. Paso Rico's main asset was an option to acquire the Bear Lodge Property.

Effective 12/20/2004, the Company's authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Initial Public Offering. Effective 10/8/1999, the Company completed its initial public offering of 1,500,000 common shares at $0.20 per share, raising $300,000 (gross). The common shares began trading on the TSX Venture Exchange in Canada ("TSX") on 11/15/1999 under the symbol "SCI".

Subsidiary. The Company has one wholly-owned subsidiary, incorporated under the laws of British Columbia, Canada, on 7/12/1996 under the name "Paso Rico Resources Ltd.". That subsidiary has three wholly-owned subsidiaries:
a. Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA;

b. Minera Santa Regina SA de CV; incorporated 8/7/1991 in Mexico; and
c. Compania Minera Real de las Lomas SA de CV; incorporated 4/18/1991 in Mexico.
The Company is in the process of winding down the two Mexican companies.

<u>Financings</u>. The Company has financed its operations through funds raised in public/private placements of common shares and common shares issued to settle debts. In addition, the Company has raised funds through the exercise of warrants issued in the private placements and the exercise of stock options.

Fiscal Year	Nature of Share Issuance	Number of Securities	Gross Amount
2010 Thru 10/31/2009	Private Placement of Units	2,200,000	$4,479,960
	Exercise of Warrants	10,000	$9,575
	Exercise of Options	422,000	$245,093
2009 Ended 6/30/2009	Private Placement of Units	2,000,000	$1,333,050
	Exercise of Options	398,000	$140,950
2008 Ended 6/30/2008	Private Placement of Units	1,075,000	$1,150,357
	Exercise of Warrants	700,847	$520,810
	Exercise of Options	386,500	$160,092
2007 Ended 6/30/2007	Private Placement of Units	1,666,698	$897,917
	Exercise of Warrants	1,076,766	$337,500
	Exercise of Options	687,500	$158,634

<u>Capital Expenditures</u>

Fiscal Year	Capital Expenditures	Purpose
2009 Ended 6/30/2009	$590,147	Exploration Costs
	$nil	Equipment Purchase
2008 Ended 6/30/2008	$256,618	Exploration Costs
	$5,711	Equipment Purchase
2007 Ended 6/30/2007	$159,750	Exploration Costs
	$864	Equipment Purchase

<u>Plan Of Operations</u>

<u>Source of Funds for Fiscal 2010, Ending June 30th</u>
The Company's primary source of funds since incorporation has been through the issuance of common shares. As at 6/30/2009, the Company had cash of $2,334,145. However, in late July 2009, the Company completed a private placement of units, raising $1,672,860 (gross) and another private placement in late September 2009, raising $2,807,000 (gross).

The Company had working capital of $2,345,857 at 6/30/2009.

As of 10/31/2009: 2,590,000 outstanding warrants with exercise prices ranging from CDN$1.00 to CDN$4.25, if exercised, would raise an additional CDN$6,500,000; and 2,606,000 outstanding stock options with exercise prices ranging from CDN$0.55 to CDN$4.49, if exercised, would raise an additional CDN$2,267,530. There is no guarantee that the warrants or the stock options will be exercised. The Company has had discussions with third parties about additional equity offerings; but the talks as of 10/31/2009 were preliminary. Management believes that with the cash the Company currently has on hand and with the potential exercise of the share purchase options, the Company will be able to fund its expenditures through the end of Fiscal 2010.

<u>Use of Funds for Fiscal 2010 Ending June 30th</u>
For Fiscal 2010, the Company estimates that it might expend CDN$750,000 on general/administrative expenses. During Fiscal 2010, the Company estimates that it might expend CDN$2 million on property acquisition/exploration expenses.

<u>Anticipated Changes to Facilities/Employees</u>. The Company anticipates no material changes to either facilities or employees in the near future.

<u>United States vs. Foreign Sales</u>
The Company generated no sales revenue in Fiscal 2009/2008/2007.

4.B. BUSINESS OVERVIEW

Corporate Overview

The Company's business is the acquisition and exploration of mineral properties. The Company's principal property is the Bear Lodge Property located in northeastern Wyoming, USA. This property contains a large disseminated rare-earth-element (REE) deposit as well as extensive gold occurrences.

This property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico, which originally had an option to acquire full ownership of the property through exploration expenditures on the property and subsequently before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

The Company itself is exploring the REE deposits (the "Bear Lodge Project"); and, as of 6/30/2009, had expended $1.6 million on acquisition/exploration.

In June 2006, the Company optioned the gold exploration (the "Sundance Gold Venture") to Newmont North America Exploration Limited ("Newmont") whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont had expended $2.1 million on the venture.

Expenditures on the Company's properties are detailed below:

	June 30 2006	Expenditures for the Period	June 30 2007	Expenditures for the Period	June 30 2008	Expenditures for the Period	June 30 2009
Bear Lodge Property							
Acquisition Costs	$17,721	$nil	$17,721	$nil	$17,721	$23,000	$40,721
Assays	$7,637	$114	$7,751	$5,623	$13,374	$16,573	$29,947
Assessments and taxes	$20,104	$nil	$20,104	$nil	$20,104	$nil	$20,104
Drilling	$250,409	$73,513	$323,922	$136,038	$459,960	$274,712	$734,672
Geological consulting	$121,983	$46,785	$168,768	$58,714	$227,482	$211,277	$438,759
Geophysical	$300	$nil	$300	$nil	$300	$nil	$300
Metallurgical testing	$nil	$38,530	$38,530	$55,000	$93,530	$61,500	$155,030
Overhead expenses	$8,489	$1,190	$9,679	$1,160	$10,839	$2,685	$13,524
Staking	$17,949	$nil	$17,949	$nil	$17,949	$nil	$17,949
Survey	$34,338	$nil	$34,338	$nil	$34,338	$nil	$34,338
Travel expenses	$23,935	$nil	$23,935	$83	$24,018	$400	$24,418
Wages	$99,734	$nil	$99,734	$nil	$99,734	$nil	$99,734
Bear Lodge Property Total	**$602,599**	**$160,132**	**$762,731**	**$256,618**	**$1,019,349**	$590,147	$1,609,496
Kipawa Property							
Geological consulting	$4,949	$nil	$4,949	$nil	$4,949	$nil	$nil
Staking	$1,308	$nil	$1,308	$nil	$1,308	$nil	$nil
Writedown of property	$nil	($4,841)	($4,841)	($1,416)	($6,257)	$nil	$nil
Kipawa Property Total	**$6,257**	**($4,841)**	**$1,416**	**($1,416)**	**$nil**	**$nil**	**$nil**
TOTAL CORPORATE EXPENDITURES	**$608,856**	**$155,291**	**$764,147**	**$255,202**	**$1,019,349**	**$590,147**	**$1,609,496**

REE Exploration Activities

In October 2009, the Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element (REE) development potential of the Company's Bull Hill Southwest rare-earths deposit, which is part of the Bear Lodge property, Wyoming. In addition, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designates this area as the Whitetail Ridge rare-earths exploration target, and it is being prepared for possible drilling later this fall, weather permitting.

In August 2009, drilling began on the resource expansion program for REE mineralization on the Bear Lodge property. Drill-hole locations have been chosen as step-offs of the known oxide mineralization, to test other high-potential targets, and to provide additional material for metallurgical testing of a suite of samples that are representative of the entire oxide portion of the rare-earth deposit. Initial metallurgical testing of the near-surface oxide portion of the deposit has provided very encouraging results that could lead to a commercially viable process. Metallurgical work is continuing at the Mountain States R & D International laboratory near Tucson, Arizona.

The initial ten core holes of the drill program will test the up-dip extension of oxide mineralization of the Bull Hill Southwest resource that contains the bulk of the REE mineralization. Expansion of the deposit uphill, above the defined resource area in the uppermost portion of the oxidized carbonatite dikes, has potential to gain substantial additional tonnage of oxide mineralized material.

A number of drill holes will test the Bull Hill Northwest target, located about 300 meters (1,000 ft) northerly from the Bull Hill Southwest target as offsets to historical Hecla drill-hole WP-2. Angle hole WP-2 intercepted nearly 56 meters (186 ft) of near-surface, high-grade REE mineralization. Several closely spaced holes will be drilled to determine and test the orientation and continuity of the mineralization.

Most holes in the overall program are designed to offset known mineralization; however a number of holes are planned to test new target concepts. One of the target concepts is a large REE-mineralized carbonatite plug hypothesized to occur at depth southwest of the Bull Hill diatreme. The Company's geologists recognize the similarities of the Bear Lodge REE-bearing carbonatites with the large Mountain Pass rare-earths deposit in California and will be exploring for an analogous large system. Approximately 5,000 meters (16,500 ft) of drilling are planned for the total 2009 Program.

In July 2009, the Company reported encouraging REE metallurgical test results on oxide samples from the Bear Lodge property. These initial metallurgical tests on near-surface oxide material, which was collected from three holes of the 2008 core drilling program, consisted of crushing to -1/4-inch, simple screening, and gentle scrubbing, with the finer fractions enriched in REE. The tests at various sieve sizes resulted in a range of recoveries and pre-concentrate grades, from 70% recovery with a grade 14.25% rare-earth oxide (-500 mesh), to 90% recovery with a pre-concentrate grade of 9.2% REO (-100 mesh). A grade of 14.25% is better than a three-fold concentration of the rare-earth elements.

Metallurgical testwork is continuing at Mountain State Research & Development International of Vail, Arizona. More work is planned to continue upgrading the pre-concentrates and advancing to concentrates by selective froth flotation and other hydrometallurgical methods.

The three holes that provided samples for compositing and the testing were drilled to provide representative samples across the full width of the Bull Hill Southwest deposit. The REE mineralization encountered in the three drill holes is primarily near-surface oxidized equivalents ("FMR") of carbonatite dikes that intrude a body of heterolithic intrusive breccia forming the Bull Hill area of the Bear Lodge alkaline-igneous complex. The oxide zone of mineralization extends from surface to depths of 300 to 500 feet, and consists of an inferred resource of 4.5 million tons averaging 4.3% REO. Excellent exploration potential provides encouragement that the oxide zone can be expanded considerably by step-out drilling.

In April 2009, the Company completed an NI 43-101-compliant Technical Report on the Bear Lodge Property. The total inferred mineral resource in the Bull Hill model area is estimated as 9.8 million tons with an average grade of 4.07% REO, using a cutoff grade of 1.5% REO.

In February 2009, the Company completed and released REE assay results from four holes of the 2008 core drilling program completed on the Bear Lodge Property. Three of the holes were drilled into the Bull Hill Southwest target, where a historical resource had been previously estimated. The fourth hole was drilled to test an area with both REE and gold potential. Highlights of the drill program include relatively thick intercepts in three holes and higher grades in drill holes RES 08-1 and 08-3.

The rare-earth mineralization encountered in three of the four drill holes is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill, within the Bear Lodge alkaline-igneous complex. REE assay values are reported by convention as the combined oxide equivalents (REO) of the fifteen elements in the series. The oxide equivalents are approximately 15.6% higher than the combined metal assay values. The Bear Lodge Project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, samarium, europium, and gadolinium), and in particular the first four of these.

Assaying of the rare-earth elements was conducted by Activation Laboratories (ActLabs) in their Ancaster, Ontario assay facility. The samples were prepared and subjected to lithium metaborate fusion, followed by ICP analysis and a mass spectroscopy finish. ActLabs is recognized as an internationally respected analytical laboratory with extensive experience in REE analysis.

The Company selected samples from the 2008 core drilling program for further metallurgical study and testing. Beneficiation tests were conducted on oxidized, and unoxidized, rare-earth mineralized carbonatite samples to determine the feasibility of producing commercial rare-earth products.

2004-2008 Exploration Activities. Drilling conducted by the Company at the Bear Lodge Property began in August 2004 and continued intermittently through October 2008. A total of 13,317 feet was completed in twelve core holes that range in depth from 943 feet to 1,886 feet. Dr. James Clark, VP Exploration, supervised the drilling on site during 2004, 2005, 2007, and part of 2008. In his absence during 2008, another geologist experienced in industry-standard drilling practices was on site.

Drilling operations during 2004 (August – December) were performed by AK Drilling of Butte, Montana utilizing a truck-mounted Longyear 44 core drilling rig. Drilling operations in 2005 (October), 2007 (May, June, and October), 2008 (August and September), and 2009 (beginning in August) were conducted by Godbe Drilling LLC of Montrose Colorado. Core drilling by Layne Christensen also was conducted in the fall of 2009. The 2005 and 2008 drilling programs were conducted with a skid-mounted Longyear LF-70 core drill, while both truck-mounted Longyear 44 and skid-mounted Longyear LF-70 drill rigs were used on the 2007 drilling program. As a general rule HQ-sized core (77.8mm diameter) was drilled through the oxidation zone (generally to a depth of 300 feet to 500 feet), after which drill core size was reduced to NQ (60.3mm diameter). Exceptions to the general rule were in 2007, when the first two drill holes (RES07-1 and RES07-2) were drilled deeper with HQ core before reducing to NQ in order to secure a larger sample for metallurgical testing, and in 2008, when the fourth hole (RES08-4) was reduced from HQ to NQ at about 300 feet, and then from NQ to BQ (46.1mm diameter) at about 1,400 feet depth until the end of the hole at a depth of 1,886 feet.

The carbonatite dikes and the FMR veins and dikes, which are the near-surface oxidized equivalents of the carbonatite dikes, were the target of most drilling completed in the Bull Hill area. Core recovery in the friable, leached and weathered FMR zones is generally much lower than in the more competent mixed and sulfide-bearing carbonatite rocks, with a range from 0% - 100% and an average recovery of slightly better than 70%. In contrast, core recovery in the transitional and non-oxidized carbonatite zones is generally in excess of 90% and often reaches 100%. Owing to the poor recovery of the loose fine material in the FMR zones, it is likely that a negative bias of grade is present, and that a site specific mud program or very large diameter core, or, alternatively, surface bulk sampling may be necessary to adequately sample the FMR material and to provide representative samples that include all of the fines for metallurgical testing. In relatively few intervals from several holes in the FMR material, minimal material was returned to the surface, owing to extreme friability and loss of fine material in voids that may be related to zones of structural disruption. Future drilling programs through these structural zones (whether core or reverse circulation) should give consideration to methods that might mitigate sample loss in significant intervals of highly broken rock and voids.

Down-hole surveys at 100-foot intervals were conducted on the four core holes drilled by the Company in 2008 and all of the drill holes in 2009. The surveys were done in order to determine deviation from a straight line projection of the surface bearing and dip of the drill stem. Down-hole surveys were not performed on the first eight Company drill holes (those drilled in 2004, 2005, and 2007). The 2008 surveys detected considerable downward deflection of the holes, especially on shallow dipping (-45 degree) drill holes. Downward deflection exceeded 1.5 degrees per 100 feet.

Should underground mining be selected as the appropriate mining method for the deeper mineralization, the lack of down-hole surveys may require re-drilling of the eight un-surveyed holes to achieve sufficient positional accuracy for estimation of measured and indicated resources. It is noted, however, that it is not unusual for an underground mine to require additional detailed drilling from underground to sufficiently define the deposit detail.

The twelve drill holes completed by the Company confirm and expand the known extent of the rare-earth mineralization. Nine of the holes expand and give more definition to the historic mineralization identified by Hecla Mining Company in several holes drilled along the southwestern flank of Bull Hill.

Mineralization in these holes is contained in northwest-striking carbonatite/FMR dikes and veins that cut strongly altered heterolithic breccias and trachyte and phonolite porphyry along the southwestern margin of the Bull Hill diatreme. The REE mineralization is not interpreted to be directly associated with a particular structure, but rather is contained within a dike swarm that was emplaced along a well-defined regional trend in the Bear Lodge alkaline complex.

Shallow REE-mineralized intercepts (0 feet to 500 feet) are contained within FMR dikes or veins that represent the products of supergene alteration and intense oxidation of original carbonatite dikes. The FMR dikes lack primary carbonate and sulfide, and the supergene REE mineralization tends to be somewhat higher grade than in the deeper mineralized zones. Deeper intercepts in most drill holes are contained within the down-dip continuation of these dikes. In the transitional zone at intermediate depths (300 feet to 600 feet), the dikes contain residual carbonate and sulfide, and the REE mineralization is a mixture of the supergene and hypogene REE minerals. The deepest intercepts (greater than about 500 to 600 feet) reside in carbonatite, and the mineralization is dominantly hypogene. The dikes appear to be open at depth and along strike to the southeast and to the northwest. Deeper penetrations in this system may increase grade and tonnage of the rare earth mineralization. Evaluation of historic and current drilling by Company geological personnel identified an area prospective for a deeper, plug-like carbonatite intrusive body. A deeper carbonatite plug may or may not exhibit different, higher temperature, hypogene REE mineralization that may be more favorable to beneficiation and lead to potentially higher grades and tonnages than the current resource.

Drilling conducted by Rare Element Resources to date includes 12 core holes that total 13,317 feet (4,059 meters). In addition to verifying the Bull Hill carbonatite system, drilling suggests that the Bull Hill Northwest target area may have additional potential resources, and a plug-like carbonatite body at depth west of Bull Hill remains an attractive target.

Gold Exploration Activities

In July 2009, drilling for gold began anew on the Bear Lodge Property. Newmont manages gold exploration at the Sundance Gold Venture and is just beginning the fourth year in earning a 65% interest in the project by spending $5 million over a five-year period. Following a lengthy effort to permit road, trench and drill site disturbance on up to 200 acres, exploration work for 2009 is focused on the expansion of known gold-mineralized areas and the discovery of higher-grade gold mineralization. Newmont used one reverse circulation drill rig and occasionally used a core rig for selected drill holes to test the Smith, Taylor and Carbon SE targets. Most of the holes were placed on the Smith target, which is known to have higher grade gold mineralization.

In July 2009, the Company received the exploration permit allowing for an expanded drilling program on the Bear Lodge Property. The Sundance Gold Venture Draft Environment Assessment (EA) was released to the public on 11/5/2008. Two different comment and appeal periods took place over an eight-month period following its release. This EA will allow Newmont to fully explore the Sundance Gold Venture claims on up to 200 acres of disturbance. Approval of the permit will also allow Rare Element to continue with its exploration and evaluation of the Bull Hill area rare-earth targets.

2006-2008 Exploration Activities. Newmont conducted gold exploration drilling operations in 2006 and 2007 on the Bear Lodge property as part of its Sundance Venture with the Company. In 2006, the drilling was performed in September and October and included 535 meters of core in two drill holes and 1,688 meters of reverse-circulation (RC) drilling in nine holes. In 2007, drilling operations took place during June-to-August and again in October. One core hole was drilled to a depth of 758 feet (231 meters), and 14 reverse-circulation holes were drilled with a total footage of 9,375 feet (2,857.5 meters). The drilling was conducted at the Taylor and Carbon SE targets.

Newmont's drilling activities in 2008 were limited to the deepening of Rare Element's drill hole RES08-4 from 900 feet to the total depth of 1,836 feet. Newmont's principal focus in 2008 was on geological, geochemical and geophysical studies as well as the permitting of an Environmental Assessment (EA) to allow flexibility for a large drilling effort on the property in 2009.

Down-hole surveys were conducted for one of the three Newmont core holes, but not for the reverse-circulation drill holes. Drill hole SUN-007c (807 feet) showed no down-hole variation in azimuth, but shallowed progressively from -45° at the collar to -41.5° at the bottom of the hole (3.5° over 807 feet).

Drilling by Newmont at the Taylor and Carbon SE targets in 2006 and 2007 identified large blocks of near-surface low-grade gold mineralization. At the Taylor target, the drilling indicates that low-grade gold mineralization is spread over an extensive area of nearly 600 meters diameter, although the drill spacing is insufficient to demonstrate continuity in all but the central part of the area. The gold mineralization appears to persist to depths of about 150 meters. Strongly anomalous gold mineralization at the Carbon SE target covers an eastnortheast-trending area with dimensions of about 70-meters NNW-SSE by 300-meters ENE-WSW. The mineralization appears to weaken to the SW in the area of a geophysical (IP/resistivity) anomaly, but it is open to the ENE.

Eden Lake property

In October 2009, the Company signed a purchase and sale agreement to acquire 100% of the Eden Lake rare-earth-elements project from VMS Ventures Inc. for payment of 300,000 common shares and is subject to a 3% Net Smelter Returns ("NSR") royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for $1.5 million and has also paid a finder's fee of 20,000 common shares to two parties for this acquisition.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this document has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

Seasonality
Sources/Availability of Raw Materials
Dependency upon Patents/Licenses/Contracts/Processes
--- Nothing Responsive to Disclose ---

4.C. Organization Structure
The Company is incorporated under the British Columbia Business Corporations Act. The Company has one wholly-owned subsidiary, Paso Rico Resources Ltd., incorporated under the British Columbia Business Corporations Act on 7/12/1996. Paso Rico has three wholly-owned subsidiaries:
a. Paso Rico (USA) Inc.; incorporated on 08/21/1997 in Wyoming, USA;
b. Minera Santa Regina SA de CV; incorporated 8/7/1991 in Mexico; and
c. Compania Minera Real de las Lomas SA de CV; incorporated 4/18/1991 in Mexico.
The Company is in the process of winding down the two Mexican companies.

4.D. PROPERTY, PLANTS AND EQUIPMENT

The Company's executive offices are located in rented premises of approximately 500 sq. ft. at 325 Howe Street, Suite 410, Vancouver, British Columbia, Canada V6C 1Z7. The Company began occupying these facilities in 2001. Monthly rent is $750.

The Company's business is the acquisition and exploration of mineral properties. The Company's sole property is the Bear Lodge Property located in northeastern Wyoming, USA. This property contains extensive gold occurrences, as well as large disseminated rare-earth-element (REE) deposits.

Figure No. 1
Bear Lodge Property
Location Map



BEAR LODGE PROJECT
Sundance
Lead
Newcastle
WYOMING
SOUTH DAKOTA
0 5 10 15 20 25
Miles
CANADA
Vancouver
Bear Lodge Project
WY.
USA

Figure No. 2
Bear Lodge Project and Sundance Project
Property Map



Powder River Basin
Tertiary Igneous Complexes
Mesozoic & Paleozoic Sediments
Precambrian
Sundance Project
Spearfish
S DAKOTA
WYOMING
NEBRASKA
Denver
Bear Lodge Project
Bear Lodge Mountains
Mineral Hill
Richmond Hill
Homestake
Gilt Edge
Annie Creek/ Foley
Black Hills
NORTH
20 miles
25 km
Wyoming
South Dakota

Bear Lodge Property
Northeastern Wyoming, USA
REE Exploration
Gold Exploration

Acquisition Details
The property was acquired through the July 2003 reverse-takeover acquisition of Paso Rico Resources Ltd., which originally had a property option to acquire full ownership of the property through exploration expenditures on the property and subsequently, before the reverse-takeover by Rare Element, obtained 100% ownership in September 2002.

On 3/30/2000, Paso Rico signed an arm's length Mineral Lease and Option agreement with Phelps Dodge Mining Company to explore certain unpatented lode mining claims in the Bear Lodge Mining District of Crook County, Wyoming, USA, the "Bear Lodge Property". At that time, Paso Rico committed to spend a minimum of CDN$1,750,000 over a period of five years to earn a 100% interest, subject to a net smelter royalty of 2%. On 8/9/2001, the year-two property expenditures commitment deadline was extended from 3/30/2002 to 9/30/2002 by way of an Amendment Letter. On 8/27/2002, Phelps Dodge Mining Company agreed to assign Paso Rico the claims outright subject only to a 2% net smelter royalty; there were no further work commitments under this new arrangement. An agreement between Paso Rico and Phelps Dodge Mining Company was signed on 9/30/2002.

On 6/1/2006, the Company (through Paso Rico (USA), Inc.) and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge Property ("Sundance Gold Venture"). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge Property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011. Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of the Sundance Gold Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production. Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Sundance Gold Venture's property. The total Sundance Gold Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

In order to maintain all unpatented claims in good standing, Rare Element is responsible for payment of annual fees ($135/claim) and the recording of assessment work. All 206 unpatented claims included in the Sundance Venture with Newmont are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont under terms of the Venture Agreement and are paid up until September 1, 2010.

Rare Element also has leased a 640-acre section of land (Section 16) through a Wyoming state lease.

On 3/31/2009, the Company re-purchased the royalty interest (the "Royalty") on certain claims, which includes an area of interest, on the Bear Lodge Property from Freeport-McMoRan Corporation ("Freeport", the successor company following acquisition of Phelps Dodge). The royalty is on all minerals produced on the claims, and the area of interest, that cover approximately six square miles in the center of the district, including both rare-earth and gold mineralization occurrences. The 50 unpatented claims with the royalty were held previously by Freeport (then known as Phelps Dodge Corporation Mining Division), and were transferred to a wholly-owned subsidiary of Rare Element, by way of a "Mineral Lease and Option for Deed" signed on 3/30/2000. Subsequently, the mineral lease and option agreement was terminated and replaced on 9/30/2002, with a production royalty of 2% net smelter returns ("NSR") payable to Freeport. Rare Element repurchased the Royalty for a one-time payment of $50,000. The Company's gold and precious-metals partner, Newmont, as Manager, elected for the Sundance Gold Venture to acquire this royalty, other than as it relates to the Rare Earths and Uranium and $27,000 was assigned to this portion of the royalty which would be credited toward Newmont's earn in requirement under the venture agreement.

There is a sliding scale royalty on certain state lease land due to the state of Wyoming if ore is mined from the state section.

Property Description and Location
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The property comprises 90 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 2,100 acres.

The Bear Lodge property is located in central Crook County, northeastern Wyoming, in the northwestern portion of the Black Hills uplift. The property is situated immediately north of the crest of the Bear Lodge Mountains, a relatively small northwesterly trending range. The project is flanked to the west by the Powder River Basin, famous for its extensive coalmines, and is surrounded by the Great Plains. The Bear Lodge property lies about 12 road miles northwest of the small town of Sundance, Wyoming, approximately 22 air miles west of the South Dakota state line, 55 air miles east of the larger town of Gillette, Wyoming, and 230 miles north of Cheyenne, the state capitol. Gillette has many of the services required by the mining industry.

Access to the Bear Lodge Property is very good, but in the winter months the property is not as readily accessible due to snow accumulation. Primary access to the property is from the town of Sundance, Wyoming, situated along US Interstate Highway 90. The project area is reached by traveling on paved roads west from Sundance about 1.5 miles along US Highway 14, then north on US Forest Service Taylor Divide Road #838 for 7.4 miles to the summit of Warren Peaks. The final 3.2 miles to the Bull Hill area of the property is on well-maintained gravel roads (continuing on USFS#838 and then right on USFS#851) until the turnoff to the Bull Hill Road, about 0.8 miles of a narrow one-lane dirt road leading to the Bull Hill REE target area. Road access within the property is relatively extensive via a number of good quality logging roads and four-wheel-drive trails that were cleared during previous exploration and logging activities.

Motels, restaurants, and gas stations are available to the south in the nearby town of Sundance, and a greater variety of accommodations and services are available to the east in Spearfish, South Dakota.

Necessary infrastructure, such as housing, food, fuel, etc., would be available in either town, or further to the west in Gillette, Wyoming, should an economic discovery be made. Water rights would likely be available through purchase, and a major power line runs within a mile of the project area. Supplies can be trucked to the site 60 miles from Gillette, which is located on both US

Interstate Highway 90 and rail lines. A Burlington Northern rail transport line also runs through Moorcroft, 34 miles west of Sundance. The Gillette area has a coal-fired power plant, and the city would be a major logistics center for any development at the Bear Lodge Property. The current size of the property is sufficiently large to support a mining operation, with no foreseeable obstacles regarding expansion, subject to a favorable environmental permitting outcome.

The Bear Lodge Mountains have a warm and relatively dry climate during summer, followed by cold winters with variable amounts of snow. Optimal field conditions extend from April to November. The Taylor Divide Road is not maintained during winter months, and snowmobile access is given priority from December through March. The property lies within the Black Hills National Forest along the crest of the northern part of the Bear Lodge Mountains, a narrow northwest-trending range situated in northeastern Wyoming. Physiographically it is a northwesterly extension of the Black Hills of western South Dakota. The range is characterized by rounded grass- and pine-covered mountains reaching elevations of 6,400 feet within the property. The mountains have moderate slopes covered by western yellow pine forest interspersed with dense thickets of brush. Narrow grassy meadows cover the upper reaches of seasonal drainages. The lowest point within the property is about 5,800 feet elevation.

Property History

Historic REE Drilling. Primary rare-earth element (REE) exploration drilling on the Bear Lodge Property prior to its acquisition by Rare Element was conducted by Molycorp Inc. and Hecla Mining Company. Duval Corporation assayed for select REE, but its primary exploration objective was base metals.

Historic rare-earth drilling of the Bear Lodge district:

Company	Dates	Number of Drill Holes	Total Footage	Number of Assay Intervals
Duval Corporation	1972-1984	20	21,900	914
Molycorp Inc.	1978-1980	12	13,618	Indeterminate
Hecla Mining	1987-1990	12	13,765	612

REE exploration drilling by Molycorp, Duval, and some of the Hecla drilling was widely spaced across the property, but the 2004-2008 drilling by the Company and a portion of the drilling by Hecla Mining Company was focused in the Bull Hill area. A number of holes were drilled from common sites at varying inclination, owing to space and permitting restrictions. The Bull Hill REE resource drill-hole spacing between fences of drill holes ranges from approximately 230-feet to 1,000-feet (70-meters to 320-meters) and averages about 490 feet (150 meters). Drill-hole spacing within the fences on sections ranges from 100-feet to 200-feet (30-meters to 60-meters).

<u>Historic Gold Drilling.</u> The historic Bear Lodge drill-hole database consists of 301 drill holes, including those drilled by Western Nuclear, Duval, Molycorp, American Copper and Nickel, FMC, International Curator, Coca Mines, Hecla Mining Company, Phelps Dodge, Newmont, and Rare Element. A total of about 13,903 assay intervals are recorded from the historic drilling. Gold and silver assays on generally 5-foot intervals are available for nearly all holes, and inductively coupled plasma (ICP) analyses for other elements are available for selected holes. A digital record of these holes was compiled by the Newmont and Rare Element geological staffs. Copies of geologic drill logs are available for most of the drill holes, and those data have been incorporated into the Company's database. Each of the historic exploration drilling programs had different objectives with regard to commodity and deposit type, but gold assays were generally conducted on nearly all of the assay intervals. As such, drill-hole spacings across the property vary widely. The most closely spaced drilling occurs in the Smith Ridge area, where the average drill-hole spacing is on the order of 33 meters. Drill-hole spacing at the Carbon SE target ranges from 20 meters to 90 meters, and averages about 50 meters, while that at the Taylor Ridge target ranges from 75 meters to 150 meters and averages about 100 meters.

Eden Lake Property
Manitoba, Canada
REE Exploration

<u>Acquisition Details</u>

On 10/30/2009, the Company signed the purchase and sale agreement to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares and is subject to a 3% Net Smelter Returns ("NSR") royalty to Strider Resources Limited. The 300,000 common shares were issued and have trading restrictions over 18 months. The Company also has the right to buy 50% of the 3% NSR for $1.5 million and has also paid a finder's fee of 20,000 common shares to two parties for this acquisition.

<u>Property Description and Location</u>
The Eden Lake REE Project consists of 8 claims for a total of 1,871 hectares. It is located 35 kilometers northwest of Leaf Rapids, Manitoba.

<u>Property History</u>
In 2003 VMS, which was then called Rare Earth Metals Corp., performed detailed geological mapping, sampling, and petrographic studies that led to the discovery of an extensive area (approximately 8 square kilometers) of hydrothermal stock-work veining, magmatic carbonatite dikes, and breccia exposed in outcrop. Carbonatite dikes and plugs were discovered at three locations, and the property geology has characteristics that suggest a large carbonatite complex.

REE-enriched minerals identified in petrographic studies include strontium-REE-apatite, britholite, allanite, and REE mineral inclusions in andradite garnet. REE enrichments occur in all hydrothermally metasomatized rocks. The highest REE concentrations encountered by VMS are in the carbonatite dikes (up to 1.6% total REO, 9,764 ppm Sr, and 745 ppm Y), and in hydrothermal REE-rich veins (up to 13.8% total REO and 5,307 ppm Y). VMS also discovered heavy REEs (Eu-Lu) on the project during their field work. Rare Element will be evaluating the carbonatite complex, which may have similarities to the Company's Bear Lodge project, and the heavy rare earths plus yttrium in the hydrothermal veins.

A drill program was completed on the project in 2006, and the holes provided additional favorable geologic indications for a carbonatite complex, but without hitting significant REE grades. Six holes for a total of 765 meters were drilled in the northeastern half of the 8 square kilometer zone of intensely altered rocks. Most of the favourable targets have not been adequately tested, and additional exploration of the project for yttrium and heavy rare earths is warranted.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal 2009/2008/2007 Ended June 30th should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Selected Annual Data

	Fiscal 2009 Ended 6/30/2009	Fiscal 2008 Ended 6/30/2008	Fiscal 2007 Ended 6/30/2007
Revenue	$0	$0	$0
Net Income (loss)	($1,254,187)	($853,866)	($751,496)
Basic and Diluted (loss) EPS	($0.05)	($0.04)	($0.04)
Weighted Avg. No. Shares Outstanding	24,072,331	22,972,529	20,412,956
Working Capital	$2,345,857	$2,281,675	$1,154,703
Mineral Properties	$1,609,496	$1,019,349	$764,147
Shareholders' Equity	$3,967,758	$3,330,374	$1,944,606
Total Assets	$4,034,219	$3,394,225	$1,969,319

Summary of Quarterly Results

Net income (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2009	($257,516)	($448,962)	($263,166)	($284,543)
Fiscal 2008	$19,191	($282,624)	($398,964)	($191,469)
Fiscal 2007	($227,358)	($309,822)	($159,691)	($54,625)

EPS (Loss)	Quarter Ended September 30th	Quarter Ended December 31st	Quarter Ended March 31st	Quarter Ended June 30th
Fiscal 2009	($0.01)	($0.02)	($0.01)	($0.01)
Fiscal 2008	$0.00	($0.01)	($0.02)	($0.01)
Fiscal 2007	($0.01)	($0.02)	($0.01)	($0.00)

Corporate Historical Overview

The Company was incorporated under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name "Spartacus Capital Inc.". On 7/25/2003, the name was changed to "Rare Element Resources Ltd.

Organized as a "Venture Capital Pool" company whose activities were focused on the identification and completion of a Qualifying Transaction, the Company transitioned to a "Venture Company" on 7/25/2003 coincident with the completion of its Qualifying Transaction, the Reverse Takeover ("RTO") acquisition of Paso Rico Resources Ltd. ("Paso Rico") and completion of a CDN$551,000 private placement. Paso Rico's main asset was an option to acquire the Bear Lodge Property through exploration expenditures on the property. The Company assumed 100% ownership in 8/27/2002, subject to a 2% net smelter royalty that was purchased in March 2009 for $50,000.

The Company is exploring the REE deposits itself (the "Bear Lodge Project"); and, as of 6/30/2009, had expended $1.6 million on acquisition/development. In June 2006, the Company optioned the gold exploration (the "Sundance Gold Venture") to Newmont North America Exploration Limited ("Newmont") whereby Newmont has the right to earn a 65% participating interest in the Sundance Gold Venture by spending $5 million on property exploration by 2011; as of 6/30/2009, Newmont has expended $2.1 million on the venture.

In April 2006, the Company acquired the Kipawa Property by staking 26 claims, totaling approximately 1,531 hectares. The property is located in Quebec, 90 kilometers northwest of North Bay, Ontario. The Company wrote off $4,841 in Fiscal 2007 upon making an agreement to sell the property. On 10/12/2007, the Company sold the property for its residual carrying amount of $1,416.

In October 2009, the Company acquired the Eden Lake Property for 300,000 common shares and is subject to a 3% Net Smelter Returns royalty.

Effective 12/20/2004, the Company's authorized share capital was changed from 100,000,000 common shares to an unlimited number of common shares without par value.

Financings

On **September 21, 2009**, the Company completed a CDN$3,000,000 financing consisting of 1,000,000 units. Each unit was priced at CDN$3.00 and consists of one common share and one common share purchase warrant. Each full warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of CDN$4.25. There were no insiders participating in this offering and no commission paid. There is a four-month hold on the securities issued.

On July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1,200,000 units at a price of CDN$1.50 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of CDN$2.10. No insiders participated in this offering and no commissions were paid. There is a four-month hold on the securities issued.

On **May 27, 2009**, the Company completed a non-brokered private placement for CDN$1,500,000. The offering consisted of 2,000,000 units at CDN$0.75 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at CDN$1.00 until November 27, 2010.

On **November 5, 2007**, the Company completed a non-brokered private placement for CDN$1,075,000 CDN. The offering consisted of 1,075,000 units at CDN$1.00 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable into a common share of the Company at CDN$1.35 CDN until 5/5/2009. All the warrants expired un-exercised.

On **September 22, 2006**, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021. Each unit comprised one common share and one-half of a non-transferable share purchase warrant. A whole warrant could have been exercised to purchase one additional common share of the Company at CDN$0.75 per share until 3/22/2008. 129,166 of these warrants were exercised during Fiscal 2007, 700,847 warrants were exercised in Fiscal 2008, and 3,336 warrants expired un-exercised.

Change in Accounting Policy

On 7/1/2008, the Company adopted the following provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a. Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories.
b. Section 3863 – Financial Instruments – Presentation, to enhance financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows.
c. Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed. Under this standard, the Company will be required to disclose the following:
   1. qualitative information about its objectives, policies and processes for managing capital;
   2. summary quantitative data about what it manages as capital;
   3. whether during the period it complied with any externally imposed capital requirement to which it is subject; and
   4. when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.
   d. Section 1400 – General Standards of Financial Statement Presentation, to include requirements for management to assess and disclose an entity's ability to continue as a going concern.

International Financial Reporting Standards

On 2/13/2008, the Canadian Accounting Standards Board ("AcSB") confirmed the mandatory changeover date to International Financial Reporting Standards ("IFRS") for Canadian profit-oriented publicly accountable entities ("PAE's") such as the Company. The AcSB requires that IFRS compliant financial statements be prepared for annual and interim financial statements commencing on or after 1/1/2011. For Rare Element's with a June 30th year-end, the first un-audited interim financial statements under IFRS will be the quarter ending 9/30/2011, with comparative financial information for the quarter ended 9/30/2010. The first audited annual financial statements will be for the year ending 6/30/2012, with comparative financial information for the year ended 6/30/2011. This also means that all the opening balance sheet adjustments relating to the adoption of IFRS must be reflected in the 7/1/2010 opening balance sheet that will be issued as part of the comparative financial information in the 9/30/2011 un-audited interim financial statements.

The Company intends to adopt these requirements as set out by the AcSB and other regulatory bodies. At this time, the impact of adopting IFRS cannot be reasonably quantified. Nonetheless, the Company has identified several areas relating to IFRS that could materially affect the Company:

a. Impairment: Upon conversion to IFRS, an assessment of whether there is any impairment to mineral properties will have to be made.
b. Mineral resources: At present, the issue of capitalizing exploration expenditures under GAAP appears to be acceptable under IFRS.
c. Business combinations: The effect of IFRS on the Company's present business combination is minimal because the first-time adoption of IFRS has exemptions allowing the new accounting policies on the business combinations be applied prospectively.
d. Foreign currency: The adoption of IFRS will involve the identification of a functional currency. At present, it appears that the US dollar is the Company's functional currency and the Canadian dollar is the subsidiary's functional currency. Upon consolidation, the presentation currency will be that of the parent's functional currency and therefore, the adoption of IFRS should have a minimal impact on the foreign currency translation. In addition, an exemption is allowed whereby any cumulative translation differences prior to transition date will be deemed to be zero.
e. Income taxes: Although there are many areas where GAAP is similar to IFRS, there are differences as well, such as the differentiation between deferred tax assets and deferred tax liabilities; and whether deferred tax is to be charged to the income statement, equity or goodwill.

The majority of the Company's audit committee is aware of the IFRS conversion and the Company's staff, in conjunction with its CFO, have adequate resources with which to carry out the conversion, as well as to carry on the day-to-day operations of the Company. The Company's staff is taking professional development courses relating to IFRS conversion.

At present, the Company has no contracts, debt covenants, capital requirements or compensation contracts that may be affected by changes to financial reporting because of IFRS.

The actual conversion work will occur in 2009 and 2010, in anticipation of the preparation of the 7/1/2010 balance sheet that will be required for comparative purposes for all periods ending in 2011 and 2012.

New Accounting Standards Not Yet Adopted: Goodwill and intangible assets
In February 2008, the CICA issued CICA Handbook Section 3064, "Goodwill and Intangible Assets", which replaces CICA Handbook Section 3062, "Goodwill and Other Intangible Assets" as well as CICA Handbook Section 3450, "Research and Development". This new standard provides guidance on the recognition, measurement, presentation and disclosure of goodwill and intangible assets. As this standard applies to interim and annual financial statements for fiscal years beginning on or after 10/1/2008, the Company will adopt this new standard effective 1/1/2009 (the first day of the Company's 2009 fiscal year) retrospectively with a restatement of prior periods. Implementation of this new standard is not expected to have a material impact on the Company's financial statements and disclosures.

Internal Controls Over Financial Reporting

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended 6/30/2009. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

The internal controls have an inherit weakness in the area of management override and segregation of accounting duties, in that the accounting staff is small in number and it is not practical or cost effective to increase accounting personnel to enable the segregation of all accounting duties in a company of this size.

RESULTS OF OPERATIONS

Fiscal 2009 Ended 6/30/2009 vs. Fiscal 2008

The net loss for the year ended 6/30/2009 totaled ($1,254,187) compared to loss of ($853,866) in the Fiscal 2008, an increase of ($400,321). The basic and diluted losses per share were ($0.05) for Fiscal 2009 ended 6/30/2009 and ($0.04) for the Fiscal 2008.

Interest income totaled $32,575 (2008 = $29,786) for the year ended 6/30/2009 as a result of interest earned on the funds that the Company held in financial institutions. During the year ended 6/30/2009, the Company recognized a loss on foreign exchange of ($292,358) (2008 = foreign exchange gain of $88,985) as the Company held the majority of its cash in Canadian dollars until such time as payment (in US$) is required.

Excluding the non-cash stock-based compensation expenses of $428,350 in 2009 and $423,891 in 2008 and the foreign exchange gains (losses), total general and administrative costs were $550,971 for Fiscal 2009 and $548,746 for Fiscal 2008. The operating expenses increased slightly by $2,225. The major increases were: $16,675 in travel as the Company participated in more trade shows in Fiscal 2009 and $16,735 in audit, accounting and legal fees. These increases were offset by decreases of $21,422 in management fees due to last year's payment to a former president; $13,087 in transfer and listing fees due to no shares issued during the first three quarters of Fiscal 2009; and $9,433 in office and miscellaneous expenses.

During the year ended 6/30/2009, the Company incurred $590,147 in exploration expenditures on its property. As of 6/30/2009, the Company had incurred a total of $1,609,496 (2008 = $1,019,349) on exploration work at Bear Lodge.

The Company announced the results of a new National Instrument 43-101-compliant mineral resource estimate of REE contained in the Bull Hill Southwest deposit of 9.83 million tons averaging 4.07% rare-earth oxides, or approximately 800 million pounds of rare-earth oxides. The new resource estimate is derived from a REE database that includes twelve drill holes completed by the Company since 2004 for a total of 13,326 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which data are available. Approximately 34% of the resource is within 100 feet of a drill hole and 69% of the resource is within 200 feet of a drill hole. The new resource estimate focuses only on the dike sets in the Bull Hill Southwest target area, and there is significant additional potential for expansion of the Bull Hill Southwest resource and for definition of REE resources in other areas.

Fiscal 2008 Ended 6/30/2008 vs. Fiscal 2007

The net loss for Fiscal 2008 totaled ($853,866) compared to loss of ($751,496) last year. The basic and diluted loss per share was ($0.04) both years.

The Company earned interest income of $29,786 on the CDN$1.5 million GIC held in a Canadian financial institution during the year. The Company also had a gain on foreign exchange of $88,985 [FY2007 = foreign exchange loss of ($43,589)] with the strengthening of the Canadian dollar over US Dollar. The Company holds the majority of its financial resources in Canadian dollars until such time that payment (usually in US$) is required.

Total general and administrative costs were $548,746 (excluding the $88,985 foreign exchange gain and $423,891 non-cash stock-based compensation) for Fiscal 2008; and $498,007 for Fiscal 2007 (likewise excluding the FY2007 foreign exchange loss, non-cash stock-based compensation, and write-down of mineral properties). The operating expenses increased slightly by $50,739 as a result of (a) an increase of $50,640 in management fees paid to the former president and the current president during the year; (b) an increase of $14,111 in travel as the Company went to more trade shows; (c) a decrease of $18,636 in investor relations expenditures with the Company terminating its investor relations arrangements during the earlier part of the fiscal year and only engaging a corporate development firm in the third quarter; and a decrease of $9,341 in audit and accounting fees.

During Fiscal 2008, the Company incurred $256,618 in exploration expenditures on its properties. As at 6/30/2008, the Company had incurred a total of $1,019,349 (6/30/2007 = $764,147) on exploration work at Bear Lodge Project.

The Company has completed the drilling phase of its 2008 rare-earth exploration program for the Bear Lodge Project and will focus on its 2009 exploration program which will likely feature continuing metallurgical testing, resource estimation, completion of a Technical Report, and possibly drilling to continue expand the REE mineralization encountered at Bull Hill Southwest. Due to variable dike thickness and variable continuity encountered by the Company's drilling along strike and down dip, additional drilling will be necessary to delineate the Bull Hill Southwest mineralization.

Other metals occur on the Company's Bear Lodge Property. Previous and current gold exploration has identified numerous geochemical gold anomalies and occurrences in fracture-fault zones and in or near intrusive breccia bodies and has tested a number of targets with widespread drill holes. With the anticipated approval of a new exploration permit, the Sundance Gold Venture is preparing for an expanded drilling program in Spring 2009. The Company intends to take advantage of the exploration potential for gold and other metals through the option/joint venture agreement presently in effect with Newmont. The Newmont gold-exploration venture provides the Company with further options to increase the value of the Company and to advance its programs to evaluate both the gold and REEs of the Bear Lodge Property.

With the engagement of Ore Reserves Engineering the Company continues to work towards producing an updated NI 43-101 Technical Report, which will include a REE resource estimate.

Fiscal 2007 Ended 6/30/2007 vs. Fiscal 2006

The net loss for Fiscal 2007 totaled ($751,496) compared to loss of ($458,407) last year. The basic and diluted loss per share was ($0.04) compared to (0.03). The results of operations reflected the increase in administrative and financing activity level of Fiscal 2007 compared to Fiscal 2006.

The increase of $328,172 in operating expenses in Fiscal 2007 compared to last year was mostly due to the increase of $187,166 in non-cash stock-based compensation expense with the new options being granted and the increased number of options being vested in FY2007. The foreign exchange loss increased to ($43,589) in FY2007 from ($11,134) in FY2006 due to the weakening of the US dollar against the Canadian dollar. Excluding the non-cash stock-based compensation and foreign exchange loss, administrative costs increased by $108,551; this increase in operating expenses was a result of the increased general and administrative activities of the management. In FY2007, management took a more aggressive approach to investor awareness and set new development strategies for the Company through engaging the services of investor relation firm and participating in Canadian and European trade shows to give presentations to potential investors. Additional administrative expenditures were incurred on the closing of the September 2006 private placement. The major increases were in investor relations expenditures of $49,160, office and miscellaneous of $24,179, transfer and listing fees of $10,130, and management fees of $12,315.

During FY2007, the Company sold to Almaden Minerals Ltd. ("Almaden") its 2% Net Smelter Return royalty ("NSR") on a Mexican property that was previously written off by the Company. The NSR was sold for $20,000 and 25,000 Almaden warrants exercisable at a price of CDN$3.00 until 3/20/2010. A fair value of $15,083 was assigned to these warrants. The total gain of $35,083 on sale of NSR was recognized by the Company as other income.

In FY2007, the Company incurred $159,750 in exploration expenditures on its properties. As at 6/30/2007, the Company had incurred a total of $764,147 (2006 = $608,856) on exploration work at Bear Lodge Project.

The Company commenced the 2006 rare-earth exploration program for the Bear Lodge Project in October 2006 and outlined four targets for its coming 2007 exploration programs. Drilling will target suspected deep carbonatite bodies and will further define past drilling results. In addition, the Company continues to examine the high-tech commodities industry for opportunities to participate in the growing markets for REE and other strategic metals. The Company intends to acquire additional mineral properties or join in ventures that explore other properties or aspects of these metals' markets. The Company believes that rare-earth- element deposits have potential economic importance as various modern-day technologies become more widely commercialized.

LIQUIDITY AND CAPITAL RESOURCES

Fiscal 2009 Ended 6/30/2009

The Company's working capital as at 6/30/2009 was $2,345,857 (2008 = $2,281,675). As at 6/30/2009, cash totaled $2,334,145, an increase of $62,228 from $2,271,917 as at 6/30/2008. The increase of working capital and cash was due to the funds received pursuant to the closing a non-brokered private placement for net proceed of $1,322,271 (CDN$1,500,000) (net of $10,779 share issue costs) of and $140,950 on the exercise of options.

Cash Used by Fiscal 2009 Operating Activities totaled ($819,981), including the ($1,254,187) Net Loss. Significant adjustments included $428,350 in stock-based compensation, $15,083 write-off of investment, and $11,141 in changes in non-cash working capital balances related to operations. Cash Used in Fiscal 2009 Investing Activities was ($581,012), predominately for deferred exploration costs.

As disclosed earlier, Rare Element has "in-the-money" stock options and share purchase warrants outstanding as at June 30, 2009 that, if exercised, would result in the Company receiving an additional CDN$8,758,570. There is no guarantee that these stock options and share purchase warrants will be exercised.

Subsequent to Fiscal 2009, on July 24, 2009, the Company completed a CDN$1,800,000 financing consisting of 1.2 million units at a price of CDN$1.50 per unit and on September 21, 2009, completed another CDN$3,000,000 financing consisting of 1,000,000 units at a price of CDN$3.00 per unit. Management believes that the Company has sufficient funds to continue operations through Fiscal 2010.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because of three main reasons: (1) It has maintained a very cost effective overhead model; (2) recent private placements after fiscal yearend raised a total of CDN$4.8 million; and (3) Newmont still has approximately $2.9 million in expenditures to be made on exploration at Sundance Gold Venture to earn a 65% interest in the project. These factors allow for the Company to keep costs low, to moderate the amount of work done that it has to pay for, and to react quickly and be selective in accepting any further offers of financing. With a total of 28,733,736 common shares currently outstanding and its strong working capital position, the Company is well positioned to last through Fiscal 2010 without raising additional capital.

Fiscal 2008 Ended 6/30/2008

The Company had a working capital position of $2,281,675 at 6/30/2008 compared to a working capital position of $1,154,703 at 6/30/2007.

At 6/30/2008, Rare Element had stock options and share purchase warrants outstanding that, if exercised, would result in the Company receiving an additional CDN$2.3 million. There is no guarantee that these stock options and share purchase warrants will be exercised.

Cash Used by Fiscal 2008 Operating Activities totaled ($368,250), including the ($853,866) Net Loss. Significant adjustments included $423,891 in stock-based compensation and $59,608 in changes in non-cash working capital balances related to operations. Cash Used in Fiscal 2008 Investing Activities was ($262,329), predominately for deferred exploration costs. Cash provided from Fiscal 2008 Financing Activities was $1,817,159, predominately from the aforementioned private placements and the exercise of stock options and share purchase warrants.

US GAAP Reconciliation

The consolidated financial statements included with this Registration Statement have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact financial statement line items, are described below.

Resource properties – Under Canadian GAAP, acquisition and exploration costs are capitalized. Under U.S. GAAP, exploration costs are expensed as incurred unless commercial feasibility is established. Under U.S. GAAP, resource properties are reviewed by management for impairment whenever circumstances change which could indicate that the carrying amount of these assets may not be recoverable. Such review has not been completed, as there are no capitalized properties for U.S. GAAP purposes.

Canadian vs. US GAAP:

	2009	2008	2007
a) Assets			
Mineral property costs under Canadian GAAP	$1,609,496	$1,019,349	$764,147
Less deferred costs expensed under U.S. GAAP	($1,609,496)	($1,019,349)	($764,147)
Mineral property costs under U.S. GAAP	$nil	$nil	$nil
b) Deficit			
Closing deficit under Canadian GAAP	($5,377,562)	($4,123,375)	($3,269,509)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	($1,609,496)	($1,019,349)	($764,147)
Closing deficit under U.S. GAAP	($6,987,058)	($5,142,724)	($4,033,656)
c) Net Loss			
Net loss under Canadian GAAP	($1,254,187)	($853,866)	($751,496)
Mineral property costs expensed under U.S.GAAP	($590,147)	($256,618)	($160,132)
Net loss under U.S. GAAP	($1,844,334)	($1,110,484)	($911,628)
d) Basic and Diluted Loss Per Share - U.S. GAAP	($0.08)	($0.05)	($0.04)
e) Cash flows – Operating activities			
Cash used in operating activities – Canadian GAAP	($810,846)	($368,250)	($576,417)
Loss under Canadian GAAP	$1,254,187	$853,866	$751,496
Loss under U.S. GAAP	($1,844,334)	($1,110,484)	($911,628)
Cash used in operating activities – U.S. GAAP	($1,400,993)	($624,868)	$ ($736,549)
f) Cash flows - Investing Activities			
Cash used in investing activities - Canadian GAAP	($590,147)	($262,329)	($160,614)
Mineral property costs expensed under U.S. GAAP	$590,147	$256,618	$160,132
Cash used in investing activities - U.S. GAAP	$0	($5,711)	($482)

Recent Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted could have a material effect on the accompanying financial statements.

5.C. Research and development, patents and licenses, etc.
The Company conducts no Research and Development activities, nor is it dependent upon any patents or licenses.

5.D. Trend information
The Company knows of no trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on the Company's operations or financial condition.

5.E. Off-Balance Sheet Arrangements
The Company has no Off-Balance Sheet Arrangements.

5.F. Tabular disclosure of contractual obligations
Refer to ITEM #6.B, "Executive Compensation".
Otherwise, the Company has no material contractual obligations.

5.G. Safe harbor
Not Applicable

Critical Accounting Policies
Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. On a regular basis, we evaluate our estimates and assumptions. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Resource Properties and Deferred Exploration Costs
The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants Handbook Section 3061, "Property, plant and equipment" ("CICA 3061"), and abstract EIC-126, "Accounting by Mining Enterprises for Exploration Costs" ("EIC-126") of the Emerging Issues Committee. CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mineral property where such costs are considered to have the characteristics of property, plant and equipment. EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recovered. EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired. However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required. When the carrying value of a property exceeds its net recoverable amount, provision is made for the impairment in value.

Accounting standards subsequently issued by the CICA dealing with Intangible Assets (CICA 1581 and CICA 3062) include reference to "Use rights such as drilling, water, air, mineral, timber cutting, and route authorities" as examples of intangible assets. CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment. Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its mineral properties as having the characteristics of property, plant and equipment.

Asset Retirement Obligations
The Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" ("HB 3110"). HB 3110 requires that the fair value of a liability for an asset retirement obligation, such as site reclamation costs, be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is required to record the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred and increase the carrying value of the related assets for that amount. The obligations recognized are statutory, contractual or legal obligations. The liability is accreted over time for changes in the fair value of the liability through charges to accretion, which is included in depletion, amortization and accretion expense. The costs capitalized to the related assets are amortized in a manner consistent with the depletion and amortization of the related asset.

As of June 30, 2009, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Table No. 6 lists, as of 10/31/2009, the Directors and Senior Management.

Table No. 6
Directors and Senior Management

Name	Age	Date First Elected Or Appointed
M. Norman Anderson, Director	78	July 2003
Mark T. Brown, Chief Financial Officer, Director (1)(2)	40	June 1999
Norman W. Burmeister, Director (1)	69	July 2003
Gregory E. McKelvey, Director	65	February 2008
Stephen P. Quin, Director (1)	50	May 2005
Donald E. Ranta, President/CEO, Director (3)	66	October 2007
Winnie Wong, Corporate Secretary (4)	35	July 2003
(1) Member of the audit committee.		
(2) He spends about 20% of his time on the affairs of the Company.		
(3) He spends full time on the affairs of the Company.		
(4) She spends about 15% of her time on the affairs of the Company.		

M. Norman Anderson has had a long and distinguished career in the mining industry. Since 1987, he has been President of Norman Anderson & Associates, a consulting firm with a focus on due diligence and evaluation for financial institutions and mining companies. Prior to this, he worked for Cominco during which time he spent a four-year period in an executive position with Amax Lead Zinc. Inc. In 1978 he became President/COO, and in 1980 he assumed complete responsibility for Comincos business as Chairman/CEO. Since 1995, he has been a Director of Cai de Minas Buenaventura S.A. (Peru).

Mark T. Brown received a Bachelor of Commerce Degree from the University of British Columbia in 1990 and is a member of the Institute of Chartered Accountants of British Columbia. Between 1990 and 1994, Mr. Brown worked with PricewaterhouseCoopers. From 1994 to 1997, Mr. Brown was the controller of three companies: Eldorado Gold Corporation, Miramar Mining Corporation and Northern Orion Exploration Ltd. Since May 2002, he has been President of Pacific Opportunity Capital Ltd., a private company that provides financial solutions, equity and management services to small and medium size entrepreneurial enterprises. Since 2007, he has been CFO of Almaden Minerals Ltd.; since 2006 he has been a Director of Animas Resources Ltd. (CFO/Corporate Secretary between 2006-2007); since 2006, he has been CFO/Director of Fortune Valley Resources Inc.; since 2005, he has been a Director of Mediterranean Resources Ltd.; since 2005, he has been CFO/Director of Pitchstone Exploration Ltd.; since 2000, he has been a Director (former CFO) of Portal Resources Ltd.; since 2006, he has been CFO of Rye Patch Gold Corp.; since 2001, he has been a Director of Strategem Capital Corporation; since 2000, he has been a Director (former President/CFO) of Sutter Gold Mining Inc.; since 2008, he has been the CEO/Director of Fox Resources Ltd.; and since 2008, he has been the CEO/Director of Everclear Capital Ltd.

Norman W. Burmeister graduated from the Colorado School of Mines in Mining Geology in 1961 and has over 40 years of experience in the mining industry. He holds a professional engineer license from the Association of Professional Engineers and Geoscientists of British Columbia. He was Chief Geologist for Silver Standard Resources from 1965 to 1978. In 1980 he founded Bull Run Corporation and served as its Chairman/CEO until 1992. During that period Bull Run successfully found, explored and developed a significant gold mine in Elko County, Nevada. From 2003 to 2007, he was President/CEO/Director of Bayswater Uranium Corp. From 2003 to 2005, he was President/CEO of the Company and its predecessor companies. Since 2006, he has been President/CEO/Director of Saratoga Gold Company Ltd.

Gregory E. McKelvey has more than forty years of extensive, international experience in Latin America, Africa, and Europe in expanding responsibilities for significant mining companies such as Kennecott, Cominco, Homestake, and Phelps Dodge. He also acts as an Adjunct Faculty member at the University of Arizona in their International Center for Mining Health, Safety and Environment and worked for the USGS in Latin America. He has also consulted for Codelco, Phelps Dodge, Newmont Mining, Gerald Metals and Quadra Mining. Mr. McKelvey has successfully directed and led innovative exploration efforts, resulting in the discovery and identification of several major ore deposits. He participated in or led the teams that discovered Sossego (Cu/Au) in Brazil; Sheep Creek (Zn, Cu, Co) in Montana; Spar Lake–Cabinet Mts. (Cu, Ag) in Montana; Sechura, ($P2O5$) in Peru; extensions of the Punta de Cobre (Cu/Au) deposits in Chile; extensions of ore at Chino (Cu) in New Mexico; the Codelco IOCG discovery in Brazil, and the recent new porphyry copper center at Sierra Gorda in Chile. From April 2001 to May 2005, he was Managing partner of Global Mine Discovery Partnership LLC and from April 2005 to May 2007, he was a geologic consultant for Quadra Mining, Newmont Gold, Gerald Minerals and Phelps Dodge. Since July 2007, he has been President/CEO/Director of Animas Resources Ltd.

Stephen P. Quin is a professional geologist with 29 years of international experience in exploration, mine development and operations and corporate development and was President and CEO of Sherwood Copper Corporation from September 2005 until November 2008, when it was acquired by Capstone Mining Corp. Mr. Quin is now Director, President and COO of Capstone Mining Corp. From 1987 to August 2005 Mr. Quin was Executive Vice President of Miramar Mining Corporation. Mr. Quin is a graduate in mining geology from the Royal School of Mines, London, and has over 29 years experience in exploration, mining and corporate affairs. Since 2008, he has been a Director of Capstone Mining Corp. (and of Sherwood Copper, its predecessor, since 2001), since 2008 a director of Bear Lake Gold Ltd. (and its predecessor Maximus Ventures Ltd. since 2006); since 2006, a Director of Kimber Resources Inc.; since 2005, a Director of Mercator Minerals Ltd.; and since 2008, a Director of Troon Ventures Ltd.

Donald E. Ranta is the President and CEO of Rare Element, and for ten years prior to joining the Company, he was associated with a variety of junior companies. He also was formerly the Vice President of Exploration for Echo Bay Mines and the head of North American Exploration for Phelps Dodge Corporation. He holds geological engineering degrees from the University of Minnesota (BS), University of Nevada (MS), and the Colorado School of Mines (PhD). He has extensive experience in generative exploration, project exploration and appraisal, and project evaluation. His exploration teams were responsible for the discovery and/or acquisition of many gold and other types of deposits on four continents. In addition, he is a former President of the Society for Mining, Metallurgy and Exploration, Inc. and a former Board member of American Institute of Mining, Metallurgical and Petroleum Engineers. Since July 2007, he has been a Director of Animas Resources; since October 2007, he has been a Director of Rare Element Resources; since January 2008, he has been a Director of Everclear Capital Ltd.; and since September 2008, he has been a Director of Otis Gold Corp.

Winnie Wong received a Bachelor of Commerce Degree (Honours) from Queen's University in 1996 and is a member of the Institute of Chartered Accountants of British Columbia. She is currently Vice President of Pacific Opportunity Capital Ltd. Her role is to manage the financial administration team and to assist Pacific Opportunity Capital Ltd.'s management group on corporate finance projects. Prior to joining Pacific Opportunity Capital Ltd., Ms. Wong was the controller of Pivotal Corporation, a company providing software, services and support to a variety of businesses. Between 1996 and 1999, Ms. Wong worked with Deloitte & Touche, Chartered Accountants. Ms. Wong acts as the CFO and/or Corporate Secretary for other publicly listed companies such as Apoquindo Minerals Inc. (since April 2007), Mediterranean Resources Ltd. (since August 2005), Strategem Capital Corporation (since May 2005), Animas Resources Ltd. (since July 2007) (President/CEO from 2006-2007), and Fox Resources Ltd. (since June 2008). She is also a Director of Everclear Capital Ltd. (since January 2008).

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors. Their functions within the Company are detailed in ITEM #1.A.2.

The Board has adopted a written "Corporate Governance Policies" which include various codes of conducts. The Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.

During the last five years, no Director and/or Senior Management has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B. Compensation

Director Compensation. The Company had no formal plan for compensating its Directors for their service in their capacity as Directors. There are no Director service contracts with the Company providing for benefits upon termination of employment. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of Rare Element, other than services ordinarily required of a Director. The Company's directors also participate in the Company's Stock Option Plan; during Fiscal 2009, 950,000 stock options were granted to Directors.   Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Directors.

Table No. 7
Director Compensation

Name	Fees Earned (US$)	Option-based Awards[1] (US$)	All Other Compensation (US$)	Total (US$)
M. Norman Anderson	Nil	$15,031	Nil	$15,031
Norman W. Burmeister	Nil	$15,031	Nil	$15,031
Stephen P. Quin	Nil	$15,031	Nil	$15,031
Gregory E. McKelvey	Nil	$59,735	Nil	$59,735
(1) The fair value of option-based awards which are vested is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The options granted to the directors are vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.				

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Directors.

Table No. 8
Directors
Value Vested or Earned for Incentive Plan Awards
During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year [1] (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
M. Norman Anderson	$20,700	N/A	N/A
Norman W. Burmeister	$20,700	N/A	N/A
Stephen P. Quin	$20,700	N/A	N/A
Gregory E. McKelvey	$20,700	N/A	N/A

(1) The options granted to the Directors were vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.

Senior Management Compensation

Total cash compensation accrued and/or paid (directly and/or indirectly) (refer to ITEM #7B for information regarding indirect payments) to all Senior Management during Fiscal 2009 Ended 6/30/2009 was $217,742.

The following table details compensation paid/accrued for Fiscal 2009 Ended June 30th for the Senior Management and Directors.

Table No. 9
Senior Management Compensation

| Name and principal position | Year | Salary (US$) | Share-based awards (US$) | Option-based awards (US$)[3] | Non-equity incentive plan compensation (US$) | | Pension value (US$) | All other compensation (US$) | Total compensation (US$)[4] |
					Annual incentive plans	Long-term incentive plans			
Donald E. Ranta, Chief Executive	2009	$103,456[1]	NA	$126,939	NA	NA	NA	NA	$230,395
Mark T. Brown, Chief Financial Officer	2009	NA	NA	$15,031	NA	NA	NA	$114,286[2]	$129,317
Winnie Wong, Corporate Secretary	2009	NA	NA	$7,515	NA	NA	NA	NA[5]	$7,515

(1) Mr. Ranta received a monthly amount of US$8,500 as management fees.

(2) Mr. Brown's private company charged a total of US$114,286 for accounting management fees and rent during Fiscal 2009.

(3) The fair value of option-based awards which are vested during 2009 is determined by the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company's common shares and expected life of the options. The options granted to the Senior Management are vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant.

(4) During the Senior Management's employment, the Company reimburses Senior Management for all travel and other expenses actually, properly and necessarily incurred by the NEO in connection with the Senior Managment's duties in accordance with the policies set from time to time by the Company, in its sole discretion. The Senior Management is required to furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses. Such reimbursements are excluded from the "Total Compensation".

(5) Winnie Wong is the VP of Pacific Opportunity Capital Ltd. and her monetary compensation is included in Mark Brown's "All Other Comp".

The following table sets forth details of the value vested or earned for all incentive plan awards during the most recently completed financial year by Senior Management.

Table No. 10
Senior Management
Value Vested or Earned for Incentive Plan Awards
During the Most Recently Completed Financial Year

Name	Option-based awards Value vested during the year [1] (CDN$)	Share-based awards – Value vested during the year (CDN$)	Non-equity incentive plan compensation – Value earned during the year (CDN$)
Donald E. Ranta, Chief Executive Officer	$27,600	N/A	N/A
Mark T. Brown, Chief Financial Officer	$20,700	N/A	N/A
Winnie Wong, Corporate Secretary	$10,350	N/A	N/A
(1) The options granted to the Named Executive Officers were vested as follows: 20% vested four months after the date of grant; 20% vested eight months after the date of grant; 20% vested twelve months after the date of grant; 20% vested fifteen months after the date of grant; and the remaining 20% vested eighteen months after the date of grant. The aggregate dollar value that would have been realized if the options under the option-based award had been exercised on the vesting date is calculated by determining the difference between the market price of the underlying securities on the date of vest (if in-the-money) and the exercise price of the options under the option-based award multiply by the number of options vested on the vesting date.			

Options/SARs Granted/Cancelled During The Most Recently Completed Fiscal Year
At the beginning of Fiscal 2009 Ended 6/30/2009, the most recently completed
fiscal year; there were 2,546,000 stock options outstanding. During Fiscal
2009, 1,400,000 stock options were granted to Senior Management, Directors, and
employees/consultants. During Fiscal 2009, no SARs (stock appreciation rights)
were granted. During Fiscal 2009, 398,000 stock options were exercised: 750,000
stock options were cancelled and/or expired, and none were re-priced.

Table No. 11
Stock Option Grants
Fiscal 2009 Ended 6/30/2009

Name	Number of Options Granted	Percent of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Market Value of Common Shares on Date of Grant
Senior Management and Directors						
M. Norman Anderson	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Mark T. Brown	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Norman W. Burmeister	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Gregory E. McKelvey	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Stephen P. Quin	150,000	11%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Donald E. Ranta	200,000	14%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Winnie Wong	75,000	5%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
Employees and Consultants	375,000	26%	CDN$0.58	1/27/2009	1/27/2014	CDN$0.58
TOTAL	**1,400,000**	**100%**				

The following table gives certain information concerning stock option exercises
during Fiscal 2009 Ended 6/30/2009 by Senior Management and Directors. It also
gives information concerning stock option values.

Table No. 12
Aggregated Stock Options Exercises during Fiscal 2009 Ended 6/30/2009
Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized (1)	Number of Unexercised Options at 6/30/09 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 6/30/09 (2) Exercisable/ Unexercisable
M. Norman Anderson	nil	$nil	130,000/120,000	CDN$159,000/CDN$144,000
Mark Brown	nil	$nil	180,000/120,000	CDN$220,500/CDN$144,000
Norman Burmeister	nil	$nil	130,000/120,000	CDN$159,000/CDN$144,000
Gregory McKelvey	nil	$nil	115,000/135,000	CDN$93,300/CDN$153,450
Stephen Quin	100,000	CDN$71,500	30,000/120,000	CDN$36,000/CDN$144,000
Donald Ranta	nil	$nil	390,000/160,000	CDN$321,000/CDN$192,000
Winnie Wong	10,000	CDN$9,500	105,000/60,000	CDN$128,700/CDN$72,000
(1) Value using the closing price of common shares of the Company on the Exchange on the date of exercise, less the exercise price per share.				
(2) The market price for the Company's common shares on June 30, 2009 was CDN$1.78. No value has been given to unexercised options that were out-of-the-money on June 30, 2009.				

Stock Options. Refer to ITEM #6.E., "Share Ownership"; and Table No. 7/8/9/10/11/12/13/14 for information about stock options.

Change of Control Remuneration. The Company has no plans or arrangements in respect of remuneration received or that may be received by Senior Management in Fiscal 2009 to compensate such Senior Management in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation. No Senior Management/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation. Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Senior Management.

Pension/Retirement Benefits. No funds were set aside or accrued by the Company during the Fiscal 2009 Ended 6/30/2009 to provide pension, retirement or similar benefits for Directors or Senior Management.

Written Management Agreements
Management, administrative and secretarial functions are provided by Pacific Opportunity Capital Ltd. ("POC"), a private company of which Mark T. Brown is the president and director.

The Company entered into a consulting agreement dated September 2007 with Donald E. Ranta, the Company's President/CEO, pursuant to which the Company pays Mr. Ranta a monthly amount of $8,500 per month. In the event that the consulting agreement is terminated without cause by the Company, the Company is obligated to pay a termination fee in the amount of three times the monthly amount paid to Mr. Ranta. On October 14, 2009, the Board approved increasing the monthly amount to $12,000 per month.

6.C. Board Practices
All directors hold office until the next meeting of the shareholders of the Company unless they resign or are removed in accordance with the Company's Articles. Senior Management are appointed to serve at the discretion of the Board of Directors, subject to the terms of the Management Agreements described above. The Board of Directors and Committees of the Board schedule regular meetings over the course of the year.

6.C.1. Terms of Office. Refer to ITEM 6.A. and ITEM 6.c.
6.C.2. Directors' Service Contracts.
--- Nothing Responsive to Disclose ---

6.C.3. Board Independence

The Board of Directors has adopted standards for determining whether a director is independent from management. The Board reviews, consistent with the Company's corporate governance guidelines, whether a director has any material relationship with the Company that would impair the director's independent judgment. The Board of Directors has affirmatively determined, based on its standards, that the M. Norman Anderson, Norman W. Burmeister, Gregory E. McKelvey, and Stephen P. Quin are independent.

6.C.4. Board meetings and committees; annual meeting attendance

During Fiscal 2009 Ended 6/30/2009, the Board of Directors held four regularly scheduled meetings. For various reasons, Board members may not be able to attend a Board meeting; all Board members are provided information related to each of the agenda items before each meeting, and, therefore, can provide counsel outside the confines of regularly scheduled meetings. No director attended fewer than 75% of the aggregate of: (1) the total number of meetings of the Board of Directors, while he was a Director; and (2) the total number of meetings of committees of the Board of Directors on which the director served. Directors are encouraged to attend annual meetings of our stockholder; two of the six directors attended the December 2008 annual shareholders meeting.

The Company's only standing committee is the Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Company has an Audit Committee charter, adopted at the 2004 Annual General Meeting. The current members of the Audit Committee are: Mark Brown, Norman W. Burmeister (independent), and Stephen P. Quin (independent). The Audit Committee met four times during Fiscal 2009 Ended 6/30/2009 and one time during Fiscal 2010-to-date.

The Company does not have an "audit committee financial expert" serving on its Audit Committee. The Company's Audit Committee consists of three directors, all of whom are both financially literate and very knowledgeable about the Company's affairs. Because the Company's structure and operations are straightforward, the Company does not find it necessary to augment its Board with a financial expert.

6.C.5. Code of Ethics

The Board has adopted a written "Corporate Governance Policies" addressing various codes of conducts. The current limited size of the Company's operations, and the small number of officers and consultants, allow the Board to monitor on an ongoing basis the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics. Further, the Board of Directors expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance objectives and goals. In addition, the Board of Directors must comply with conflict of interest provisions in Canadian corporate law, including relevant securities regulatory instruments, in order to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest. During Fiscal 2009 Ended 6/30/2009 and Fiscal 2010-to-date, there are no material change reports relating to the conduct of any Directors or executive officers of the Company.

6.D. Employees

At 10/31/2009, the Company had two full-time employees/consultants and five part-time employees/consultants, including the three Senior Management; five of these employees/consultants are directly engaged in exploration activities. As of 6/30/2009 and 6/30/2008, the Company had six and three full-time and part-time employees/consultants, respectively, including the Senior Management. Donald Ranta, President/CEO of the Company is involved in both administration and exploration. He is based in Golden, Colorado, USA. None of the Company's employees are covered by collective bargaining agreements.

6.E. Share Ownership

The following table lists, as of 10/31/2009, Directors and Senior Management who beneficially own the Company's voting securities, consisting solely of common shares, and the amount of the Company's voting securities owned by the Directors and Senior Management as a group. The table also includes all other persons/companies where the Company is aware that they have 5% or greater beneficial interest in the Company's voting securities (none).

Table No. 13
Shareholdings of Directors and Senior Management
Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Common	M. Norman Anderson (1)	160,000	0.6%
Common	Mark T. Brown (2)	1,818,145	6.3%
Common	Norman W. Burmeister (3)	655,000	2.2%
Common	Gregory E. McKelvey (4)	135,000	0.5%
Common	Stephen P. Quin (5)	32,500	0.1%
Common	Donald E. Ranta (6)	425,000	1.5%
Common	Winnie Wong (7)	39,500	0.1%
	Directors and Senior Management Subtotal	3,265,145	11.3%
	TOTAL	3,265,145	11.3%
(1)	110,000	Represent currently exercisable stock options.	
	50,000	are common shares.	
(2)	210,000	Represent currently exercisable stock options.	
	1,608,145	are common shares: 920,145 are held by POC and 45,000 are held by Spartacus Management Inc., private companies controlled by Mark Brown; 643,000 are held by Mr. Brown directly.	
(3)	160,000	Represent currently exercisable stock options.	
	495,000	are common shares.	
(4)	135,000	Represent currently exercisable stock options.	
(5)	32,500	are common shares.	
(6)	375,000	Represent currently exercisable stock options.	
	50,000	are common shares.	
(7)	30,000	Represent currently exercisable stock options.	
	9,500	are common shares.	
#		Based on 28,896,736 common shares outstanding as of 10/31/2009 and stock options and warrants held by each beneficial holder exercisable within sixty days.	

Stock Options

The terms of incentive options grantable by the Company are done in accordance with the rules and policies of the TSX Venture Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options, and any amendments thereto. Pursuant to the Exchange's Policy 4.4, the Board of Directors of the Company adopted a Stock Option Plan (the "Plan") effective December 11, 2002. The Plan was approved by the shareholders of the Company at the Company's annual and special general meeting held on 12/11/2002 and amended on 11/23/2006's AGM, 12/3/2007's AGM, and 12/5/2008's AGM.

The purpose of the Plan is to allow the Company to grant options to directors, officers, employees and consultants, as an incentive to dedicate their efforts to advance the success of the Company. The granting of options is intended to align the interests of such persons with that of the members.

Options will be exercisable over periods up to five years as determined by the Board of Directors of the Company and are required to have an exercise price no less than the closing market price of the Company's shares prevailing on the day that the option is granted, less a discount of up to 25%, the amount of discount varying with market price in accordance with the policies of the Exchange. Pursuant to the Plan, the Board of Directors may, from time to time, authorize the issue of options to directors, officers, employees and consultants of the Company and its subsidiaries or employees of companies providing management or consulting services to the Company or its subsidiaries. The maximum number of common shares that may be reserved for issuance is equal to that number of shares which is 20% of the issued and outstanding common shares of the Company. The number of shares that may be reserved for issuance to any one individual may not exceed 5% of the issued shares in any 12-month period or 2% if the optionee is engaged in investor relations' activities or is a consultant. The Plan contains a minimum vesting schedule allowing options to become exercisable in equal installments over an 18-month period; however, the Board of Directors may impose stricter vesting requirements to a particular stock option in its discretion.

Upon expiry of an option, or in the event an option is otherwise terminated for any reason, the number of common shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the board of directors grant and announce the granting of the option.

If the option holder ceases to be a Director of the Company or ceases to be employed by the Company (other then by reason of death), or ceases to be a consultant of the Company as the case may be, then the option granted shall expire on no later than the 90th day following the date that the option holder ceases to be a Director, ceases to be employed by the Company or ceases to be a consultant of the Company, subject to the terms and conditions set out in the Plan.

Options are non-assignable and non-transferable.

The Plan contains provisions for adjustment in the number of common shares or other property issuable on exercise of incentive stock options in the event of a share consolidation, split, reclassification or other relevant change in the common shares, or an amalgamation, merger or other relevant change in the Company's corporate structure, or any other relevant change in the Company's capitalization.

The names and titles of the Directors/Senior Management of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in the following table, as of 10/31/2009, as well as the number of options granted to employees/consultants/etc.

Table No. l4
Stock Options Outstanding

Name	Number of Options Granted or Remaining	Exercise Price per Share (CDN$)	Grant Date	Expiration Date
Officers/Directors				
M. Norman Anderson	50,000	0.55	1/10/2007	1/10/2012
M. Norman Anderson	150,000	0.58	1/27/2009	1/27/2014
Mark T. Brown	100,000	0.55	4/28/2006	4/28/2011
Mark T. Brown	50,000	0.55	1/10/2007	1/10/2012
Mark T. Brown	150,000	0.58	1/27/2008	1/27/2014
Norman W. Burmeister	50,000	0.55	4/28/2006	4/28/2011
Norman W. Burmeister	50,000	0.55	1/10/2007	1/10/2012
Norman W. Burmeister	150,000	0.58	1/27/2009	1/27/2014
Gregory E. McKelvey	25,000	1.00	10/12/2007	10/12/2012
Gregory E. McKelvey	75,000	1.15	2/19/2008	2/19/2013
Gregory E. McKelvey	125,000	0.58	1/27/2009	1/27/2014
Stephen P. Quin	90,000	0.58	1/27/2009	1/27/2014
Donald E. Ranta	350,000	1.00	10/01/2007	10/01/2012
Donald E. Ranta	145,000	0.58	1/27/2009	1/27/2014
Winnie Wong	75,000	0.58	1/27/2009	1/27/2014
Total Officers/Directors	**1,635,000**			
Employees/Consultants/etc.	50,000	0.55	1/10/2007	1/10/2012
Employees/Consultants/etc.	350,000	1.00	9/01/2007	9/01/2012
Employees/Consultants/etc.	341,000	0.58	1/27/2009	1/27/2014
Employees/Consultants/etc.	200,000	2.09	7/20/2009	7/20/2014
Employees/Consultants/etc.	30,000	4.49	10/2/2009	10/2/2014
TOTAL	**2,606,000**			

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.
7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E and Table No. 7/8/9/10/11/12/13/14.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
7.A.1.c. Different Voting Rights.
--- Nothing Responsive to Disclose ---

7.A.2. Share Ownership.
On 10/31/2009, the Company's shareholders' list showed 28,896,736 common shares outstanding with 65 registered shareholders. Of these registered shareholders, 32 are resident in Canada, 22 are resident in the USA, and 11 are located elsewhere. The Canadian shareholders own 24,993,436 common shares (86.4% of the total), USA shareholders own 1,323,300 common shares, and the other shareholders own 2,580,000 common shares.

The Company has researched the indirect holding by depository institutions and other financial institutions; based on this research and other research into the indirect holdings of other institutions, the Company estimates that it has about 1,200 "holders of record" in Canada, holding approximately 86% of the outstanding shares of the Company, and over 3,000 beneficial owners that own 100% of its common shares.

<u>7.A.3. Control of the Company</u>. The Company is a publicly owned Canadian corporation, the shares of which are owned by U.S. residents, Canadian residents, and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Growth of the Company", and ITEM #6.E., "Share Ownership".

<u>7.A.4. Change of Control of Company Arrangements</u>
--- Nothing Responsive to Disclose ---

<u>7.B. Related Party Transactions</u>

a. FY2009 = $Nil (2008 = US$55,861) was charged for management fees by a private company controlled by the former president.

b. FY2009= US$103,456 (2008 = US$69,017) was charged for management fees by an officer and director of the Company.

c. FY2009 = US$114,286 (2008 = US$101,938) was charged by a private company controlled by one of the directors and officers for accounting, management fees and rent.

As at June 30, 2009, a total of US$9,769 (2008 = US$15,257) was owed to a director and a private company controlled by one of the directors and officers for accounting, management fees and rent.

Related party transactions are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

Other than as disclosed above and in the MD&A in ITEM #5, there have been no transactions since 6/30/2006, or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Senior Management, or beneficial holder of more than 10% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. Management believes that all of these transactions were on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties.

<u>7.C. Interests of Experts and Counsel</u>
--- Nothing Responsive to Disclose ---

<u>ITEM 8. FINANCIAL INFORMATION</u>

<u>8.A. Consolidated Statements and Other Financial Information</u>
The Company's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit reports of DeVisser Gray LLP, Chartered Accountants are included herein immediately preceding the financial statements.

<u>a. Audited Financial Statements:</u>
Fiscal 2009 Ended 6/30/2009
Fiscal 2008 Ended 6/30/2008
Fiscal 2007 Ended 6/30/2007

8.A.7. Legal/Arbitration Proceedings

The Directors and the Senior Management of the Company do not know of any material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the Senior Management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

ITEM 9. THE OFFER AND LISTING

9.A. Common Share Trading Information

The Company's common shares began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) in Toronto, Ontario, Canada, on 11/15/1999, under the former name Spartacus Capital Ltd. with the symbol "SCI". The current stock symbol is "RES". The CUSIP Number is 75381M102 and the ISIN numbers is CA75381M1023.

The following table lists the volume of trading and high, low and closing sales prices on the TSX Venture Exchange for the Company's common shares for: the last six months, the last nine calendar; and the last five fiscal years.

Table No. 15
TSX Venture Exchange
Common Shares Trading Activity
Sales – Canadian Dollars (CDN$)

Period Ended	Volume	High	Low	Closing
Monthly				
10/31/2009	6,086,200	$4.69	$2.61	$2.96
9/30/2009	5,805,700	$4.41	$2.98	$4.16
8/31/2009	4,889,600	$3.37	$1.91	$3.25
7/31/2009	4,433,000	$2.90	$1.51	$2.50
6/30/2009	6,231,100	$1.95	$1.18	$1.78
5/31/2009	3,284,400	$1.39	$0.69	$1.34
Quarterly				
9/30/2009	15,128,300	$4.41	$1.54	$4.16
6/30/2009	9,988,100	$1.95	$0.55	$1.78
3/31/2009	2,060,500	$1.10	$0.41	$0.61
12/31/2008	1,632,000	$0.55	$0.27	$0.58
9/30/2008	1,683,800	$0.79	$0.52	$0.60
6/30/2008	1,447,800	$1.00	$0.75	$0.77
3/31/2008	1,797,600	$1.53	$0.90	$0.97
12/31/2007	2,830,400	$1.35	$0.86	$1.20
9/30/2007	3,471,600	$1.75	$0.77	$0.86
Yearly				
Fiscal 2009 Ended 6/30/2009	15,364,400	$1.95	$0.27	$1.78
Fiscal 2008 Ended 6/30/2008	9,547,400	$1.75	$0.75	$0.77
Fiscal 2007 Ended 6/30/2007	15,457,700	$1.50	$0.43	$1.15
Fiscal 2006 Ended 6/30/2006	13,532,900	$0.87	$0.16	$0.59
Fiscal 2005 Ended 6/30/2005	6,788,400	$0.44	$0.18	$0.19

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders. The authorized capital of Rare Element consists of an unlimited number of common shares in registered form with no par value. Computershare Trust Company of Canada (located at 510 Burrard Street 2nd Floor Vancouver, British Columbia, Canada V6C 3B9) is the registrar and transfer agent for the common shares.

Stock Options and Warrants. Refer to ITEM 6.E. and Table No. 11/13 for additional information.

The following table lists, as of 10/31/2009, share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 16
Share Purchase Warrants Outstanding

Effective Date of Issuance	Number of Share Purchase Warrants Originally Issued	Number of Share Purchase Warrants Still Outstanding	Year #1	Year #2	Expiration Date of Share Purchase Warrants
May 27, 2009	1,000,000	990,000	CDN$1.00	CDN$1.00	November 27, 2010
July 24, 2009	600,000	600,000	CDN$2.10	CDN$2.10	January 24, 2011
September 21, 2009	1,000,000	1,000,000	CDN$4.25	CDN$4.25	March 21, 2011

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Toronto, Ontario, Canada. The common shares also trade in Europe on the Berlin, Frankfurt, and XETRA Stock Exchanges.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital
As of 10/31/2009, there were an unlimited number of common shares, without par value, authorized. As of 10/31/2009, there were 28,896,736 common shares issued and fully paid.

10.A.2. Shares Not Representing Capital
10.A.3. Shares Held By Company
--- Nothing Responsive to Disclose ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to Table No. 7/8/9/10/11/12/13/14/15/16 ---

10.A.6. History of Share Capital

Rare Element has financed its operations through funds raised in public/private placements of common shares and shares issued upon conversion of warrants and options.

The Company filed its final prospectus with the British Columbia and Alberta Securities Commissions in November 1999, in order to offer to the public in British Columbia and Alberta a minimum of 1,500,000 common shares at a price of CDN$0.20 per share for total gross proceeds of CDN$300,000. On 11/15/1999, the common shares of the Company began trading on the TSX Venture Exchange (formerly the Canadian Venture Exchange) under the symbol "SCI" as a Capital Pool Company.

Under the TSX Venture Exchange's Policy 2.4, a company with only minimal working capital is allowed to list on the TSX Venture Exchange for the purposes of negotiating an acquisition of, or the participation in, assets or businesses. Such companies are classified as a "Capital Pool Company", or "CPC" and are governed by a specific set of rules and regulations. The sole purpose of a CPC is to identify and evaluate existing businesses or assets for possible acquisition, which, if acquired, would provide the company with a full listing on the TSX Venture Exchange. The only business a CPC is allowed to conduct prior to its Initial Public Offering and listing on the TSX Venture Exchange is to prepare for its offering. This typically consists of raising a limited amount of seed capital, establishing a management team and board of directors, as well as hiring professionals to assist in the offering, including an auditor, legal counsel, and an agent for the Offering.

During FY2006, the Company completed a non-brokered private placement of 1,147,600 units at a price of CDN$0.20 for gross proceeds of CDN$229,520. Each unit was comprised of one common share and one twelve-month non-transferable share purchase warrant. The share purchase warrants were exercisable into one common share at a price of CDN$0.30 per share. 200,000 warrants were exercised in FY2006; and the remaining 947,600 warrants were exercised during FY2007.

During FY2007, the Company closed a non-brokered private placement of 1,666,698 units at CDN$0.60 per unit for gross proceeds of CDN$1,000,021. Each unit comprised one common share and one-half of a non-transferable share purchase warrant. A whole warrant was exercisable to purchase one additional common share of the Company at CDN$0.75 per share until 3/22/2008. During FY2007, 129,166 of these warrants were exercised; during FY2008, 700,847 warrants were exercised; and 3,336 warrants expired unexercised.

On 11/5/2007, the Company completed a non-brokered private placement for CDN$1,075,000. The offering consisted of 1,075,000 units at CDN$1.00 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable to purchase one additional common share of the Company at CDN$1.35 until 5/5/2009. During FY2009, all warrants expired.

On 5/27/2009, the Company completed a non-brokered private placement for CDN$1,500,000. The offering consisted of 2,000,000 units at CDN$0.75 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. Each whole warrant allow the holder to purchase one additional common share of the Company at CDN$1.00 until 11/27/2010.

On 7/24/2009, the Company completed a non-brokered private placement for CDN$1,800,000. The offering consisted of 1,200,000 units at CDN$1.50 per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. Each whole warrant allow the holder to purchase one additional common share of the Company at CDN$2.10 until 1/24/2011. No insiders participated in this offering and no commission was being paid. There is a four-month hold on the securities issued.

On 9/21/2009, the Company completed a non-brokered private placement for CDN$3,000,000. The offering consisted of 1,000,000 units at CDN$3.00 per unit. Each unit comprised one common share and one non-transferable share-purchase warrant. Each warrant allows the holder to purchase one additional common share of the Company at CDN$4.25 until 3/21/2011. No insiders participated in this offering and no commission was being paid. There is a four-month hold on the securities issued.

During FY2007/2008/2009: 1,076,766, 700,847, and none warrants were exercised, raising US$337,550, US$520,810, and US$nil, respectively.

During FY2007/2008/2009: 687,500, 386,500, and 398,000 stock options were exercised, raising US$158,634, US$160,092, and US$140,950, respectively.

10.A.7. Resolutions/Authorizations/Approvals
--- Nothing Responsive to Disclose ---

10.B. Memorandum and Articles of Association
Rare Element Resources Ltd. ("Rare Element" or the "Company") was organized under the laws of the Province of British Columbia, Canada, on 6/3/1999 under the name "Spartacus Capital Inc.". On 7/25/2003, the name was changed to "Rare Element Resources Ltd.".

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 17 of the Company's Articles and Division 3 of the Act, a director must declare its interest in any existing or proposed contract or transaction with the Company and is not allowed to vote on any transaction or contract with the Company in which has a disclosable interest, unless all directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution. A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him from such other corporation or firm subject to the provisions of the Act.

Article 16 of the Company's articles address the powers and duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders as governed by the Act.

Article 19 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate. This executive committee has, during the intervals between meetings of the Board, all of the directors' powers, except the power to fill vacancies in the Board, the power to remove a Director, the power to change the membership of, or fill vacancies in, any committee of the Board and any such other powers as may be set out in the resolution or any subsequent directors' resolution. Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors' powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, and the power to appoint or remove officers appointed by the directors.

Article 18 details the proceedings of directors. The Directors may meet to conduct business, adjourn, and otherwise regulate their meetings as they see fit. A director may, and the Secretary or Assistant Secretary, if any, on the request of a director must call a meeting of the directors at any time. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be deemed to be set at two directors. If the number of directors is set at one, a quorum is deemed to be one director, and that director may constitute a meeting.

Article 8 details the borrowing powers of the Directors. The Company may, if authorized by the Directors:
a. Borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
b. Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;
c. Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
d. Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. The remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive. Unless other determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependents and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

Article 21 provides for the mandatory indemnification of directors, former directors, and alternate directors, as well as his or her heirs and legal personal representatives, against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person. The failure of a director, alternate director, or officer of the Company to comply with the *Business Corporations Act* or the Company's Articles does not invalidate any indemnity to which he or she is entitled. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties who:

a. is or was a director, alternate director, officer, employee or agent of the Company;
b. is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;
c. at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity; and
d. at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity.

The rights, preferences and restrictions attaching to each class of the Company's shares are as follows:

Common Shares
The authorized share structure consists of an unlimited number of common shares without par value. All the shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Under Article 9 and subject to the Act, the Company may alter its authorized share structure by special resolution. These special resolutions may:

a. create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;
b. increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;
c. subdivide or consolidate all or any of its unissued, or fully paid issued, shares;
d. if the Company is authorized to issue shares of a class or shares with par value;
   1. decrease the par value of those shares; or
   2. if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;
e. change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value;
f. alter the identifying name of any of its shares; or
g. otherwise alter its share or authorized share structure when required or permitted to do so by the Act.

Subject to Article 9.2 and the Act, the Company may by special resolution:
a. create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or
b. vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

The Company may by consent resolution of the directors or by special resolution authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

The directors may, whenever they think fit, call a meeting of shareholders. An annual general meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding annual meeting) at such time and place as may be determined by the Directors.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed. However, any ownership level above 10% must be disclosed to the TSX Venture Exchange and the British Columbia Securities Commission.

A copy of the Company's articles is filed as an exhibit to this Form 20-F Registration Statement.

10.C. Material Contracts

Copies of Material Contracts are filed as exhibits to this Registration Statement.
1. Consulting Agreement between Rare Element and Donald Ranta, dated 9/1/2007.
2. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation ("Freeport"), dated 3/31/2009. Under the agreement, the Company purchased the royalty interest (the "Royalty") on certain claims, plus an area of interest, on the Bear Lodge Property, for a one-time payment of $50,000.

10.D. Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Rare Element's securities, except as discussed in ITEM 10, "Taxation" below.

Restrictions on Share Ownership by Non-Canadians: There are no limitations under the laws of Canada or in the organizing documents of Rare Element on the right of foreigners to hold or vote securities of Rare Element, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of Rare Element by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of Rare Element. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E Taxation

The Company believes the following is a brief summary of all material principal Canadian federal income tax consequences to a holder of common shares of the Company (a "U.S. Holder") who deals at arm's length with the Company, holds the shares as capital property and who, for the purposes of the *Income Tax Act* (Canada) (the "Act") and the *Canada – United States Income Tax Convention* (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada. Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

U.S. Holders are urged to consult their own tax advisors with respect to their particular circumstances.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares. The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Company and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Company unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the Company's capital stock was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the Company's common shares at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits situated in Canada, rights to amounts computed by reference to the amount or value of production from such mineralization, certain other rights in respect of properties situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Company, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Company believes that it was not a passive foreign investment company for the taxable years ended 6/30/2009 or 6/30/2008 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

This summary does not address potential tax effects relevant to our Company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our Company.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's consolidated financial statements for Fiscal 2009/2008/2007 Ended June 30th have been audited by DeVisser Gray LLP, Chartered Accountant. Their audit report is included with the related consolidated financial statements in this Registration Statement with their consent.

10.H. Document on Display

The Company's documents can be viewed at its Canadian office, located at: 325 Howe Street, #410, Vancouver, British Columbia, Canada V6C 1Z7. Upon the effectiveness of this Registration Statement, the Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the Securities and Exchange Commission (the "SEC"). The Company's reports, registration statements and other information can be inspected on the SEC's website at www.sec.gov and such information can also be inspected and copies ordered at the public reference facilities maintained by the SEC at the following location: Judiciary Plaza, 100 F Street NE, Washington, D.C. 20549. Further, we also files reports under Canadian regulatory requirements on SEDAR; you may access our reports filed on SEDAR by accessing their website at www.sedar.com. Finally, corporate information can be found on the Company's website at www.rareelementresources.com.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

a. Market risk. Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, foreign currency risk, and other price risk.

b. Interest rate risk. The Company's cash and cash equivalents consist of cash held in bank accounts and guaranteed investment certificates that earn interest at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on estimated fair values as of June 30, 2009. Future cash flows from interest income on cash and cash equivalents will be affected by interest rate fluctuations. The Company manages interest rate risk by maintaining an investment policy that focuses primarily on preservation of capital and liquidity.

c. Foreign currency risk. The Company is exposed to foreign currency risk as monetary financial instruments are denominated in Canadian Dollars. The Company has not entered into any foreign currency contracts to mitigate this risk.

d. Other price risk. Other price risk is the risk that the fair or future cash flows of a financial instrument will fluctuate because of changes in market prices, other than those arising from interest rate risk or foreign exchange risk. The Company is not exposed to significant other price risk.

Net loss and other comprehensive loss for the year ended June 30, 2009 could have varied if the Canadian Dollar to US Dollar foreign exchange rate varied by reasonably possible amounts from their actual balance sheet date values.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
12.A. Debt Securities --- No Disclosure Necessary ---
12.B. Warrants and Rights --- No Disclosure Necessary ---
12.C. Other Securities --- No Disclosure Necessary ---
12.D. American Depository Shares -- No Disclosure Necessary ---


PART II


ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
---Not Applicable---

ITEM 16. RESERVED
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
ITEM 16B. CODE OF ETHICS
ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY RARE ELEMENT/AFFILIATED PURCHASERS
ITEM 16F. CHANGE IN REGISTRANT'S CEDRTIFYING ACCOUNTANT
ITEM 16G. CORPORATE GOVERANCE
---Not Applicable---

PART III

ITEM 17. FINANCIAL STATEMENTS
Rare Element's consolidated financial statements are stated in US Dollars (US$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of Rare Element, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the consolidated financial statements.

The consolidated financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The audit report of DeVisser Gray LLP, Chartered Accountant, is included herein immediately preceding the audited consolidated financial statements.

a. Audited Financial Statements
   Auditor's Report, dated 10/16/2009
    Consolidated Balance Sheets at 6/30/2009 and 6/30/2008
    Consolidated Statements of Operations and Deficit
       for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007
   Consolidated Statements of Shareholders Equity
       for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007
    Consolidated Statements of Cash Flows
       for the periods ended 6/30/2009, 6/30/2008, and 6/30/2007
   Cumulative Schedule of Mineral Property Costs
       for the periods ended 6/30/2009 and 6/30/2008
    Notes to Consolidated Financial Statements

ITEM 18. FINANCIAL STATEMENTS
Rare Element has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS

1. Notice of Articles and Articles of Incorporation
   a. Certificate of Incorporation
   b. Certificates of Name Change
   c. Articles of Incorporation and By-Laws

3. Voting Trust Agreements – No Disclosure Necessary

4. Material Contracts
   a. Consulting Agreement between Rare Element and Donald E. Ranta, dated 9/1/2007.
   b. Royalty Re-Purchase Agreement between the Company and Freeport-McMoRan Corporation ("Freeport"), dated 3/31/2009.

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries: Refer to ITEM #4 of this Form 20-F
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10. Notice Required by Rul3e 104 of Regulation BTR: No Disclosure Necessary
11. Code of Ethics as required by ITEM No. 16B: No Disclosure Necessary
12.1: Certifications required by Rule 13a-14(a) or Rule 15d-14(a) 12.2: Certifications required by Rule 13a-14(a) or Rule 15d-14(a)
13.1. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code 13.2. Certifications required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code
14. Legal Opinion required by Instruction 3 of ITEM 7B: --- No Disclosure Necessary ---
15. Additional Exhibits: a. Consent of DeVisser Gray LLP, dated 11/13/2009

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED JUNE 30, 2009

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com



DeVISSER GRAY LLP
CHARTERED ACCOUNTANTS

401-905 West Pender St
Vancouver BC V6C 1L6
t 604.687.5447
f 604.687.6737

AUDITORS' REPORT

To the Shareholders of Rare Element Resources Ltd.

We have audited the consolidated balance sheets of Rare Element Resources Ltd. as at June 30, 2009 and 2008 and the consolidated statements of operations and comprehensive loss, retained earnings and deficit and cash flows for each of the years in the three year period ended June 30, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2009 and 2008 and the results of its operations and its cash flows for each of the years in the three year period ended June 30, 2009 in accordance with Canadian generally accepted accounting principles.

De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
October 16, 2009

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30
(Expressed in US Dollars)

	2009	2008
ASSETS		
CURRENT		
Cash and cash equivalents	$ 2,334,145	$ 2,271,917
Accounts receivable	50,195	46,726
Prepaid expenses	27,978	26,883
	2,412,318	2,345,526
Equipment (Note 4)	1,872	4,267
Investment (Note 5)	-	15,083
Mineral properties and deferred exploration costs (Note 3)	1,609,496	1,019,349
Reclamation bond (Note 6)	10,533	10,000
	$ 4,034,219	$ 3,394,225
LIABILITIES		
CURRENT		
Accounts payable and accrued liabilities	$ 56,692	$ 48,594
Due to related parties (Note 8)	9,769	15,257
	66,461	63,851
SHAREHOLDERS' EQUITY		
SHARE CAPITAL (Note 7)	7,841,832	6,574,447
WARRANTS (Note 7d)	627,442	337,114
CONTRIBUTED SURPLUS (Note 7)	876,046	542,188
DEFICIT	(5,377,562)	(4,123,375)
	3,967,758	3,330,374
	$ 4,034,219	$ 3,394,225

NATURE OF OPERATIONS (Note 1)
COMMITMENTS AND CONTINGENCIES (Note 10)
SUBSEQUENT EVENTS (Note 14)

APPROVED BY THE BOARD OF DIRECTORS:

"Donald E. Ranta"   *"Mark T. Brown"*
  Donald E. Ranta   **Mark T. Brown**

See accompanying notes to consolidated financial statements.

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2009	2008	2007
EXPENSES			
Audit and legal	$ 26,983	$ 22,684	$ 32,025
Accounting and administration (Note 8)	106,943	94,507	87,232
Amortization	2,395	2,117	191
Bank charges	2,420	1,584	1,023
Corporate development	78,328	69,446	-
Foreign exchange loss (gain)	292,358	(88,985)	43,589
Investor relations and shareholders' communication	119,129	116,280	204,362
Management fees (Note 8)	103,456	124,878	74,238
Office and miscellaneous	31,129	40,562	37,298
Rent (Note 8)	7,343	7,431	7,954
Stock-based compensation	428,350	423,891	240,142
Transfer and listing fees	17,541	30,628	29,166
Travel	55,304	38,629	24,518
Write-down of mineral properties	-	-	4,841
	(1,271,679)	(883,652)	(786,579)
OTHER ITEMS			
Interest income	32,575	29,786	35,083
Write off of investment (Note 5)	(15,083)	-	-
	17,492	29,786	35,083
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR	$ (1,254,187)	$ (853,866)	$ (751,496)
LOSS PER SHARE – BASIC AND DILUTED	$ (0.05)	$ (0.04)	$ (0.04)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	24,072,331	22,972,529	20,412,956

See accompanying notes to consolidated financial statements.

RARE ELEMENT RESOURCES LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
(Expressed in US Dollars)

Issued and outstanding:	Number of Shares	Share Capital	Warrants	Contributed Surplus	Deficit	Total Shareholders' Equity
BALANCE AS AT JUNE 30, 2007	21,704,389	$ 4,973,386	$ -	$ 240,729	$ (3,269,509)	$ 1,944,606
Issued for cash:						
Private placement (Note 7b(i))	1,075,000	813,243	337,114	-	-	1,150,357
Exercise of warrants (Note 7b(ii))	700,847	520,810	-	-	-	520,810
Exercise of options (Note 7b(iii))	386,500	282,524	-	(122,432)	-	160,092
Share issue costs (Note 7b(i))	-	(15,516)	-	-	-	(15,516)
Stock-based compensation (Note 7e)	-	-	-	423,891	-	423,891
Net loss for the year	-	-	-	-	(853,866)	(853,866)
BALANCE AS AT JUNE 30, 2008	23,866,736	6,574,447	337,114	542,188	(4,123,375)	3,330,374
Issued for cash:						
Private placement (Note 7b(iv))	2,000,000	1,042,722	290,328	-	-	1,333,050
Exercise of options (Note 7b(v))	398,000	235,442	-	(94,492)	-	140,950
Share issue costs (Note 7b(iv))	-	(10,779)	-	-	-	(10,779)
Stock-based compensation (Note 7e)	-	-	-	428,350	-	428,350
Net loss for the year	-	-	-	-	(1,254,187)	(1,254,187)
BALANCE AS AT JUNE 30, 2009	26,264,736	$ 7,841,832	$ 627,442	$ 876,046	$ (5,377,562)	$ 3,967,758

See accompanying notes to consolidated financial statements.

RARE ELEMENT RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED JUNE 30

(Expressed in US Dollars)

	2009	2008	2007
CASH PROVIDED BY (USED IN) OPERATIONS			
Net loss for the year	$ (1,254,187)	$ (853,866)	$ (751,496)
Items not involving cash:			
Amortization	2,395	2,117	191
Fair value of warrants received pursuant to the sale of mineral property	-	-	(15,083)
Stock-based compensation	428,350	423,891	240,142
Interest income accrued	(13,628)	-	-
Write off of investment	15,083	-	4,841
	(821,987)	(427,858)	(521,405)
Changes in non-cash working-capital items:			
Accounts receivable	36,626	(2,298)	(20,016)
Prepaid expenses	(1,095)	22,768	(26,446)
Accounts payable and accrued liabilities	(28,037)	32,138	(7,251)
Due to related parties	(5,488)	7,000	(1,299)
	(819,981)	(368,250)	(576,417)
INVESTING ACTIVITIES			
Deferred exploration costs	(581,012)	(256,618)	(159,750)
Purchase of equipment	-	(5,711)	(864)
	(581,012)	(262,329)	(160,614)
FINANCING ACTIVITIES			
Cash received for common shares	1,474,000	1,831,259	1,394,101
Share issue costs	(10,779)	(15,516)	-
Cash received for sale of mineral property	-	1,416	-
	1,463,221	1,817,159	1,394,101
INCREASE IN CASH AND CASH EQUIVALENTS	62,228	1,186,580	657,070
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,271,917	1,085,337	428,267
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$ 2,334,145	$ 2,271,917	$ 1,085,337
Cash and cash equivalents consist of:			
Cash	1,814,845	786,917	1,085,337
GIC Investments	519,300	1,485,000	-
	$ 2,334,145	$ 2,271,917	$ 1,085,337

See accompanying notes to consolidated financial statements.

RARE ELEMENT RESOURCES LTD.

CUMULATIVE SCHEDULE OF MINERAL PROPERTY COSTS
(Expressed in US Dollars)

	Balance June 30, 2007	Expenditures for the year	Balance June 30, 2008	Expenditures for the year	Balance June 30, 2009
Bear Lodge Property					
Property acquisition costs	$ 17,721	$ -	$ 17,721	$ 23,000	$ 40,721
Exploration expenditures					
Assays	7,751	5,623	13,374	16,573	29,947
Assessments and taxes	20,104	-	20,104	-	20,104
Drilling	323,922	136,038	459,960	274,712	734,672
Geological consulting	168,768	58,714	227,482	211,277	438,759
Geophysical	300	-	300	-	300
Metallurgical testing	38,530	55,000	93,530	61,500	155,030
Overhead expenses	9,679	1,160	10,839	2,685	13,524
Staking	17,949	-	17,949	-	17,949
Survey	34,338	-	34,338	-	34,338
Travel expenses	23,935	83	24,018	400	24,418
Wages	99,734	-	99,734	-	99,734
Total exploration expenditures on Bear Lodge property	762,731	256,618	1,019,349	590,147	1,609,496
Kipawa Property					
Exploration expenditures					
Geological consulting	4,949	-	4,949	-	-
Staking	1,308	-	1,308	-	-
Write-down of property	(4,841)	(1,416)	(6,257)	-	-
Total exploration expenditures on Kipawa property	1,416	(1,416)	-	-	-
TOTAL EXPENDITURES	$ 764,147	$ 255,202	$ 1,019,349	$ 590,147	$ 1,609,496

See accompanying notes to consolidated financial statements.

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable. The Company's continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, obtaining the necessary permits to mine, and on future profitable production or proceeds from the disposition of the mineral property interests. To date, the Company has no revenue and has an accumulated operating deficit of $5,377,562.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and principles of consolidation
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are inclusive of the accounts of the Company and Paso Rico Resources Ltd. ("Paso Rico"), together with those of Paso Rico's wholly-owned subsidiaries, Minera Santa Regina, S.A. de C.V., Compania Minera Real de las Lomas, S.A. de C.V. and Paso Rico (USA), Inc. The Company is in the process of winding down the two Mexican companies.

Use of estimates
The preparation of these consolidated financial statements requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Mineral properties and deferred exploration costs
The cost of mineral properties and related exploration expenditures are deferred until the properties are placed into production, sold or abandoned. These deferred costs will be amortized over the estimated useful life of the properties following the commencement of production, or written-off if the properties are allowed to lapse or are abandoned.

Cost includes the cash consideration and the fair market value of shares issued for the acquisition of mineral properties. Properties acquired under option agreements are recorded in the accounts at such time as payments are made. Proceeds from options granted are applied to the cost of the related property and any excess is included in income for the period.

The recorded amounts of mineral claim acquisition costs and their related deferred exploration costs represent actual expenditures incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its mineral properties periodically and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the property or from the sale of the property. Management's assessment of a property's estimated current fair market value may also be based upon a review of other property transactions that have occurred in the same geographic area as that of the property under review.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Foreign currency translation

The Company's reporting currency is the US Dollar. The Company's Canadian operations are considered to be integrated with foreign currency transactions translated into US Dollars as follows:

- monetary assets and liabilities at the rates of exchange prevailing at the balance sheet dates;
- other assets and liabilities at the applicable historical exchange rates;
- revenues and expenses at the average rates of exchange for the period, and;
- gains and losses arising from the conversion of foreign-currency balances and transactions are reported in income as they occur.

Cash and cash equivalents

Provided that the instruments are readily convertible at the balance sheet date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents. The Company maintains its cash and cash equivalents in bank deposit accounts which exceed federally insured limits. At June 30, 2009, the Company had its cash and cash equivalents with one financial institution. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents and holds no asset backed commercial paper.

Amortization

The Company provides for amortization on its computer equipment at 55%, and software at 100%, declining balance (one-half of the rate is taken in the year of acquisition and disposition).

Income taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method, where future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively-enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the future benefit is taken and no asset is recognized. Such an allowance applies fully to all potential income tax assets of the Company.

Loss per share

The loss per share is computed using the weighted average number of shares outstanding during the period. Diluted loss per share is not presented as the effect on the basic loss per share would be anti-dilutive.

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting. Under the fair value method, stock-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged to operations over the vesting period. The offset is initially credited to contributed surplus and subsequently transferred to share capital if and when the related options are exercised. Cash received on the exercise of stock options is also credited to share capital.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Asset retirement obligations
The Company recognizes the fair value of a liability for an asset retirement obligation in the year in which it is incurred when a reasonable estimate of fair value can be made.

The associated asset retirement costs are capitalized as part of the carrying amount of long lived assets. The liability is accreted over the estimated time period until settlement of the obligation and asset is depreciated over the estimated remaining useful life of the asset. Changes in the liability for an asset retirement obligation due to the passage of time will be measured by applying an interest method of allocation. The amount will be recognized as an increase in the liability and an accretion expense in the statement of operations. Changes resulting form revisions to the timing or the amount of the original estimate of undiscounted cash flows are recognized as an increase or a decrease in the carrying amount of the liability and the related capitalized asset retirement cost.

Comparative figures
Certain of the prior year's figures have been reclassified to conform with the current year's financial statement presentation.

Changes in accounting policies
On July 1, 2008, the Company adopted the following recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook. There was no material impact on the Company's financial condition or operating results as a result of the adoption of these new standards:

a) Section 3862 – Financial Instruments – Disclosures, which replaces Section 3861 and provides expanded disclosure requirements that provide additional detail by financial asset and liability categories (Note 12).

b) Section 3863 – Financial Instruments – Presentation, which enhances financial statement users' understanding of the significance of financial instruments to an entity's financial position, performance and cash flows (Note 12).

c) Section 1535 – Capital Disclosures, which establishes standards for disclosing information about an entity's capital and how it is managed (Note 13). Under this standard, the Company is required to disclose the following:

   • qualitative information about its objectives, policies and processes for managing capital;
   • summary quantitative data about what it manages as capital;
   • whether during the period it complied with any externally imposed capital requirements to which it is subject; and
   • when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

d) Section 1400 – General Standards of Financial Statement Presentation, which include requirements for management to assess and disclose an entity's ability to continue as a going concern (Note 1).

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

New accounting standards

The CICA has issued new standards which may affect the financial disclosures and results of operations of the Company for interim and annual periods beginning on or after January 1, 2009. The Company will adopt the requirements on the date specified for each respective section the impact of these standards on the consolidated financial statements, as outlined below.

a) Section 3064 –- Goodwill and Intangible Assets

This new standard replaces the former CICA 3062 – Goodwill and other intangible assets and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. CICA 3064 is effective for interim and annual financial statements for years beginning on or after January 1, 2009. The Company believes that adoption of this section will result in no material changes to the results of operations or financial position of the Company.

b) Section 1582 –- Business combinations, Section 1601 consolidated financial statements and Section 1602 non-controlling interests

These sections replace the former CICA 1581, Business Combinations and CICA 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. These sections provide the Canadian equivalent to FASB Statements No. 141(R), Business Combinations and No. 160 Non-controlling Interests in Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to years beginning on or after January 1, 2011.

c) Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009 the CICA issued EIC-173, "Credit Risk and the Fair Value of Financial Assets and Financial Liabilities" which requires the Company to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The accounting treatments provided in EIC-173 have been applied in the preparation of these financial statements and as required have been applied retrospectively without restatement of prior periods. The adoption of this standard will not have a material impact on the valuation of financial assets or liabilities.

d) Mining Exploration Costs

In March 2009 the CICA issued EIC-174, "Mining Exploration Costs" which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and will not have an impact on the valuation of exploration assets.

(Expressed in US Dollars)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

International Financial Reporting Standards ("IFRS")
In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company's reporting no later than in the first quarter of 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company's accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely and accurate conversion.

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property
The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims known as the Bear Lodge Property. The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On March 31, 2009, the Company re-purchased the NSR for $50,000, $27,000 of which was assigned to Newmont. Paso Rico (USA), Inc. also owns a portion of the claim group outright and these claims are not subject to the NSR.

The property comprises 90 federal unpatented mineral claims and a 640-acre Wyoming state lease for a total of approximately 2,100 acres. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont has the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration by 2011.

Newmont also has the right to earn an additional 15% participating interest by completing a positive feasibility study. If the Company's interest is reduced to 20%, the Company shall have a financing option by which it may elect for Newmont to carry the Company's share of Venture expenditures, without further dilution to the Company, until commencement of mining on the property. The funds advanced by Newmont under the financing option, plus interest at LIBOR plus 3%, shall be recouped from 90% of the Company's portion of the proceeds from production.

(Expressed in US Dollars)

3. MINERAL PROPERTIES AND DEFERRED EXPLORATION COSTS, Continued

Bear Lodge Property, Continued

Newmont staked an additional 116 Federal lode mineral claims, which are included as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

Newmont is the operator of the gold-exploration program. The Company will continue to operate its own rare-earth-element exploration program; however, if the two exploration programs conflict, the Venture, under Newmont, may choose to operate both programs. The Company is advancing the exploration and evaluation of the rare-earth mineralization on the Bear Lodge property.

All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management. These fees are now paid by Newmont as long as the Newmont agreement remains in effect.

Kipawa Property

In April 2006, the Company acquired the property by staking 26 claims, totaling approximately 1,531 hectares. The property is located in Quebec, 90 km north of North Bay, Ontario. The Company wrote off $4,841 in fiscal 2007 upon making an agreement to sell the property. On October 12, 2007, the Company sold the property for its residual carrying amount of $1,500 CDN ($1,416).

4. EQUIPMENT

	2009	2008
Computer equipment	$ 4,962	$ 4,962
Software	1,338	1,338
Accumulated amortization	(4,428)	(2,033)
Net book value	**$ 1,872**	**$ 4,267**

5. INVESTMENT

In fiscal 2008, the Company sold to Almaden Minerals Ltd. ("Almaden") its 2% NSR royalty on a Mexican property which has been previously written off by the Company. The NSR was sold for $20,000 and 25,000 Almaden warrants exercisable at a price of $3.00 CDN until March 20, 2010. A fair value of $15,083 was assigned to these warrants and was estimated using the Black-Scholes Option Pricing Model based on the following assumptions: A risk free interest rate of 3.98%, a volatility rate of 52.42%, and an expected time to exercise of 3 years.

The Company wrote off the estimated value of $15,083 of the 25,000 Almaden warrants as of June 30, 2009.

Almaden has an officer in common with the Company.

(Expressed in US Dollars)

6. RECLAMATION BOND

The Company was required to post a reclamation bond which covers the cost to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to cover the exploration program. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2006, an additional bond of $10,000 was set up in the name of Paso Rico (USA), Inc., but it was paid by Newmont. This bond covers Newmont's gold-exploration reclamation work and is not included in these financial statements. It will revert to Newmont if and when Newmont completes its reclamation.

In August 2009, an additional bond of $100,000 was set up in the name of Paso Rico (USA), Inc., for the benefit of Rare Element Resources, The bond covers the Company's rare-earth exploration reclamation work.

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a. **Authorized** – unlimited number of common shares without par value.

b. **Issued**

i) On November 5, 2007, the Company completed a non-brokered private placement for $1,075,000 CDN. The offering consisted of 1,075,000 units at $1.00 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant was exercisable into a common share of the Company at $1.35 CDN until May 5, 2009. The fair value of $337,114 was assigned to the warrants using Black-Scholes. The assumptions used were a risk-free interest rate of 3.76%, an expected life of 1.66 year, annualized volatility of 88%, and a dividend rate of 0%. These warrants expired in fiscal 2009. A total of $15,516 was included in share issue costs.

ii) In fiscal 2008, 700,847 warrants were exercised at $0.75 CDN per share for proceeds of $520,810.

iii) In fiscal 2008, a total of 386,500 options at prices ranging from $0.25 CDN to $0.55 CDN were exercised for proceeds of $160,092. A fair value of $122,432 was recognized on these exercised options.

iv) On May 27, 2009, the Company completed a non-brokered private placement for $1,500,000 CDN. The offering consisted of 2,000,000 units at $0.75 CDN per unit. Each unit comprised one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $1.00 CDN until November 27, 2010. The fair value of $290,328 was assigned to the warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%. A total of $10,779 was included in share issue costs.

v) In fiscal year 2009, a total of 398,000 options at prices ranging from $0.25 CDN to $0.58 CDN were exercised for proceeds of $140,950. A fair value of $94,492 was recognized on these exercised options.

(Expressed in US Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

c. Stock Options

The following table summarizes the Company's stock option activity:

	Number of Options	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2007	2,082,500	0.42
Granted	850,000	1.02
Exercised	(386,500)	0.42
Outstanding, June 30, 2008	2,546,000	0.62
Granted	1,400,000	0.58
Exercised	(398,000)	0.40
Expired	(750,000)	0.35
Outstanding, June 30, 2009	2,798,000	0.71

At June 30, 2009, the following options were outstanding:

Expiry Date	Number of Options	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
April 28, 2011 (a)	290,000	0.55	1.83
January 10, 2012 (b)	260,000	0.55	2.53
September 1, 2012	350,000	1.00	3.18
October 12, 2012	350,000	1.00	3.29
October 15, 2012	25,000	1.00	3.30
November 17, 2012 (c)	50,000	1.15	3.39
February 19, 2013	75,000	1.15	3.64
January 27, 2014 (d)	1,398,000	0.58	4.58
	2,798,000		

(a) Subsequent to the year end, 140,000 of these options were exercised.
(b) Subsequent to the year end, 60,000 of these options were exercised.
(c) Subsequent to the year end, 50,000 of these options were exercised.
(d) Subsequent to the year end, 172,000 of these options were exercised.

(Expressed in US Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS, Continued

d. Warrants

The following table summarizes the Company's warrant activity:

	Number of Shares	Weighted Average Exercise Price (CDN$)
Outstanding, June 30, 2007	704,183	0.75
Granted	537,500	1.35
Exercised	(700,847)	0.75
Expired	(3,336)	0.75
Outstanding, June 30, 2008	537,500	1.35
Granted	1,000,000	1.00
Expired	(537,500)	1.35
Outstanding, June 30, 2009	1,000,000	1.00

At June 30, 2009, the following warrants were outstanding:

Expiry Date	Number of Warrants	Exercise Price (CDN$)	Weighted Average Remaining Contractual Life (Years)
November 27, 2010 (a)	1,000,000	1.00	1.41

(a) Subsequent to the year end, 10,000 of these warrants were exercised.

e. Stock-based compensation

The fair value of stock options and warrants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.27 – 2.03%	3.03 – 4.29%	4.08%
Annualized volatility	92 - 108%	86 – 89%	88%
Expected dividend yield	Nil	Nil	Nil
Expected option life in years	1.5 - 5 years	5 years	4 years

The weighted average fair value per option granted during the year ended June 30, 2009 was $0.58 (2008 – $0.27). During the years ended June 30, 2009, 2008, and 2007, the Company respectively recognized $428,350, $423,891 and $240,142 of stock-based compensation expense for options granted to directors, officers, and consultants.

The warrants attached to the May 2009 private placement (Note 7b(iv)) were valued at $290,328 based upon the average of the pro-rata method and the Black Scholes option pricing model.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect fair value estimates and, therefore, it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock-option grants.

(Expressed in US Dollars)

8. RELATED PARTY TRANSACTIONS

During the year ended June 30, 2009:

a) $Nil (2008 - $55,861; 2007 – $74,238) was charged for management fees by a private company controlled by the former president.

b) $103,456 (2008 - $69,017; 2007 - $Nil) was charged for management fees by an officer and director of the Company. As at June 30, 2009, $Nil (2008 - $8,500) was owed to the officer.

c) $114,286 (2008 - $101,938; 2007 - $95,186) was charged by a private company controlled by a director and officer of the Company for accounting, management fees and rent. As at June 30, 2009, $9,769 (2008 - $6,757) was owed to this private company.

Related party transactions were in the normal course of operations and are measured at the fair value amount as determined by management. The amounts owed bear no interest and are unsecured with no repayment terms.

9. INCOME TAXES

A reconciliation of income tax recovery at statutory rates compared to reported income tax recovery is as follows:

	2009	2008
Loss for the year	$ (1,254,187)	$ (853,866)
Expected income tax recovery	(390,403)	(268,714)
Effect of foreign tax rate differences	(2,222)	(121)
Non-deductible expenses	200,277	122,998
Unrecognized benefit of non-capital losses	192,348	145,837
Total income tax recovery	$ -	$ -

The significant components of the Company's future income tax assets and liabilities are as follows:

	2009	2008
Future income tax assets (liabilities):		
Non-capital loss carry forwards	$ 680,270	$ 479,399
Equipment	1,151	-
Cumulative Eligible Property	907	-
Share Issue Costs	4,421	-
Resources expense – USA	(64,444)	-
Resource expenses – Canada	1,627	(687)
Future income tax assets	623,932	478,712
Valuation allowance	(623,932)	(478,712)
Net future income tax assets	$ -	$ -

(Expressed in US Dollars)

9. INCOME TAXES, Continued

The following is a schedule of the Company's aggregate non-capital losses available to reduce taxable income in Canada in future years, expiring between 2009 and 2029 as follows:

Year of Expiration	Non-Capital Loss
	CDN$
2009	37,007
2010	50,628
2014	251,425
2015	206,028
2026	461,482
2027	558,660
2028	521,005
2029	561,706
	$ 2,647,941

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

The following is a schedule of the Company's aggregate non-capital losses available to reduce taxable income in the United States in future years, expiring between 2014 and 2024 as follows:

Year of Expiration	Non-Capital Loss
2014	84
2015	64,995
2016	87,060
2017	34,832
2018	22,351
2019	14,952
2020	15,091
2021	37,806
2022	23,795
2023	84,953
2024	158,905
	$ 544,824

The future tax benefits, if any, resulting from the application of these losses have been offset by a valuation allowance, as it cannot be considered likely that these amounts will be utilized.

(Expressed in US Dollars)

10. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

11. SEGMENTED INFORMATION

The Company operates in a single reportable operating segment, being exploration and development of mineral properties.

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at June 30, 2009			
Assets	$ 2,414,190	$ 1,620,029	$ 4,034,219
As at June 30, 2008			
Assets	$ 2,349,793	$ 1,044,432	$ 3,394,225

	Canada	United States	Total
For the year ended June 30, 2009			
Loss for the year	$ 1,239,377	$ 14,810	$ 1,254,187
Capital expenditures	$ -	$ 581,012	$ 581,012
For the year ended June 30, 2008			
Loss for the year	$ 853,062	$ 804	$ 853,866
Capital expenditures	$ 5,711	$ 256,618	$ 262,329
For the year ended June 30, 2007			
Loss for the year	$ 751,106	$ 390	$ 751,496
Capital expenditures	$ 864	$ 159,750	$ 160,614

12. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's financial instruments typically consist of cash, short term investments, amounts receivable, investments in shares or warrants and accounts payable and accrued liabilities.

Cash equivalents, temporary investments and investments in shares and warrants of public companies have been classified as held for trading and are re-valued to market at each period end. Unrealized gains and losses on re-valuation are recorded in operations.

Amounts receivable are classified as loans and receivables and are carried at amortized cost. Accounts payable and accrued liabilities are classified as other liabilities and are carried at amortized cost. These instruments have fair values which approximate their cost due to their short-term nature.

The Company's operations consist of the acquisition and exploration of mineral resource properties in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of three months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii)Derivative financial instruments

As at June 30, 2009, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

12. FINANCIAL INSTRUMENTS, Continued,

d) Currency risk

The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $15,000.

The Company does not invest in derivatives to mitigate these risks.

e) Interest rate risk

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $6,000.

13. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital (Note 7). The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the development of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through fiscal 2010.

(Expressed in US Dollars)

14. SUBSEQUENT EVENTS

a. On July 24, 2009, the Company completed a $1,800,000 CDN financing consisting of 1,200,000 units at a price of $1.50 CDN per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable into one common share for a period of 18 months from the closing date at a price of $2.10 CDN.

b. On August 11, 2009, another $100,000 reclamation bond was set up in the name of Paso Rico (USA) Inc. and was transferred to the Wyoming Department of Environmental Quality.

c. Subsequent to the year end, 422,000 options were exercised for gross proceeds of $267,260 CDN. On July 20, 2009, 200,000 options were granted to an advisor of the Company with an exercise price of $2.09 CDN expiring July 20, 2014. On October 2, 2009, another 30,000 options were granted to an advisor of the Company with an exercise price of $4.49 CDN expiring October 2, 2014. On October 14, 2009, 10,000 warrants were exercised for gross proceeds of $10,000 CDN.

d. On September 21, 2009, the Company completed a $3,000,000 CDN financing consisting of 1,000,000 units. Each unit was priced at $3.00 CDN and consists of one common share and one common share purchase warrant. Each full warrant will allow the holder to purchase one additional common share for a period of 18 months from the closing date for additional consideration of $4.25 CDN. There were no insiders participating in this offering and no commission was paid.

e. On October 5, 2009, the Company announced the signing of a letter of intent to acquire 100% of the Eden Lake rare earth elements project from VMS Ventures Inc. for payment of 300,000 common shares and a 3% Net Smelter Returns (“NSR”) royalty. The letter of intent calls for a due diligence period, which is currently underway, prior to the signing of a formal purchase agreement. The common shares will be issued as to 75,000 at closing and three additional 75,000 tranches at six month intervals thereafter. The Company has the right to buy 50% of the 3% NSR for $1.5 million and has also agreed to pay a finder’s fee of 20,000 common shares to two parties for this acquisition. The acquisition is subject to various conditions including the approval of the respective Boards of Directors and the consent of regulatory authorities.

(Expressed in US Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted in the United States ("U.S. GAAP"), and that impact consolidated financial statement line items, are described below.

Mineral property costs
Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until such time as it is determined that further exploration work is not warranted, at which time the mineral exploration expenditures are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the mineral rights are capable of economic commercial production.

	2009	2008	2007
a) Assets			
Mineral property costs under Canadian GAAP	$ 1,609,496	$ 1,019,349	$ 764,147
Less deferred costs expensed under U.S. GAAP	(1,609,496)	(1,019,349)	(764,147)
Mineral property costs under U.S. GAAP	$ -	$ -	$ -
b) Deficit			
Closing deficit under Canadian GAAP	$ (5,377,562)	$ (4,123,375)	$ (3,269,509)
Adjustment to deficit for mineral property costs expensed under U.S. GAAP	(1,609,496)	(1,019,349)	(764,147)
Closing deficit under U.S. GAAP	$ (6,987,058)	$ (5,142,724)	$ (4,033,656)
c) Net Loss			
Net loss under Canadian GAAP	$ (1,254,187)	$ (853,866)	$ (751,496)
Mineral property costs expensed under U.S.GAAP	(590,147)	(256,618)	(160,132)
Net loss under U.S. GAAP	$ (1,844,334)	$ (1,110,484)	$ (911,628)
d) Basic and Diluted Loss Per Share - U.S. GAAP	$ (0.08)	$ (0.05)	$ (0.04)
e) Cash flows – Operating activities			
Cash used in operating activities – Canadian GAAP	$ (810,846)	$ (368,250)	$ (576,417)
Loss under Canadian GAAP	1,254,187	853,866	751,496
Loss under U.S. GAAP	(1,844,334)	(1,110,484)	(911,628)
Cash used in operating activities – U.S. GAAP	$ (1,400,993)	$ (624,868)	$ (736,549)
f) Cash flows - Investing Activities			
Cash used in investing activities - Canadian GAAP	$ (581,012)	$ (262,329)	$ (160,614)
Mineral property costs expensed under U.S. GAAP	581,012	256,618	160,132
Cash used in investing activities - U.S. GAAP	$ -	$ (5,711)	$ (482)

(Expressed in US Dollars)

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent United States Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or FASB, issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51." This statement improves the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require the ownership interests in subsidiaries held by parties other than the parent and the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income; changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary be accounted for consistently; when a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value; and entities provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 affects those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption is prohibited. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133." This statement is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity's derivative instruments and hedging activities and their effects on the entity's financial position, financial performance, and cash flows. SFAS No. 161 applies to all derivative instruments within the scope of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" as well as related hedged items, bifurcated derivatives, and nonderivative instruments that are designated and qualify as hedging instruments. Entities with instruments subject to SFAS No. 161 must provide more robust qualitative disclosures and expanded quantitative disclosures. SFAS No. 161 is effective prospectively for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application permitted. The Company is currently evaluating the disclosure implications of this statement.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles." SFAS No. 162 identifies the sources of accounting principles and provides entities with a framework for selecting the principles used in preparation of financial statements that are presented in conformity with GAAP. The current GAAP hierarchy has been criticized because it is directed to the auditor rather than the entity, it is complex, and it ranks FASB Statements of Financial Accounting Concepts, which are subject to the same level of due process as FASB Statements of Financial

Accounting Standards, below industry practices that are widely recognized as generally accepted but that are not subject to due process. The board believes the GAAP hierarchy should be directed to entities because it is the entity (not its auditors) that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP. SFAS No. 162 is effective 60 days following the SEC's approval of Public Company Oversight Board, or PCAOB, Auditing Standards No. 6, "Evaluating Consistency of Financial Statements (AS/6)." The adoption of SFAS No. 162 is not expected to have a material impact on the Company's financial position.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES, Continued

Recent United States Accounting Pronouncements, Continued

In May 2008, the FASB issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts-an interpretation of FASB Statement No. 60." Diversity exists in practice in accounting for financial guarantee insurance contracts by insurance enterprises under FASB Statement No. 60, "Accounting and Reporting by Insurance Enterprises." This results in inconsistencies in the recognition and measurement of claim liabilities. This statement requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation. This statement requires expanded disclosures about financial guarantee insurance contracts. The accounting and disclosure requirements of the statement will improve the quality of information provided to users of financial statements. SFAS No. 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The adoption of SFAS No. 163 is not expected to have a material impact on the Company's financial position.

SIGNATURE PAGE

Pursuant to the requirements of Section 12g of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Rare Element Resources Ltd.</u>
Registrant

Dated: <u>November 13, 2009</u> By /s/ Donald E. Ranta
                    Donald E. Ranta, President/CEO/Director

Dated: <u>November 13, 2009</u> By /s/ Winnie Wong
                    Winnie Wong, Corporate Secretary



Exhibit 1A

BRITISH COLUMBIA

NUMBER: 586564

COMPANY ACT

CERTIFICATE OF INCORPORATION

I Hereby Certify that

SPARTACUS CAPITAL INC.

has this day been incorporated under the *Company Act*

Issued under my hand at Victoria, British Columbia

on June 03, 1999



JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA





Exhibit 1B

CORRECTED

BRITISH COLUMBIA

NUMBER: 586564

CERTIFICATE OF CHANGE OF NAME

COMPANY ACT

***I Hereby Certify** that*

SPARTACUS CAPITAL INC.

has this day changed its name to

RARE ELEMENT RESOURCES LTD.



***Issued** under my hand at Victoria, British Columbia*
on July 25, 2003

JOHN S. POWELL
Registrar of Companies
PROVINCE OF BRITISH COLUMBIA
CANADA

Exhibit 1C

RARE ELEMENT RESOURCES LTD.
INCORPORATION NUMBER: 586564
(THE "COMPANY")

ARTICLES

TABLE OF CONTENTS

**1.	Interpretation**

**1.1	Definitions**

In these Articles, unless the context otherwise requires:

(1)	**"board of directors"**, **"directors"** and **"board"** mean the directors or sole director of the Company for the time being;

(2)	**"*Business Corporations Act*"** means the *Business Corporations Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(3)	**"*Interpretation Act*"** means the *Interpretation Act* (British Columbia) from time to time in force and all amendments thereto and includes all regulations and amendments thereto made pursuant to that Act;

(4)	**"legal personal representative"** means the personal or other legal representative of the shareholder;

(5)	**"registered address"** of a shareholder means the shareholder's address as recorded in the central securities register; and

(6)	**"seal"** means the seal of the Company, if any.

**1.2	*Business Corporations Act* and *Interpretation Act* Definitions Applicable**

The definitions in the *Business Corporations Act* and the definitions and rules of construction in the *Interpretation Act*, with the necessary changes, so far as applicable, and unless the context requires otherwise, apply to these Articles as if they were an enactment. If there is a conflict between a definition in the *Business Corporations Act* and a definition or rule in the *Interpretation Act* relating to a term used in these Articles, the definition in the *Business Corporations Act* will prevail in relation to the use of the term in these Articles. If there is a conflict between these Articles and the *Business Corporations Act*, the *Business Corporations Act* will prevail.

**2.	Shares and Share Certificates**

**2.1	Authorized Share Structure**

The authorized share structure of the Company consists of an unlimited number of common shares without par value.

**2.2	Form of Share Certificate**

Each share certificate issued by the Company must comply with, and be signed as required by, the *Business Corporations Act*.

**2.3	Shareholder Entitled to Certificate or Acknowledgment**

Each shareholder is entitled, without charge, to (a) one share certificate representing the shares of each class or series of shares registered in the shareholder's name or (b) a non-transferable written acknowledgment of the shareholder's right to obtain such a share certificate, provided that in respect of a share held jointly by several persons, the Company is not bound to issue more than one share certificate and delivery of a share certificate for a share to one of several joint shareholders or to one of the shareholders' duly authorized agents will be sufficient delivery to all.

2.4 **Delivery by Mail**

Any share certificate or non-transferable written acknowledgment of a shareholder's right to obtain a share certificate may be sent to the shareholder by mail at the shareholder's registered address and neither the Company nor any director, officer or agent of the Company is liable for any loss to the shareholder because the share certificate or acknowledgement is lost in the mail or stolen.

2.5 **Replacement of Worn Out or Defaced Certificate or Acknowledgement**

If the directors are satisfied that a share certificate or a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate is worn out or defaced, they must, on production to them of the share certificate or acknowledgment, as the case may be, and on such other terms, if any, as they think fit:

(1)   order the share certificate or acknowledgment, as the case may be, to be cancelled; and

(2)   issue a replacement share certificate or acknowledgment, as the case may be.

2.6 **Replacement of Lost, Stolen or Destroyed Certificate or Acknowledgment**

If a share certificate or a non-transferable written acknowledgment of a shareholder's right to obtain a share certificate is lost, stolen or destroyed, a replacement share certificate or acknowledgment, as the case may be, must be issued to the person entitled to that share certificate or acknowledgment, as the case may be, if the directors receive:

(1)   proof satisfactory to them that the share certificate or acknowledgment is lost, stolen or destroyed; and

(2)   any indemnity the directors consider adequate.

2.7 **Splitting Share Certificates**

If a shareholder surrenders a share certificate to the Company with a written request that the Company issue in the shareholder's name two or more share certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the share certificate so surrendered, the Company must cancel the surrendered share certificate and issue replacement share certificates in accordance with that request.

2.8 **Certificate Fee**

There must be paid to the Company, in relation to the issue of any share certificate under Articles 2.5, 2.6 or 2.7, the amount, if any, determined by the directors, which amount must not exceed the amount prescribed under the *Business Corporations Act.*

2.9 **Recognition of Trusts**

Except as required by law or statute or these Articles, no person will be recognized by the Company as holding any share upon any trust, and the Company is not bound by or compelled in any way to recognize (even when having express notice thereof) any equitable, contingent, future or partial interest in any share or fraction of a share or (except as by law or statute or these Articles provided or as ordered by a court of competent jurisdiction) any other rights in respect of any share except an absolute right to the entirety thereof in the registered holder of such share.

3. **Issue of Shares**

3.1 **Directors Authorized**

Subject to the *Business Corporations Act* and the rights of the holders of issued shares of the Company, the Company may issue, allot, sell or otherwise dispose of any of the unissued shares, and any issued shares held by the

Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices (including any premium at which shares with par value may be issued) that the directors may determine. The issue price for a share with par value must be equal to or greater than the par value of the share.

3.2   Commissions and Discounts

The Company may at any time, pay a reasonable commission or allow a reasonable discount to any person in consideration of that person purchasing or agreeing to purchase shares of the Company from the Company or any other person or procuring or agreeing to procure purchasers for shares of the Company.

3.3   Brokerage

The Company may pay such brokerage fee or other consideration as may be lawful for or in connection with the sale or placement of its securities.

3.4   Conditions of Issue

Except as provided for by the *Business Corporations Act*, no share may be issued until it is fully paid. A share is fully paid when:

(1)   consideration is provided to the Company for the issue of the share by one or more of the following:

(a)   past services actually performed for the Company;

(b)   property;

(c)   money; and

(2)   the value of the consideration received by the Company equals or exceeds the issue price set for the share under Article 3.1.

3.5   Share Purchase Warrants and Rights

Subject to the *Business Corporations Act*, the Company may issue share purchase warrants, options and rights upon such terms and conditions as the directors determine, which share purchase warrants, options and rights may be issued alone or in conjunction with debentures, debenture stock, bonds, shares or any other securities issued or created by the Company from time to time.

4.   Share Registers

4.1   Central Securities Register

As required by and subject to the *Business Corporations Act*, the Company must maintain a central securities register in British Columbia. The directors may, subject to the *Business Corporations Act*, appoint an agent to maintain the central securities register. The directors may also appoint one or more agents, including the agent which keeps the central securities register, as transfer agent for its shares or any class or series of its shares, as the case may be, and the same or another agent as registrar for its shares or such class or series of its shares, as the case may be. The directors may terminate such appointment of any agent at any time and may appoint another agent in its place.

4.2   Closing of Central Securities Register

The Company must not at any time close its central securities register.

5. **Share Transfers**

5.1 **Registering Transfers**

A transfer of a share of the Company must not be registered unless:

(1)   a duly signed instrument of transfer in respect of the share has been received by the Company;

(2)   if a share certificate has been issued by the Company in respect of the share to be transferred, that share certificate has been surrendered to the Company; and

(3)   if a non-transferable written acknowledgment of the shareholder's right to obtain a share certificate has been issued by the Company in respect of the share to be transferred, that acknowledgment has been surrendered to the Company.

5.2 **Form of Instrument of Transfer**

The instrument of transfer in respect of any share of the Company must be either in the form, if any, on the back of the Company's share certificates or in any other form that may be approved by the directors from time to time.

5.3 **Transferor Remains Shareholder**

Except to the extent that the *Business Corporations Act* otherwise provides, the transferor of shares is deemed to remain the holder of the shares until the name of the transferee is entered in a securities register of the Company in respect of the transfer.

5.4 **Signing of Instrument of Transfer**

If a shareholder, or his or her duly authorized attorney, signs an instrument of transfer in respect of shares registered in the name of the shareholder, the signed instrument of transfer constitutes a complete and sufficient authority to the Company and its directors, officers and agents to register the number of shares specified in the instrument of transfer or specified in any other manner, or, if no number is specified, all the shares represented by the share certificates or set out in the written acknowledgments deposited with the instrument of transfer:

(1)   in the name of the person named as transferee in that instrument of transfer; or

(2)   if no person is named as transferee in that instrument of transfer, in the name of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered.

5.5 **Enquiry as to Title Not Required**

Neither the Company nor any director, officer or agent of the Company is bound to inquire into the title of the person named in the instrument of transfer as transferee or, if no person is named as transferee in the instrument of transfer, of the person on whose behalf the instrument is deposited for the purpose of having the transfer registered or is liable for any claim related to registering the transfer by the shareholder or by any intermediate owner or holder of the shares, of any interest in the shares, of any share certificate representing such shares or of any written acknowledgment of a right to obtain a share certificate for such shares.

5.6 **Transfer Fee**

There must be paid to the Company, in relation to the registration of any transfer, the amount, if any, determined by the directors.

6.   Transmission of Shares

6.1   Legal Personal Representative Recognized on Death

In case of the death of a shareholder, the legal personal representative, or if the shareholder was a joint holder, the surviving joint holder, will be the only person recognized by the Company as having any title to the shareholder's interest in the shares. Before recognizing a person as a legal personal representative, the directors may require proof of appointment by a court of competent jurisdiction, a grant of letters probate, letters of administration or such other evidence or documents as the directors consider appropriate.

6.2   Rights of Legal Personal Representative

The legal personal representative has the same rights, privileges and obligations that attach to the shares held by the shareholder, including the right to transfer the shares in accordance with these Articles, provided the documents required by the *Business Corporations Act* and the directors have been deposited with the Company.

7.   Purchase of Shares

7.1   Company Authorized to Purchase Shares

Subject to the special rights and restrictions attached to the shares of any class or series and the *Business Corporations Act*, the Company may, if authorized by the directors, purchase or otherwise acquire any of its shares upon the terms, if any, specified in such resolution.

7.2   Sale and Voting of Purchased Shares

If the Company retains a share redeemed, purchased or otherwise acquired by it, the Company may sell, gift or otherwise dispose of the share, but, while such share is held by the Company, the Company:

(1)   is not entitled to vote the share at a meeting of its shareholders;

(2)   must not pay a dividend in respect of the share; and

(3)   must not make any other distribution in respect of the share.

8.   Borrowing Powers

The Company, if authorized by the directors, may:

(1)   borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;

(2)   issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

(3)   guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

(4)   mortgage, charge (whether by way of specific or floating charge), grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

9.   Alterations

9.1   Alteration of Authorized Share Structure

Subject to Article 9.2 and the *Business Corporations Act*, the Company may:

(1)   by ordinary resolution:

(a)   create one or more classes or series of shares or, if none of the shares of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(b)   increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the Company is authorized to issue out of any class or series of shares for which no maximum is established;

(c)   if the Company is authorized to issue shares of a class of shares with par value:

(i)   decrease the par value of those shares; or

(ii)   if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(d)   alter the identifying name of any of its shares; or

(e)   otherwise alter its shares or authorized share structure when required or permitted to do so by the *Business Corporations Act*; and

(2)   by resolution of the directors, subdivide or consolidate all or any of its unissued, or fully paid issued, shares.

9.2   Special Rights and Restrictions

Subject to the *Business Corporations Act*, the Company may, by ordinary resolution:

(1)   create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued;

(2)   vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(3)   change all or any of its unissued, or fully paid issued, shares with par value into shares without par value or any of its unissued shares without par value into shares with par value.

9.3   Change of Name

The Company may, by a resolution of the directors, authorize an alteration of its Notice of Articles in order to change its name or adopt or change any translation of that name.

9.4   Other Alterations

If the *Business Corporations Act* does not specify the type of resolution and these Articles do not specify another type of resolution, the Company may by ordinary resolution alter these Articles.

10.   Meetings of Shareholders

10.1   Annual General Meetings

Unless an annual general meeting is deferred or waived in accordance with the *Business Corporations Act*, the Company must hold its first annual general meeting within 18 months after the date on which it was incorporated or otherwise recognized, and after that must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual reference date at such time and place as may be determined by the directors.

10.2   Resolution Instead of Annual General Meeting

If all the shareholders who are entitled to vote at an annual general meeting consent by a unanimous resolution under the *Business Corporations Act* to all of the business that is required to be transacted at that annual general meeting, the annual general meeting is deemed to have been held on the date of the unanimous resolution. The shareholders must, in any unanimous resolution passed under this Article 10.2, select as the Company's annual reference date a date that would be appropriate for the holding of the applicable annual general meeting.

10.3   Calling of Meetings of Shareholders

The directors may, whenever they think fit, call a meeting of shareholders.

10.4   Location of Meetings of Shareholders

Subject to the *Business Corporations Act*, a meeting of shareholders may be held in British Columbia as determined by a resolution of the directors.

10.5   Notice for Meetings of Shareholders

The Company must send notice of the date, time and location of any meeting of shareholders, in the manner provided in these Articles, or in such other manner, if any, as may be prescribed by ordinary resolution (whether previous notice of the resolution has been given or not), to each shareholder entitled to attend the meeting, to each director and to the auditor of the Company, unless these Articles otherwise provide, at least the following number of days before the meeting:

(1)   if and for so long as the Company is a public company, 21 days; or

(2)   otherwise, 10 days.

10.6   Record Date for Notice

The directors may set a date as the record date for the purpose of determining shareholders entitled to notice of any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. The record date must not precede the date on which the meeting is held by fewer than:

(1)   if and for so long as the Company is a public company, 21 days; or

(2)   otherwise, 10 days.

If no record date is set, the record date is the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the date immediately preceding the date of the meeting.

10.7   Record Date for Voting

The directors may set a date as the record date for the purpose of determining shareholders entitled to vote at any meeting of shareholders. The record date must not precede the date on which the meeting is to be held by more than two months or, in the case of a general meeting requisitioned by shareholders under the *Business Corporations Act*, by more than four months. If no record date is set, the record date is the day immediately preceding the first date on which the notice is sent or, if no notice is sent, the date immediately preceding the date of the meeting.

10.8   Failure to Give Notice and Waiver of Notice

The accidental omission to send notice of any meeting to, or the non-receipt of any notice by, any of the persons entitled to notice does not invalidate any proceedings at that meeting. Any person entitled to notice of a meeting of shareholders may, in writing or otherwise and prior to or following such meeting, waive or reduce the period of notice of such meeting.

10.9   Notice of Special Business at Meetings of Shareholders

If a meeting of shareholders is to consider special business within the meaning of Article 11.1, the notice of meeting must:

(1)   state the general nature of the special business; and

(2)   if the special business includes considering, approving, ratifying, adopting or authorizing any document or the signing of or giving of effect to any document, have attached to it a copy of the document or state that a copy of the document will be available for inspection by shareholders:

    (a)   at the Company's records office, or at such other reasonably accessible location in British Columbia as is specified in the notice; and

    (b)   during statutory business hours on any one or more specified days before the day set for the holding of the meeting.

11.   Proceedings at Meetings of Shareholders

11.1   Special Business

At a meeting of shareholders, the following business is special business:

(1)   at a meeting of shareholders that is not an annual general meeting, all business is special business except business relating to the conduct of or voting at the meeting;

(2)   at an annual general meeting, all business is special business except for the following:

    (a)   business relating to the conduct of or voting at the meeting;

    (b)   consideration of any financial statements of the Company presented to the meeting;

    (c)   consideration of any reports of the directors or auditor;

    (d)   the setting or changing of the number of directors;

    (e)   the election or appointment of directors;

    (f)   the appointment of an auditor;

(g)   business arising out of a report of the directors not requiring the passing of a special resolution or an exceptional resolution; and

(h)   any other business which, under these Articles or the *Business Corporations Act*, may be transacted at a meeting of shareholders without prior notice of the business being given to the shareholders.

11.2   Special Majority

The majority of votes required for the Company to pass a special resolution at a meeting of shareholders is two-thirds (2/3) of the votes cast on the resolution.

11.3   Quorum

Subject to the special rights and restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4   One Shareholder May Constitute Quorum

If there is only one shareholder entitled to vote at a meeting of shareholders:

(1)   the quorum is one person who is, or who represents by proxy, that shareholder, and

(2)   that shareholder, present in person or by proxy, may constitute the meeting.

11.5   Other Persons May Attend

The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company and any other persons invited by the directors are entitled to attend any meeting of shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6   Requirement of Quorum

No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7   Lack of Quorum

If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present:

(1)   in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and

(2)   in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8   Lack of Quorum at Succeeding Meeting

If, at the meeting to which the meeting referred to in Article 11.7(2) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders entitled to attend and vote at the meeting constitute a quorum.

11.9 Chair

The following individual is entitled to preside as chair at a meeting of shareholders:

(1)   the chair of the board, if any;

(2)   if there is no chair of the board, or if the chair of the board is absent or unwilling to act as chair of the meeting, the chief executive officer, if any;

(3)   if there is no chief executive officer or if the chief executive officer is absent or unwilling to act as chair of the meeting, the president, if any;

(4)   if there is no president, or if the president is absent or unwilling to act as chair of the meeting, a vice-president, if any; or

(5)   if there are no vice-presidents, or if all vice-president are absent or are all unwilling to act as chair of the meeting, a director.

11.10   Selection of Alternate Chair

If, at any meeting of shareholders, there is no chair of the board, chief executive officer, president, vice-president or director present within 15 minutes after the time set for holding the meeting, or if the chair of the board, the chief executive officer, president and all vice-presidents and all directors are unwilling to act as chair of the meeting, or if the chair of the board, the chief executive officer, the president and all vice-presidents and directors have advised the secretary, if any, or the solicitor for the Company, that they will not be present at the meeting, the shareholders entitled to vote at the meeting who are present in person or by proxy may choose any person present at the meeting to chair the meeting.

11.11   Adjournments

The chair of a meeting of shareholders may, and if so directed by the meeting must, adjourn the meeting from time to time and from place to place, but no business may be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

11.12   Notice of Adjourned Meeting

It is not necessary to give any notice of an adjourned meeting or of the business to be transacted at an adjourned meeting of shareholders except that, when a meeting is adjourned for 30 days or more, notice of the adjourned meeting must be given as in the case of the original meeting.

11.13   Decisions by Show of Hands or Poll

Subject to the *Business Corporations Act*, every motion put to a vote at a meeting of shareholders will be decided on a show of hands unless a poll, before or on the declaration of the result of the vote by show of hands, is directed by the chair or demanded by at least one shareholder entitled to vote who is present in person or by proxy.

11.14   Declaration of Result

The chair of a meeting of shareholders must declare to the meeting the decision on every question in accordance with the result of the show of hands or the poll, as the case may be, and that decision must be entered in the minutes of the meeting. A declaration of the chair that a resolution is carried by the necessary majority or is defeated is, unless a poll is directed by the chair or demanded under Article 11.13, conclusive evidence without proof of the number or proportion of the votes recorded in favour of or against the resolution.

11.15   Motion Need Not be Seconded

No motion proposed at a meeting of shareholders need be seconded unless the chair of the meeting rules otherwise, and the chair of any meeting of shareholders is entitled to propose or second a motion.

11.16   Casting Vote

In case of an equality of votes, the chair of a meeting of shareholders, on a show of hands and on a poll, shall not have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder.

11.17   Manner of Taking Poll

Subject to Article 11.18, if a poll is duly demanded at a meeting of shareholders:

(1)   the poll must be taken:

(a)   at the meeting, or within seven days after the date of the meeting, as the chair of the meeting directs; and

(b)   in the manner, at the time and at the place that the chair of the meeting directs;

(2)   the result of the poll is deemed to be the decision of the meeting at which the poll is demanded; and

(3)   the demand for the poll may be withdrawn by the person who demanded it.

11.18   Demand for Poll on Adjournment

A poll demanded at a meeting of shareholders on a question of adjournment must be taken immediately at the meeting.

11.19   Chair Must Resolve Dispute

In the case of any dispute as to the admission or rejection of a vote given on a poll, the chair of the meeting must determine the dispute, and his or her determination made in good faith is final and conclusive.

11.20   Casting of Votes

On a poll, a shareholder entitled to more than one vote need not cast all the votes in the same way.

11.21   Demand for Poll

No poll may be demanded in respect of the vote by which a chair of a meeting of shareholders is elected.

11.22   Demand for Poll Not to Prevent Continuance of Meeting

The demand for a poll at a meeting of shareholders does not, unless the chair of the meeting so rules, prevent the continuation of a meeting for the transaction of any business other than the question on which a poll has been demanded.

11.23   Retention of Ballots and Proxies

The Company must, for at least three months after a meeting of shareholders, keep at its records office each ballot cast on a poll and each proxy voted at the meeting, and, during that period, make them available for inspection during normal business hours by any shareholder or proxyholder entitled to vote at the meeting. At the end of such three-month period, the Company may destroy such ballots and proxies.

12.   Votes of Shareholders

12.1   Number of Votes by Shareholder or by Shares

Subject to any special rights or restrictions attached to any shares and to the restrictions imposed on joint shareholders under Article 12.3:

(1)   on a vote by show of hands, every person present who is a shareholder, or a duly appointed representative of a corporate shareholder pursuant to Article 12.5, entitled to vote on the matter has one vote. Shareholders represented by proxy are not entitled to vote on a show of hands; and

(2)   on a poll, every shareholder entitled to vote on the matter has one vote in respect of each share entitled to be voted on the matter and held by that shareholder and may exercise that vote either in person or by proxy.

12.2   Votes of Persons in Representative Capacity

A person who is not a shareholder may vote at a meeting of shareholders, whether on a show of hands or on a poll, and may appoint a proxy holder to act at the meeting, if, before doing so, the person satisfies the chair of the meeting, or the directors, that the person is a legal personal representative or a trustee in bankruptcy for a shareholder who is entitled to vote at the meeting.

12.3   Votes by Joint Holders

If there are joint shareholders registered in respect of any share:

(1)   any one of the joint shareholders may vote at any meeting, either personally or by proxy, in respect of the share as if that joint shareholder were solely entitled to it; or

(2)   if more than one of the joint shareholders is present at any meeting, personally or by proxy, and more than one of them votes in respect of that share, then only the vote of the joint shareholder present whose name stands first on the central securities register in respect of the share will be counted.

12.4   Legal Personal Representatives as Joint Shareholders

Two or more legal personal representatives of a shareholder in whose sole name any share is registered are, for the purposes of Article 12.3, deemed to be joint shareholders.

12.5   Representative of a Corporate Shareholder

If a corporation that is not a subsidiary of the Company is a shareholder, that corporation may appoint a person to act as its representative at any meeting of shareholders of the Company, and:

(1)   for that purpose, the instrument appointing a representative must:

(a)   be received at the registered office of the Company or at any other place specified, in the notice calling the meeting, for the receipt of proxies, at least the number of business days specified in the notice for the receipt of proxies, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(b)   be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting; and

(2)   if a representative is appointed under this Article 12.5:

    (a)   the representative is entitled to exercise in respect of and at that meeting the same rights on behalf of the corporation that the representative represents as that corporation could exercise if it were a shareholder who is an individual, including, without limitation, the right to appoint a proxy holder; and

    (b)   the representative, if present at the meeting, is to be counted for the purpose of forming a quorum and is deemed to be a shareholder present in person at the meeting.

Evidence of the appointment of any such representative may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.6   Proxy Provisions Do Not Apply to All Companies

If and for so long as the Company is a public company or a pre-existing reporting company which has the Statutory Reporting Company Provisions as part of its Articles or to which the Statutory Reporting Company Provisions apply, Articles 12.7 to 12.15 apply only insofar as they are not inconsistent with any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and insofar as they are not inconsistent with the regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

12.7   Appointment of Proxy Holders

Every shareholder of the Company, including a corporation that is a shareholder but not a subsidiary of the Company, entitled to vote at a meeting of shareholders of the Company may, by proxy, appoint one or more (but not more than five) proxy holders to attend and act at the meeting in the manner, to the extent and with the powers conferred by the proxy including, if provided in the proxy, the full power of substitution.

12.8   Alternate Proxy Holders

A shareholder may appoint one or more alternate proxy holders to act in the place of an absent proxy holder.

12.9   When Proxy Holder Need Not Be Shareholder

A person must not be appointed as a proxy holder unless the person is a shareholder, although a person who is not a shareholder may be appointed as a proxy holder if:

(1)   the person appointing the proxy holder is a corporation or a representative of a corporation appointed under Article 12.5;

(2)   the Company has at the time of the meeting for which the proxy holder is to be appointed only one shareholder entitled to vote at the meeting; or

(3)   the shareholders present in person or by proxy at and entitled to vote at the meeting for which the proxy holder is to be appointed, by a resolution on which the proxy holder is not entitled to vote but in respect of which the proxy holder is to be counted in the quorum, permit the proxy holder to attend and vote at the meeting.

12.10 **Deposit of Proxy**

A proxy for a meeting of shareholders must:

(1) be received at the registered office of the Company, or at any other place specified in the notice calling the meeting for the receipt of proxies, at least the number of business days specified in the notice, or if no number of days is specified, two business days before the day set for the holding of the meeting; or

(2) unless the notice provides otherwise, be provided, at the meeting, to the chair of the meeting or to a person designated by the chair of the meeting.

A proxy may be sent to the Company by written instrument, fax or any other method of transmitting legibly recorded messages.

12.11 **Validity of Proxy Vote**

A vote given in accordance with the terms of a proxy is valid notwithstanding the death or incapacity of the shareholder giving the proxy and despite the revocation of the proxy or the revocation of the authority under which the proxy is given, unless notice in writing of that death, incapacity or revocation is received:

(1) at the registered office of the Company, at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2) by the chair of the meeting, before the vote is taken.

12.12 **Form of Proxy**

A proxy, whether for a specified meeting or otherwise, must be either in the following form or in any other form approved by the directors or the chair of the meeting:


[name of company]
(the "Company")


The undersigned, being a shareholder of the Company, hereby appoints *[name]* or, failing that person, *[name]*, as proxy holder for the undersigned to attend, act and vote for and on behalf of the undersigned at the meeting of shareholders of the Company to be held on *[month, day, year]* and at any adjournment of that meeting.

Number of shares in respect of which this proxy is given (if no number is specified, then this proxy if given in respect of all shares registered in the name of the shareholder): _____


Signed *[month, day, year]*

_____

[Signature of shareholder]

_____

[Name of shareholder—printed]


12.13 **Revocation of Proxy**

Subject to Article 12.14, every proxy may be revoked by an instrument in writing that is:

(1) received at the registered office of the Company at any time up to and including the last business day before the day set for the holding of the meeting at which the proxy is to be used; or

(2)   provided, at the meeting, to the chair of the meeting.

12.14   Revocation of Proxy Must Be Signed

An instrument referred to in Article 12.13 must be signed as follows:

(1)   if the shareholder for whom the proxy holder is appointed is an individual, the instrument must be signed by the shareholder or his or her legal personal representative or trustee in bankruptcy;

(2)   if the shareholder for whom the proxy holder is appointed is a corporation, the instrument must be signed by the corporation or by a representative appointed for the corporation under Article 12.5.

12.15   Production of Evidence of Authority to Vote

The chair of any meeting of shareholders may, but need not, inquire into the authority of any person to vote at the meeting and may, but need not, demand from that person production of evidence as to the existence of the authority to vote. The acceptance or rejection of any proxy, or appointment of a representative by a corporate shareholder, made by the chairman in good faith is final and conclusive.

13.   Directors

13.1   Number of Directors

The number of directors, excluding additional directors appointed under Article 14.8, is set at:

(1)   if the Company is a public company, the greater of three and the most recently set of:

    (a)   the number of directors set by resolution of the directors; and

    (b)   the number of directors set under Article 14.4;

(2)   if the Company is or becomes a company which is not a public company, the most recently set of:

    (a)   the number of directors set by ordinary resolution (whether or not previous notice was given); and

    (b)   the number of directors set under Article 14.4.

13.2   Change in Number of Directors

If the number of directors is set under Articles 13.1(1)(a) or 13.1(2)(a), subject to Article 14.1:

(1)   the shareholders may elect or appoint the directors needed to fill any vacancies in the board of directors up to that number; or

(2)   if the shareholders do not elect or appoint the directors needed to fill any vacancies in the board of directors up to that number then the directors may appoint directors to fill those vacancies.

13.3   Directors' Acts Valid Despite Vacancy

An act or proceeding of the directors is not invalid merely because fewer than the number of directors set or otherwise required under these Articles is in office.

13.4   Qualifications of Directors

A director is not required to hold a share in the capital of the Company as qualification for his or her office but must be qualified as required by the *Business Corporations Act* to become, act or continue to act as a director.

13.5   Remuneration of Directors

The directors are entitled to the remuneration for acting as directors, if any, as the directors may from time to time by resolution determine or, at the option of the directors, as may be fixed by ordinary resolution. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company, as such, who is also a director.

13.6   Reimbursement of Expenses of Directors

The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company.

13.7   Special Remuneration for Directors

If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company's business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution, and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

13.8   Gratuity, Pension or Allowance on Retirement of Director

Unless otherwise determined by ordinary resolution, the directors on behalf of the Company may pay a gratuity or pension or allowance on retirement to any director who has held any salaried office or place of profit with the Company or to his or her spouse or dependants and may make contributions to any fund and pay premiums for the purchase or provision of any such gratuity, pension or allowance.

14.   Election and Removal of Directors

14.1   Election at Annual General Meeting

(1)   At each annual general meeting of the Company all the directors whose term of office expire at such annual general meeting shall cease to hold office immediately before the election of directors at such annual general meeting and the shareholders entitled to vote thereat shall elect to the board of directors, directors as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation as set out below. A retiring director shall be eligible for re-election;

(2)   Each director may be elected for a term of office of one or more years of office as may be specified by ordinary resolution at the time he is elected. In the absence of any such ordinary resolution, a director's term of office shall be one year of office. No director shall be elected for a term of office exceeding five years of office. The shareholders may, by ordinary resolution, vary the term of office of any director; and

(3)   A director elected or appointed to fill a vacancy shall be elected or appointed for a term expiring immediately before the election of directors at the annual general meeting of the Company when the term of the director whose position he is filling would expire.

14.2   Consent to be a Director

No election, appointment or designation of an individual as a director is valid unless:

(1)   that individual consents to be a director in the manner provided for in the *Business Corporations Act*;

(2)   that individual is elected or appointed at a meeting at which the individual is present and the individual does not refuse, at the meeting, to be a director; or

(3)   with respect to first directors, the designation is otherwise valid under the *Business Corporations Act*.

14.3   Failure to Elect or Appoint Directors

If:

(1)   the Company fails to hold an annual general meeting, and all the shareholders who are entitled to vote at an annual general meeting fail to pass the unanimous resolution contemplated by Article 10.2, on or before the date by which the annual general meeting is required to be held under the *Business Corporations Act*; or

(2)   the shareholders fail, at the annual general meeting or in the unanimous resolution contemplated by Article 10.2, to elect or appoint any directors;

then each director then in office continues to hold office until the earlier of:

(3)   the date on which his or her successor is elected or appointed; and

(4)   the date on which he or she otherwise ceases to hold office under the *Business Corporations Act* or these Articles.

14.4   Places of Retiring Directors Not Filled

If, at any meeting of shareholders at which there should be an election of directors, the places of any of the retiring directors are not filled by that election, those retiring directors who are not re-elected and who are asked by the newly elected directors to continue in office will, if willing to do so, continue in office to complete the number of directors for the time being set pursuant to these Articles until further new directors are elected at a meeting of shareholders convened for that purpose. If any such election or continuance of directors does not result in the election or continuance of the number of directors for the time being set pursuant to these Articles, the number of directors of the Company is deemed to be set at the number of directors actually elected or continued in office.

14.5   Directors May Fill Casual Vacancies

Any casual vacancy occurring in the board of directors may be filled by the directors, but a vacancy created by an increase in the number of directors pursuant to a resolution of the directors in accordance with Article 13.1(1)(a) is not a casual vacancy.

14.6   Remaining Directors Power to Act

The directors may act notwithstanding any vacancy in the board of directors, but if the Company has fewer directors in office than the number set pursuant to these Articles as the quorum of directors, the directors may only act for the purpose of appointing directors up to that number or of summoning a meeting of shareholders for the purpose of filling any vacancies on the board of directors or, subject to the *Business Corporations Act*, for any other purpose.

14.7   Shareholders May Fill Vacancies

If the Company has no directors or fewer directors in office than the number set pursuant to these Articles as the quorum of directors, and the directors do not act to appoint additional directors pursuant to Article 14.6, the shareholders may elect or appoint directors to fill any vacancies on the board of directors.

14.8   Additional Directors

Notwithstanding Articles 13.1 and 0, between annual general meetings or unanimous resolutions contemplated by Article 10.2, the directors may appoint one or more additional directors, but the number of additional directors appointed under this Article 14.8 must not at any time exceed one-third of the number of the current directors who were elected or appointed as directors other than under this Article 14.8. Any director so appointed ceases to hold office immediately before the next election or appointment of directors under Article 14.1(1), but is eligible for re-election or re-appointment.

14.9   Ceasing to be a Director

A director ceases to be a director when:

(1)   the term of office of the director expires;

(2)   the director dies;

(3)   the director resigns as a director by notice in writing provided to the Company or a lawyer for the Company; or

(4)   the director is removed from office pursuant to Articles 14.10 or 14.11.

14.10   Removal of Director by Shareholders

The Company may remove any director before the expiration of his or her term of office by ordinary resolution. In that event, the shareholders may elect, by ordinary resolution, a director to fill the resulting vacancy. If the shareholders do not elect a director to fill the resulting vacancy contemporaneously with the removal, then the directors may subsequently appoint or, if the directors do not do so the shareholders may elect, by ordinary resolution, a director to fill that vacancy.

14.11   Removal of Director by Directors

The directors may remove any director before the expiration of his or her term of office if:

(1)   the director is convicted of an indictable offence, or

(2)   if the director ceases to be qualified to act as a director of a company and does not promptly resign,

and the directors may appoint a director to fill the resulting vacancy.

15.   Alternate Directors

15.1   Appointment of Alternate Director

Any director (an "appointor") may by notice in writing received by the Company appoint any person (an "appointee") who is qualified to act as a director pursuant to the *Business Corporations Act* to be his or her alternate to act in his or her place at meetings of the directors or committees of the directors at which the appointor is not present unless (in the case of an appointee who is not a director) the directors have reasonably disapproved the appointment of such person as an alternate director and have given notice to that effect to his or her appointor within a reasonable time after the notice of appointment is received by the Company. Every alternate director shall have a direct and personal duty to the Company arising from his alternate directorship, independent of the duties of the director who appointed him.

15.2 Notice of Meetings

Every alternate director so appointed is entitled to notice of meetings of the directors and of committees of the directors of which his or her appointor is a member and to attend and vote as a director at any such meetings at which his or her appointor is not present.

15.3 Alternate for More Than One Director Attending Meetings

A person may be appointed as an alternate director by more than one director, and an alternate director:

(1)   will be counted in determining the quorum for a meeting of directors once for each of his or her appointors and, in the case of an appointee who is also a director, once more in that capacity;

(2)   has a separate vote at a meeting of directors for each of his or her appointors and, in the case of an appointee who is also a director, an additional vote in that capacity;

(3)   will be counted in determining the quorum for a meeting of a committee of directors once for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, once more in that capacity;

(4)   has a separate vote at a meeting of a committee of directors for each of his or her appointors who is a member of that committee and, in the case of an appointee who is also a member of that committee as a director, an additional vote in that capacity.

15.4 Consent Resolutions

Every alternate director, if authorized by the notice appointing him or her, may sign in place of his or her appointor any resolutions to be consented to in writing.

15.5 Alternate Director Not an Agent

Every alternate director is deemed not to be the agent of his or her appointor and shall be deemed not to have any conflict arising out of any interest, property or office held by the appointor. An alternate director shall be deemed to be a director for all purposes of these Articles, with full power to act as a director, subject to any limitations in the instrument appointing him, and an alternate director shall be entitled to all of the indemnities and similar protections afforded directors by the *Business Corporations Act* and under these Articles. A director shall have no liability arising out of any act or omission by his alternate director to which the appointor was not a party, nor shall an alternate director have liability for any such act or omission by the appointor. Without limiting the foregoing, no duty to account to the Company shall be imposed upon an alternate director merely because he voted in respect of a contract or transaction in which the appointor was interested or which the appointor failed to disclose, nor shall any such duty be imposed upon an appointor merely because he voted in respect of a contract or transaction in which his alternate director was interested or which such alternate director failed to disclose.

15.6 Revocation of Appointment of Alternate Director

An appointor may at any time, by notice in writing received by the Company, revoke the appointment of an alternate director appointed by him or her.

15.7 Ceasing to be an Alternate Director

The appointment of an alternate director ceases when:

(1)   his or her appointor ceases to be a director and is not promptly re-elected or re-appointed;

(2)   the alternate director dies;

(3)   the alternate director resigns as an alternate director by notice in writing provided to the Company or a lawyer for the Company;

(4)   the alternate director ceases to be qualified to act as a director; or

(5)   his or her appointor revokes the appointment of the alternate director.

15.8   Remuneration and Expenses of Alternate Director

The Company may reimburse an alternate director for the reasonable expenses that would be properly reimbursed if he or she were a director, and the alternate director is entitled to receive from the Company such proportion, if any, of the remuneration otherwise payable to the appointor as the appointor may from time to time direct.

16.   Powers and Duties of Directors

16.1   Powers of Management

The directors must, subject to the *Business Corporations Act* and these Articles, manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers of the Company as are not, by the *Business Corporations Act* or by these Articles, required to be exercised by the shareholders of the Company.

16.2   Appointment of Attorney of Company

The directors may from time to time, by power of attorney or other instrument, under seal if so required by law, appoint any person to be the attorney of the Company for such purposes, and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the directors under these Articles and excepting the power to fill vacancies in the board of directors, to remove a director, to change the membership of, or fill vacancies in, any committee of the directors, to appoint or remove officers appointed by the directors and to declare dividends) and for such period, and with such remuneration and subject to such conditions as the directors may think fit. Any such power of attorney may contain such provisions for the protection or convenience of persons dealing with such attorney as the directors think fit. Any such attorney may be authorized by the directors to sub-delegate all or any of the powers, authorities and discretions for the time being vested in him or her.

16.3   Remuneration of Auditor

The directors may set the remuneration of the auditor of the Company.

17.   Disclosure of Interest of Directors

17.1   Obligation to Account for Profits

A director or senior officer who holds a disclosable interest (as that term is used in the *Business Corporations Act*) in a contract or transaction into which the Company has entered or proposes to enter is liable to account to the Company for any profit that accrues to the director or senior officer under or as a result of the contract or transaction only if and to the extent provided in the *Business Corporations Act*.

17.2   Restrictions on Voting by Reason of Interest

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter is not entitled to vote on any directors' resolution to approve that contract or transaction, unless all the directors have a disclosable interest in that contract or transaction, in which case any or all of those directors may vote on such resolution.

17.3 Interested Director Counted in Quorum

A director who holds a disclosable interest in a contract or transaction into which the Company has entered or proposes to enter and who is present at the meeting of directors at which the contract or transaction is considered for approval may be counted in the quorum at the meeting whether or not the director votes on any or all of the resolutions considered at the meeting.

17.4 Disclosure of Conflict of Interest or Property

A director or senior officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual's duty or interest as a director or senior officer, must disclose the nature and extent of the conflict as required by the *Business Corporations Act*.

17.5 Director Holding Other Office in the Company

A director may hold any office or place of profit with the Company, other than the office of auditor of the Company, in addition to his or her office of director for the period and on the terms (as to remuneration or otherwise) that the directors may determine.

17.6 No Disqualification

No director or intended director is disqualified by his or her office from contracting with the Company either with regard to the holding of any office or place of profit the director holds with the Company or as vendor, purchaser or otherwise, and no contract or transaction entered into by or on behalf of the Company in which a director is in any way interested is liable to be voided for that reason.

17.7 Professional Services by Director or Officer

Subject to the *Business Corporations Act*, a director or officer, or any person in which a director or officer has an interest, may act in a professional capacity for the Company, except as auditor of the Company, and the director or officer or such person is entitled to remuneration for professional services as if that director or officer were not a director or officer.

17.8 Director or Officer in Other Corporations

A director or officer may be or become a director, officer or employee of, or otherwise interested in, any person in which the Company may be interested as a shareholder or otherwise, and, subject to the *Business Corporations Act*, the director or officer is not accountable to the Company for any remuneration or other benefits received by him or her as director, officer or employee of, or from his or her interest in, such other person.

18. Proceedings of Directors

18.1 Meetings of Directors

The directors may meet together for the conduct of business, adjourn and otherwise regulate their meetings as they think fit, and meetings of the directors held at regular intervals may be held at the place, at the time and on the notice, if any, as the directors may from time to time determine.

18.2   Voting at Meetings

Questions arising at any meeting of directors are to be decided by a majority of votes and, in the case of an equality of votes, the chair of the meeting shall not have a second or casting vote.

18.3   Chair of Meetings

The following individual is entitled to preside as chair at a meeting of directors:

(1)   the chair of the board, if any;

(2)   if there is no chair of the board or in the absence of the chair of the board, the chief executive officer, if any, if the chief executive officer is a director;

(3)   if there is no chief executive officer or in the absence of the chief executive officer, the president, if any, if the president is a director; or

(4)   any other director chosen by the directors (in such manner as they may determine) if:

   (a)   none of the chair of the board (if any), the chief executive officer (if any and if a director) or the president (if any and if a director), is present at the meeting within 15 minutes after the time set for holding the meeting;

   (b)   none of the chair of the board (if any), the chief executive officer (if any and if a directors) or the president (if any and if a director), is willing to chair the meeting; or

   (c)   all of the chair of the board, the chief executive officer (if any and if a director) and the president (if any and if a director), have advised the secretary, if any, any other director or the lawyer for the Company, that they will not be present at the meeting.

18.4   Meetings by Telephone or Other Communications Medium

A director may participate in a meeting of the directors or of any committee of the directors:

(1)   in person;

(2)   by telephone if all directors participating in the meeting, whether in person or by telephone, are able to communicate with each other; or

(3)   by a communications medium other than telephone if all directors participating in the meeting, whether in person or by telephone or other communications medium, are able to communicate with each other and if all directors who wish to participate in the meeting agree to such participation.

A director who participates in a meeting in a manner contemplated by this Article 18.4 is deemed for all purposes of the *Business Corporations Act* and these Articles to be present at the meeting and to have agreed to participate in that manner.

18.5   Calling of Meetings

A director may, and the chief executive officer, president, secretary or an assistant secretary of the Company, if any, on the request of a director must, call a meeting of the directors at any time.

18.6   Notice of Meetings

Other than for meetings held at regular intervals as determined by the directors pursuant to Article 18.1, reasonable notice of each meeting of the directors, specifying the place, day and time of that meeting must be given to each of the directors and the alternate directors by any method set out in Article 24.1 or orally or by telephone.

18.7   When Notice Not Required

It is not necessary to give notice of a meeting of the directors to a director or an alternate director if:

(1)   the meeting is to be held immediately following a meeting of shareholders at which that director was elected or appointed, or is the meeting of the directors at which that director is appointed;

(2)   the director or alternate director, as the case may be, has waived notice of the meeting; or

(3)   the director or alternate director, as the case may be, is not, at the time, in the province of British Columbia.

18.8   Meeting Valid Despite Failure to Give Notice

The accidental omission to give notice of any meeting of directors to, or the non-receipt of any notice by, any director or alternate director, does not invalidate any proceedings at that meeting.

18.9   Waiver of Notice of Meetings

Any director or alternate director may send to the Company a document signed by him or her waiving notice of any past, present or future meeting or meetings of the directors and may at any time withdraw that waiver with respect to meetings held after that withdrawal. After sending a waiver with respect to all future meetings and until that waiver is withdrawn, no notice of any meeting of the directors need be given to that director and, unless the director otherwise requires by notice in writing to the Company, to his or her alternate director, and all meetings of the directors so held are deemed not to be improperly called or constituted by reason of notice not having been given to such director or alternate director.

18.10   Quorum

The quorum necessary for the transaction of the business of the directors may be set by the directors and:

(1)   if not so set, is deemed to be set at two directors then in office; or

(2)   if the number of directors is set at one, is deemed to be set at one director, and that director may constitute a meeting.

18.11   Validity of Acts Where Appointment Defective

Subject to the *Business Corporations Act*, an act of a director or officer is not invalid merely because of an irregularity in the election or appointment or a defect in the qualification of that director or officer.

18.12   Consent Resolutions in Writing

A resolution of the directors or of any committee of the directors may be passed without a meeting:

(1)   in all cases, if each of the directors entitled to vote on the resolution consents to it in writing; or

(2)   in the case of a resolution to approve a contract or transaction in respect of which a director has disclosed that he or she has or may have a disclosable interest, if each of the other directors who are entitled to vote on the resolution consent to it in writing.

A consent in writing under this Article may be by signed document, fax, email or any other method of transmitting legibly recorded messages. A consent in writing may be in two or more counterparts, which together are deemed to constitute one consent in writing. A resolution of the directors or of any committee of the directors passed in accordance with this Article 18.12 is effective on the date stated in the consent in writing or on the latest date stated on any counterpart and is deemed to be a proceeding at a meeting of directors or of the committee of the directors and to be as valid and effective as if it had been passed at a meeting of the directors or of the committee of the directors that satisfies all the requirements of the *Business Corporations Act* and all the requirements of these Articles relating to meetings of the directors or of a committee of the directors.

19. Executive and Other Committees

19.1 Appointment and Powers of Executive Committee

The directors may, by resolution, appoint an executive committee consisting of the director or directors that they consider appropriate, and this committee has, during the intervals between meetings of the board of directors, all of the directors' powers, except:

(1)   the power to fill vacancies in the board of directors;

(2)   the power to remove a director;

(3)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

(4)   such other powers, if any, as may be set out in the resolution or any subsequent directors' resolution.

19.2 Appointment and Powers of Other Committees

The directors may, by resolution:

(1)   appoint one or more committees (other than the executive committee) consisting of the director or directors that they consider appropriate;

(2)   delegate to a committee appointed under paragraph (1) any of the directors' powers, except:

     (a)   the power to fill vacancies in the board of directors;

     (b)   the power to remove a director;

     (c)   the power to change the membership of, or fill vacancies in, any committee of the directors; and

     (d)   the power to appoint or remove officers appointed by the directors; and

(3)   make any delegation referred to in paragraph (2) subject to the conditions set out in the resolution or any subsequent directors' resolution.

19.3 Obligations of Committees

Any committee appointed under Articles 19.1 or 19.2, in the exercise of the powers delegated to it, must:

(1)   conform to any rules that may from time to time be imposed on it by the directors; and

(2)   report every act or thing done in exercise of those powers at such times as the directors may require.

19.4   Powers of Board

The directors may, at any time, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)   revoke or alter the authority given to the committee, or override a decision made by the committee, except as to acts done before such revocation, alteration or overriding;

(2)   terminate the appointment of, or change the membership of, the committee; and

(3)   fill vacancies in the committee.

19.5   Committee Meetings

Subject to Article 19.3(1) and unless the directors otherwise provide in the resolution appointing the committee or in any subsequent resolution, with respect to a committee appointed under Articles 19.1 or 19.2:

(1)   the committee may meet and adjourn as it thinks proper;

(2)   the committee may elect a chair of its meetings but, if no chair of a meeting is elected, or if at a meeting the chair of the meeting is not present within 15 minutes after the time set for holding the meeting, the directors present who are members of the committee may choose one of their number to chair the meeting;

(3)   a majority of the members of the committee constitutes a quorum of the committee; and

(4)   questions arising at any meeting of the committee are determined by a majority of votes of the members present, and in case of an equality of votes, the chair of the meeting does not have a second or casting vote.

20.   Officers

20.1   Directors May Appoint Officers

The directors may, from time to time, appoint such officers, if any, as the directors determine and the directors may, at any time, terminate any such appointment.

20.2   Functions, Duties and Powers of Officers

The directors may, for each officer:

(1)   determine the functions and duties of the officer;

(2)   entrust to and confer on the officer any of the powers exercisable by the directors on such terms and conditions and with such restrictions as the directors think fit (except for those powers referred to in paragraphs (1) – (4) of Article 19.1; and

(3)   revoke, withdraw, alter or vary all or any of the functions, duties and powers of the officer.

20.3   Qualifications

No officer may be appointed unless that officer is qualified in accordance with the *Business Corporations Act*. One person may hold more than one position as an officer of the Company. Any person appointed as the chair of the board or as the managing director must be a director. Any other officer need not be a director.

20.4   Remuneration and Terms of Appointment

All appointments of officers are to be made on the terms and conditions and at the remuneration (whether by way of salary, fee, commission, participation in profits or otherwise) that the directors thinks fit and are subject to termination at the pleasure of the directors, and an officer may in addition to such remuneration be entitled to receive, after he or she ceases to hold such office or leaves the employment of the Company, a pension or gratuity.

21.   Indemnification

21.1   Definitions

In this Article 21:

(1)   "eligible penalty" means a judgment, penalty or fine awarded or imposed in, or an amount paid in settlement of, an eligible proceeding;

(2)   "eligible proceeding" means a legal proceeding or investigative action, whether current, threatened, pending or completed, in which a director, former director or alternate director of the Company (an "eligible party") or any of the heirs and legal personal representatives of the eligible party, by reason of the eligible party being or having been a director or alternate director of the Company:

(a)   is or may be joined as a party; or

(b)   is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding;

(3)   "expenses" has the meaning set out in the *Business Corporations Act*.

21.2   Mandatory Indemnification of Directors and Former Directors

Subject to the *Business Corporations Act*, the Company must indemnify a director, former director, alternate director, officer or former officer of the Company or of any affiliate of the Company and his or her heirs and legal personal representatives against all eligible penalties to which such person is or may be liable, and the Company must, after the final disposition of an eligible proceeding, pay the expenses actually and reasonably incurred by such person in respect of that proceeding. Each director, alternate director and officer of the Company or of any affiliate of the Company is deemed to have contracted with the Company on the terms of the indemnity contained in this Article 21.2.

21.3   Indemnification of Other Persons

Subject to any restrictions in the *Business Corporations Act*, the Company may indemnify any person.

21.4   Non-Compliance with *Business Corporations Act*

The failure of a director, alternate director or officer of the Company to comply with the *Business Corporations Act* or these Articles does not invalidate any indemnity to which he or she is entitled under this Part.

21.5   Company May Purchase Insurance

The Company may purchase and maintain insurance for the benefit of any person (or his or her heirs or legal personal representatives) who:

(1)   is or was a director, alternate director, officer, employee or agent of the Company;

(2)   is or was a director, alternate director, officer, employee or agent of a corporation at a time when the corporation is or was an affiliate of the Company;

(3)   at the request of the Company, is or was a director, alternate director, officer, employee or agent of a corporation or of a partnership, trust, joint venture or other unincorporated entity;

(4)   at the request of the Company, holds or held a position equivalent to that of a director, alternate director or officer of a partnership, trust, joint venture or other unincorporated entity;

against any liability incurred by him or her as such director, alternate director, officer, employee or agent or person who holds or held such equivalent position.

22. Dividends

22.1 Payment of Dividends Subject to Special Rights

The provisions of this Article 22 are subject to the rights, if any, of shareholders holding shares with special rights as to dividends.

22.2 Declaration of Dividends

Subject to the *Business Corporations Act*, the directors may from time to time declare and authorize payment of such dividends as they may deem advisable.

22.3 No Notice Required

The directors need not give notice to any shareholder of any declaration under Article 22.2.

22.4 Record Date

The directors may set a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend. The record date must not precede the date on which the dividend is to be paid by more than two months. If no record date is set, the record date is the day on which the directors pass the resolution declaring the dividend.

22.5 Manner of Paying Dividend

A resolution declaring a dividend may direct payment of the dividend wholly or partly by the distribution of specific assets or of fully paid shares or of bonds, debentures or other securities of the Company, or in any one or more of those ways.

22.6 Settlement of Difficulties

If any difficulty arises in regard to a distribution under Article 22.5, the directors may settle the difficulty as they deem advisable, and, in particular, may:

(1)   set the value for distribution of specific assets;

(2)   determine that cash payments in substitution for all or any part of the specific assets to which any shareholders are entitled may be made to any shareholders on the basis of the value so fixed in order to adjust the rights of all parties; and

(3)   vest any such specific assets in trustees for the persons entitled to the dividend.

**22.7	When Dividend Payable**

Any dividend may be made payable on such date as is fixed by the directors.

**22.8	Dividends to be Paid in Accordance with Number of Shares**

All dividends on shares of any class or series of shares must be declared and paid according to the number of such shares held.

**22.9	Receipt by Joint Shareholders**

If several persons are joint shareholders of any share, any one of them may give an effective receipt for any dividend, bonus or other money payable in respect of the share.

**22.10	Dividend Bears No Interest**

No dividend bears interest against the Company.

**22.11	Fractional Dividends**

If a dividend to which a shareholder is entitled includes a fraction of the smallest monetary unit of the currency of the dividend, that fraction may be disregarded in making payment of the dividend and that payment represents full payment of the dividend.

**22.12	Payment of Dividends**

Any dividend or other distribution payable in cash in respect of shares may be paid by cheque, made payable to the order of the person to whom it is sent, and mailed to the address of the shareholder, or in the case of joint shareholders, to the address of the joint shareholder who is first named on the central securities register, or to the person and to the address the shareholder or joint shareholders may direct in writing. The mailing of such cheque will, to the extent of the sum represented by the cheque (plus the amount of the tax required by law to be deducted), discharge all liability for the dividend unless such cheque is not paid on presentation or the amount of tax so deducted is not paid to the appropriate taxing authority.

**22.13	Capitalization of Surplus**

Notwithstanding anything contained in these Articles, the directors may from time to time capitalize any surplus of the Company and may from time to time issue, as fully paid, shares or any bonds, debentures or other securities of the Company as a dividend representing the surplus or any part of the surplus.

**23.	Documents, Records and Reports**

**23.1	Recording of Financial Affairs**

The directors must cause adequate accounting records to be kept to record properly the financial affairs and condition of the Company and to comply with the *Business Corporations Act*.

**23.2	Inspection of Accounting Records**

Unless the directors determine otherwise, or unless otherwise determined by ordinary resolution, no shareholder of the Company is entitled to inspect or obtain a copy of any accounting records of the Company.

24. **Notices**

24.1 **Method of Giving Notice**

Unless the *Business Corporations Act* or these Articles provides otherwise, a notice, statement, report or other record required or permitted by the *Business Corporations Act* or these Articles to be sent by or to a person may be sent by any one of the following methods:

(1)   mail addressed to the person at the applicable address for that person as follows:

(a)   for a record mailed to a shareholder, the shareholder's registered address;

(b)   for a record mailed to a director or officer, the prescribed address for mailing shown for the director or officer in the records kept by the Company or the mailing address provided by the recipient for the sending of that record or records of that class;

(c)   in any other case, the mailing address of the intended recipient;

(2)   delivery at the applicable address for that person as follows, addressed to the person:

(a)   for a record delivered to a shareholder, the shareholder's registered address;

(b)   for a record delivered to a director or officer, the prescribed address for delivery shown for the director or officer in the records kept by the Company or the delivery address provided by the recipient for the sending of that record or records of that class;

(c)   in any other case, the delivery address of the intended recipient;

(3)   sending the record by fax to the fax number provided by the intended recipient for the sending of that record or records of that class;

(4)   sending the record by email to the email address provided by the intended recipient for the sending of that record or records of that class;

(5)   physical delivery to the intended recipient; or

(6)   as otherwise permitted by any securities legislation in any province or territory of Canada or in the federal jurisdiction of the United States or in any states of the United States that is applicable to the Company and all regulations and rules made and promulgated under that legislation and all administrative policy statements, blanket orders and rulings, notices and other administrative directions issued by securities commissions or similar authorities appointed under that legislation.

24.2 **Deemed Receipt of Mailing**

A record that is mailed to a person by ordinary mail to the applicable address for that person referred to in Article 24.1 is deemed to be received by the person to whom it was mailed on the day, Saturdays, Sundays and holidays excepted, following the date of mailing.

24.3 **Certificate of Sending**

A certificate signed by the secretary, if any, or other officer of the Company or of any other corporation acting in that behalf for the Company stating that a notice, statement, report or other record was addressed as required by Article 24.1, prepaid and mailed or otherwise sent as permitted by Article 24.1 is conclusive evidence of that fact.

24.4   Notice to Joint Shareholders

A notice, statement, report or other record may be provided by the Company to the joint shareholders of a share by providing the notice to the joint shareholder first named in the central securities register in respect of the share.

24.5   Notice to Trustees

The Company may provide a notice, statement, report or other record to the persons entitled to a share in consequence of the death, bankruptcy or incapacity of a shareholder by:

(1)   mailing the record, addressed to them:

    (a)   by name, by the title of the legal personal representative of the deceased or incapacitated shareholder, by the title of trustee of the bankrupt shareholder or by any similar description; and

    (b)   at the address, if any, supplied to the Company for that purpose by the persons claiming to be so entitled; or

(2)   if an address referred to in paragraph (1)(b) has not been supplied to the Company, by giving the notice in a manner in which it might have been given if the death, bankruptcy or incapacity had not occurred.

25.   Seal

25.1   Who May Attest Seal

Except as provided in Articles 25.2 and 25.3, the Company's seal, if any, must not be impressed on any record except when that impression is attested by the signatures of:

(1)   any two directors;

(2)   any officer, together with any director;

(3)   any two officers;

(4)   if the Company only has one director, that director; or

(5)   any one or more directors or officers or persons as may be determined by the directors by resolution.

25.2   Sealing Copies

For the purpose of certifying under seal a certificate of incumbency of the directors or officers of the Company or a true copy of any resolution or other document, despite Article 25.1, the impression of the seal may be attested by the signature of any director or officer.

25.3   Mechanical Reproduction of Seal

The directors may authorize the seal to be impressed by third parties on share certificates or bonds, debentures or other securities of the Company as they may determine appropriate from time to time. To enable the seal to be impressed on any share certificates or bonds, debentures or other securities of the Company, whether in definitive or interim form, on which facsimiles of any of the signatures of the directors or officers of the Company are, in accordance with the *Business Corporations Act* or these Articles, printed or otherwise mechanically reproduced, there may be delivered to the person employed to engrave, lithograph or print such definitive or interim share certificates or bonds, debentures or other securities one or more unmounted dies reproducing the seal and the chair of the board or any senior officer together with the secretary, treasurer, secretary-treasurer, an assistant secretary, an assistant treasurer or an assistant secretary-treasurer may in writing authorize such person to cause the seal to be impressed on such definitive or interim share certificates or bonds, debentures or other securities by the use of such dies. Share certificates or bonds, debentures or other securities to which the seal has been so impressed are for all purposes deemed to be under and to bear the seal impressed on them.

CONTRACTOR AGREEMENT

THIS AGREEMENT dated for reference the __1__ day of September 2007.

BETWEEN:

      MR. DONALD E. RANTA
      309 Parkview Avenue
      Golden, Colorado
      80401, USA
      Fax: (303) 526-4628

      (hereinafter called "Ranta")

                                      OF THE FIRST PART

AND:

      RARE ELEMENT RESOURCES LTD.
      410 – 325 Howe Street
      Vancouver, B.C., V6C 1Z7 Canada
      Fax: (604) 688-3392

      (hereinafter called "Rare Element" or the "Company")

                                        OF THE SECOND PART

WHEREAS:

A.   Rare Element is a British Columbia company listed on the TSX Venture Exchange (ticker symbol "RES") and Rare Element is engaged in mineral exploration and development;

B.   Rare Element intends to engage Ranta as the President and Chief Executive Officer on a consulting basis.

      NOW THEREFORE THIS AGREEMENT WITNESSETH that in consideration of the premises and mutual covenants and agreements herein contained, the parties hereto covenant and agree with the other as follows:

ARTICLE I - Remuneration

1.01   Rare Element shall pay Ranta at a rate of $8,500 per month, in arrears on the last business day of each month for the performance of his services as Rare Element's President and Chief Executive Officer and is regularly expected to spend approximately 60% of his time working in this role;

1.02   Ranta will also be paid by Rare Element for reasonable business expenses incurred in furtherance of Rare Element's business including but not limited to phone, internet, travel, home office, and miscellaneous expenses. The Contractor shall, to the greatest extent possible, submit statements and receipts for all expenses claimed.

1.03   Subject to the acceptance of TSX Venture Exchange, Ranta will be granted 350,000 options to purchase 350,000 common shares of Rare Element at a price of $__.__ per share for a period of five years starting on the date of this Agreement with the vesting provisions as in the Company's Stock Option Plan.. The options are subject to the terms and conditions of the Company's stock option plan in place .

1.04   The Company will present an amended stock option plan to the shareholders of the Company at the next annual general meeting thereof in order to amend the stock option plan to include a provision stating that all issued and outstanding stock options of the Company will vest immediately upon a change in control of the Company. A change in control would be defined as a one party acquiring at least 70% of the Company's common shares. Ranta acknowledges that in addition to shareholder approval, such an amendment will require approval of the TSX Venture Exchange.

ARTICLE II - Duties and Devotion of Time

2.01   As the President and Chief Executive Officer of Rare Element, Ranta shall be responsible for directing and coordinating activities of Rare Element in accordance with Company's identified goals to obtain optimum efficiency, economy of operations, and maximize profits and shareholders' value by performing duties such as planning, developing and implementing organization policies and goals and promoting Rare Element in the industry and at trade shows. In addition, Ranta shall be responsible for the supervision, direction, control and operation of the Company's overall vision and shall have the obligation, duties, authority and power to do all acts and things as are customarily done by persons holding the position of President and Chief Executive Officer or performing duties similar to those performed by President and Chief Executive Officer in corporations of similar size to the Company, and all acts and things as are reasonably necessary for the efficient and proper operation and development of the Company but, without limiting the generality of the foregoing, shall include all matters related to the general affairs of the Company, including its financial affairs and financing which may reasonably be considered the responsibility of persons holding the position as President and Chief Executive Officer in corporations of similar size to the Company. Ranta shall provide his services in compliance with all applicable laws and policies of the TSX Venture Exchange, and in compliance with all applicable rules and policies of the Company of which he is notified from time to time.

2.02   Ranta will be appointed as a director of the Company upon the full execution of this Agreement.

2.03   Ranta will be invited to participate in Rare Element's next private placement with the details of amount and timing to be determined at a later date.

2.04   Ranta will be provided with office space in Vancouver and all the amenities such as photocopying and fax services as required on a periodic basis.

2.05   In conducting his duties under this Agreement, Ranta shall report to Rare Element's Board of Directors and shall act consistently with their directives and policies.

2.06   Rare Element agrees that Ranta may have or acquire financial interests in other companies and properties and agrees that Ranta may devote reasonable time to such other outside interests, provided that such interests do not substantially conflict with, in any way, the time required for Ranta to perform his duties under this Agreement or with his fiduciary obligations to the Company.

2.07   Ranta will perform the services as an independent contractor and not as a servant or ·employee or the Company and nothing contained in this Agreement will be construed or have the effect of constituting the relationship of partners or of employer and employee between the parties.

2.08   Ranta will make his own arrangements for coverage by or payment under any Workers' Compensation, Canada Pension Plan, Income Tax, Employment Insurance and other similar Legislation and acknowledges that the Company makes no provision for such coverage or payments since Ranta has contracted to work for the Company as an independent contractor and not as employee. Ranta shall be responsible for, and shall keep Rare Element indemnified and held harmless against, all payroll deductions, income tax and any other government charges that may arise in connection with his provision of services.

2.09   Ranta will complete, sign and deliver to or as directed by or on behalf of the Company all documents required under corporate law and by the TSX Venture Exchange in connection with his appointment as an officer and appointment/election as a director of the Company.

2.10   If the Company determines to insure the life of Ranta, Ranta agrees to do all things reasonably requested in connection with the same.

ARTICLE III - Term

3.01   The effective date of this Agreement is October 1, 2007, and the Contract shall from such date continue for one year, unless earlier terminated in accordance with the terms and provisions of this Agreement.

3.02   This agreement will renew automatically on each anniversary of the effective date, unless notice of non-renewal is delivered by either party to the other at least one month prior to that date.

ARTICLE IV - Termination of Agreement

4.01   Notwithstanding any other provision herein, it is understood and agreed between the parties hereto that either party may terminate the Contract with or without cause and for any reason whatsoever by giving sixty (60) days written notice to the other.

4.02   If the Company terminates this Agreement or any renewal of this Agreement before its expiry date without cause and without notice as specified in section 4.01, the Company shall pay to the Ranta a Termination Fee as follows:

After three months of service by Ranta, a Termination Fee equal to one month's remuneration.

After 12 months of service by Ranta, a Termination Fee equal to three months' remuneration.

ARTICLE V - Confidentiality and Proprietary Rights

5.01   In the course of providing services to the Company, Ranta will have access to confidential information concerning the Company and its affiliates and therefore, Ranta agrees that he will not, either during the term of this Agreement or thereafter, divulge or utilize to the detriment of the Company and its affiliates any of such confidential information. This requirement of confidentiality will not apply to information that:

(a)   is or becomes publicly available other than as a result of a disclosure by Ranta;

(b)   is demonstrated to have been properly in Ranta's possession or control at the time of disclosure of that confidential information to Ranta by the Company or its representatives; or

(c)   is required by law to be disclosed provided that Ranta shall immediately notify the Company in writing of such requirement and shall limit the extent of disclosure to that which Ranta's legal counsel advises in writing must be disclosed in order to comply.

5.02   Ranta shall not use or bring to the Company any technical information, data, trade secrets, processes, formulae, inventions or other intellectual property which is proprietary to any person other than the Company.

5.03   Upon the termination of this Agreement or upon the Company's earlier request, Ranta shall promptly deliver to the Company all documents and other tangible items comprising or referring to any confidential information of the Company or its affiliates, together with all copies, summaries and records thereof. Ranta shall forward to the Company all electronic copies of documents comprising or referring to confidential information held by or under the Contractor's control, and thereupon delete the same.

5.04   Ranta acknowledges and agrees that all proprietary interests including all patent rights, trade secrets and confidential information in and to any product of the Company's business (the "**Work Product**") shall be the sole and exclusive property of the Company or such other party as the Company may from time to time designate, and Ranta hereby assigns to the Company or to such other party as the Company may direct all such rights, including but not limited to moral rights, which it possesses or may possess or is entitled to or which vests or may vest in connection with the Work Product. Ranta agrees to execute all such instruments, certificates or documents required by the Company to confirm such ownership and implement such assignment. The provisions of this section will survive the termination of this Agreement.

5.05   The provisions of this Article V shall survive the termination of this Agreement.

ARTICLE VI - Arbitration

6.01   Any controversy or claim arising out of or relating to this Agreement or any breach of this Agreement shall be finally settled by arbitration in accordance with the provisions of the Commercial Arbitration Act of British Columbia.

ARTICLE VII - Address for Service

7.01   Notices and other communications required or permitted to be given hereunder ("**Notices**") must be in writing and delivered to the other party, at their address or fax number shown on the first page of this Agreement, in person (including by courier) or by fax transmission, and will be deemed to have been received on the first business day following the date of such delivery or successful fax transmission. Either party may from time to time change its address or fax number for Notices as aforesaid.

ARTICLE VIII - Personal Information

year first above written notwithstanding its actual date of execution.

RARE ELEMENT RESOURCES LTD.

Mark T. Brown, Director

Donald E. Ranta

Exhibit 4B

ROYALTY PURCHASE & SALE AGREEMENT

THIS AGREEMENT dated for reference March 31, 2009 is made

BETWEEN:

RARE ELEMENT RESOURCES LTD., a British Columbia company, of Suite 410 – 325 Howe Street, Vancouver, British Columbia V6C 1Z7 Canada

("Rare Element")

AND:

FREEPORT-McMoRaN CORPORATION, a New York corporation **(fka Phelps Dodge Corporation)**, of One North Central Avenue, Phoenix, Arizona 85004 USA

("Freeport")

WHEREAS:

A. Pursuant to that certain Quitclaim Deed (the "Deed") dated September 30, 2002, and recorded beginning at Book 399, Page 538 in the Official Records of Crook County, Wyoming, between Freeport, acting for and on behalf of its then-existing Phelps Dodge Mining Company division, and Paso Rico USA, Inc., Freeport retained a net smelter returns royalty (the "Royalty") over the properties described in the Deed pursuant to the terms and conditions set forth in the Deed;

B. Rare Element wishes to purchase and Freeport wishes to sell all of its rights under the Royalty to Rare Element; Rare Element wishes to assume and have novated to it all of the obligations of Freeport under the Royalty; and Paso Rico USA, Inc., a Wyoming corporation, the payor of the Royalty, wishes to consent and agree to the assignment, assumption and novation.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Rare Element and Freeport (the "Parties"), the Parties agree as follows:

1. On March 31, 2009 (the "Closing Date"), Freeport shall sell and Rare Element shall purchase all of Freeport's right, title and interest in and to the Royalty on the terms and conditions herein contained and for cash consideration of USD 50,000 (the "Consideration"). Upon receipt of the Consideration in available funds, Freeport shall execute and deliver to Rare Element the Quitclaim Deed for the Royalty in form and substance set forth in Schedule "A" hereto and incorporated herein by reference.

2. Rare Element hereby undertakes and agrees to indemnify, defend and hold harmless Freeport, its affiliates, and each of their directors, officers, employees, agents and representatives, from and against any and all manner of claims, demands, judgments, administrative actions and lawsuits against them alleging environmental pollution, contamination or damage to property resulting from or attributable to the actions of Rare Element, Paso Rico USA, or their affiliates, and any of their employees, agents, contractors and suppliers in carrying out or conducting any work on the property that is the subject of the Deed that occurred from and after the date of the execution of the Deed.

3. The parties agree to execute and deliver any other deeds, documents or assurances and to do any other acts required to carry out the true intent and meaning of this Agreement, including all necessary acts and filings (including any filings required in Wyoming or the USA) to register Rare Element, or its assigns, as the owner of the Royalty.

4. This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns. Notwithstanding the foregoing, this Agreement may not be assigned by either party without the prior written consent of the other party.

5. This Agreement is governed by, subject to and interpreted in accordance with the laws of the State of Wyoming and the federal laws of United States applicable therein, other than any such laws that would require the application of the laws of another jurisdiction. The courts sitting in the State of Wyoming will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.

6. Time is of the essence of this Agreement.

7. This Agreement constitutes the entire agreement between the parties and supersedes any and all earlier discussions, correspondence and understandings between the parties. There are no representations or warranties, express or implied, statutory or otherwise, and no collateral agreements other than as expressly set forth or referred to in this Agreement.

8. This Agreement may be executed in counterparts, each of which when assembled with the other shall form one agreement. Each of the parties may reasonably rely on the facsimile signature of the other(s), transmitted by facsimile, as evidence of their agreement hereto.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day, month and year first written above.

RARE ELEMENT RESOURCES LTD., a British Columbia company

By: _____
Name: MARK T. BROWN
Title: CEO + DIRECTOR

FREEPORT-McMORAN CORPORATION, a New York corporation

By: ______________________
Name: DOUGLAS N. CURRAULT II
Title: SECRETARY

APPROVED AS TO FORM ______
INITIALS

Acknowledged and consented to:

Paso Rico USA, Inc., a Wyoming company

By: ______________________
Name: MARK T. BROWN
Title: DIRECTOR

Exhibit 12.1

I, Donald E. Ranta, President/CEO, certify that:

1. I have reviewed this Registration Statement on Form 20-F
   of Rare Element Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures (as defined
   in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over
   financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
   15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused
       such internal control over financial reporting to be designed under
       our supervision, to provide reasonable assurance regarding the
       reliability of financial reporting and the preparation of financial
       statements for external purposes in accordance with generally accepted
       accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by
       the annual report that has materially affected, or is reasonably
       likely to materially affect, the company's internal control over
       financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal
       control over financial reporting.

Date: November 13, 2009

/s/ Donald E. Ranta
Donald E. Ranta, President/CEO/Director

Exhibit 12.2

I, Mark T. Brown, Chief Financial Officer, certify that:

1. I have reviewed this Registration Statement on Form 20-F
   of Rare Element Resources Ltd.;

2. Based on my knowledge, this report does not contain any untrue statement of
   a material fact or omit to state a material fact necessary to make the
   statements made, in light of the circumstances under which such statements
   were made, not misleading with respect to the period covered by this
   report;

3. Based on my knowledge, the financial statements, and other financial
   information included in this report, fairly present in all material
   respects the financial condition, results of operations and cash flows of
   the company as of, and for, the periods presented in this report;

4. The company's other certifying officer(s) and I are responsible for
   establishing and maintaining disclosure controls and procedures (as defined
   in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over
   financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-
   15(f)) for the company and have:
   (a) Designed such disclosure controls and procedures, or caused such
       disclosure controls and procedures to be designed under our
       supervision, to ensure that material information relating to the
       company, including its consolidated subsidiaries, is made known to us
       by others within those entities, particularly during the period in
       which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused
       such internal control over financial reporting to be designed under
       our supervision, to provide reasonable assurance regarding the
       reliability of financial reporting and the preparation of financial
       statements for external purposes in accordance with generally accepted
       accounting principles;
   (c) Evaluated the effectiveness of the company's disclosure controls and
       procedures and presented in this report our conclusions about the
       effectiveness of the disclosure controls and procedures, as of the end
       of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the company's internal control
       over financial reporting that occurred during the period covered by
       the annual report that has materially affected, or is reasonably
       likely to materially affect, the company's internal control over
       financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on
   our most recent evaluation of internal control over financial reporting, to
   the company's auditors and the audit committee of the company's board of
   directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or
       operation of internal control over financial reporting which are
       reasonably likely to adversely affect the company's ability to record,
       process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other
       employees who have a significant role in the company's internal
       control over financial reporting.

Date: November 13, 2009

/s/ Mark T. Brown
Mark T. Brown, Chief Financial Officer

EXHIBIT 13.1

**Certification of Chief Executive Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002**

In connection with this Registration Statement on Form 20-F of Rare Element Resources Ltd., a company organized under the *British Columbia Corporations Act* (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Donald E. Ranta, President/CEO and Director of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Donald E. Ranta
Donald E. Ranta, President/CEO/Director

Date: November 13, 2009

EXHIBIT 13.2

Certification of Chief Financial Officer
Pursuant to 18 U.S.C. Section 1350,
as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of
2002

In connection with this Registration Statement on Form 20-F of Rare Element Resources Ltd., a company organized under the *British Columbia Corporations Act* (the "Company"), as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, Mark T. Brown, Chief Financial Officer of the Company, certifies, pursuant to 18 U.S.C. (S) 1350, as adopted pursuant to (S) 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Mark T. Brown
Mark T. Brown, Chief Financial Officer

Date: November 13, 2009

D E V I S S E R G R A Y L L P
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We consent to the inclusion of in the registration statement of Rare Element Resources Ltd. on Form 20-F of our report dated October 16, 2009 to the Company's shareholders in connection with our audits of the Company's consolidated financial statements as at June 30, 2008 and 2009 and for each of the years in the three year period ended June 30, 2009.

/s/De Visser Gray LLP

CHARTERED ACCOUNTANTS

Vancouver, BC
November 13, 2009